As filed with the Securities and Exchange Commission on May 19, 2009

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PAETEC HOLDING CORP.

(Exact name of registrant as specified in its charter)

Delaware	20-5339741
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

One PAETEC Plaza

600 Willowbrook Office Park

Fairport, New York 14450

(585) 340-2500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Arunas A. Chesonis

Chairman, President and Chief Executive Officer

PAETEC Holding Corp.

600 Willowbrook Office Park

Fairport, New York 14450

(585) 340-2500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Richard J. Parrino, Esq. Hogan & Hartson L.L.P. Columbia Square 555 Thirteenth Street, N.W. Washington, D.C. 20004 (202) 637-5600	Mary K. O’Connell, Esq. Senior Vice President and General Counsel PAETEC Holding Corp. 600 Willowbrook Office Park Fairport, New York 14450 (585) 340-2500

Approximate date of commencement of proposed sale to the public:  From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☑
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share(1)	Proposed maximum aggregate offering price(1)	Amount of registration fee
Warrants to purchase Common Stock	600,000	—	—	— (2)
Common Stock, $0.01 par value	600,000(3)(4)	$3.07(5)	$1,842,000(5)	$103
Common Stock, $0.01 par value	448,744(6)(7)	$4.93(8)	$2,212,308(8)	$124(9)
Total			$4,054,308	$227(9)

(1)	Estimated solely for the purpose of calculating the registration fee.
(2)	Pursuant to Rule 457(g) under the Securities Act of 1933 (“Securities Act”), no separate registration fee is required with respect to the warrants, as they are being registered on the same registration statement as the common stock, par value $0.01 per share, of the registrant (“Common Stock”) offered pursuant thereto.
(3)	These shares of Common Stock are issuable upon the exercise of the 600,000 warrants available for issuance under the PAETEC Holding Corp. 2009 Agent Incentive Plan (the “2009 Agent Plan”) and registered hereby.
(4)	Pursuant to Rule 416 under the Securities Act, this registration statement covers, in addition to the number of shares of Common Stock shown in the table and issuable upon the exercise of 2009 Agent Plan warrants, an indeterminate number of shares of Common Stock which, by reason of certain events specified in the 2009 Agent Plan and such warrants, may become issuable for no additional consideration.
(5)	Estimated in accordance with Rule 457(g) under the Securities Act, solely for the purpose of computing the registration fee.
(6)	These shares of Common Stock are issuable upon the exercise of the 448,744 warrants outstanding under the PaeTec Communications, Inc. Agent Incentive Plan (the “1999 Agent Plan”) as of May 19, 2009.
(7)	Pursuant to Rule 416 under the Securities Act, this registration statement covers, in addition to the number of shares of Common Stock shown in the table and issuable upon the exercise of the 1999 Agent Plan warrants, an indeterminate number of shares of Common Stock which, by reason of certain events specified in the 1999 Agent Plan and such warrants, may become issuable for no additional consideration.
(8)	Estimated in accordance with Rule 457(g) under the Securities Act, based on the highest price at which any of the 1999 Agent Plan warrants may be exercised, solely for the purpose of computing the registration fee.
(9)	Filing fees of $151 have already been paid with respect to unsold shares of Common Stock that were registered pursuant to the registration statement on Form S-3 (File No. 333-151600) filed by the registrant on June 11, 2008 and that are issuable upon the exercise of the 1999 Agent Plan warrants. Pursuant to Rule 457(p) under the Securities Act, these previously paid fees are being offset against the registration fee currently due from the registrant with respect to this registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated May 19, 2009.

PAETEC Holding Corp.

Warrants to Purchase 600,000 Shares of Common Stock

1,048,744 Shares of Common Stock

This prospectus relates to our offer and sale of the following securities:

•	warrants to purchase up to 600,000 shares of common stock issuable under our 2009 agent warrant plan;

•	up to 600,000 shares of common stock issuable upon the exercise of warrants issued under the 2009 agent warrant plan; and

•	up to 448,744 shares of common stock issuable upon the exercise of warrants outstanding under our 1999 agent warrant plan as of the date of this prospectus.

We will issue warrants under the 2009 agent warrant plan to select independent sales agents that provide services for us as of the warrant issue dates. The warrants will become exercisable if the holders satisfy vesting conditions and will be exercisable through the tenth anniversary of their respective issue dates. The exercise price of any such warrant generally will be equal to the closing price of the common stock as reported on the NASDAQ Global Select Market on the warrant issue date.

The warrants outstanding under our 1999 agent warrant plan are exercisable through the tenth anniversary of their respective issue dates at exercise prices ranging from $1.24 to $4.93 per share of our common stock.

We will receive proceeds from payments in cash of the exercise price of any warrants. If all of the warrants outstanding under our 1999 agent warrant plan are exercised for cash, we will receive total gross proceeds of approximately $1.5 million.

Our common stock is traded on the NASDAQ Global Select Market under the symbol “PAET.” The last reported sale price of our common stock on the NASDAQ Global Select Market on May 18, 2009 was $3.20 per share.

See “Risk Factors” beginning on page 5 for information that you should consider before investing in the securities offered by this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2009.

If it is against the law in any state or other jurisdiction to make an offer to sell the securities offered by this prospectus, or to solicit an offer from someone to buy such securities, then this prospectus does not apply to any person in that state or other jurisdiction, and no offer or solicitation is made by this prospectus to any such person.

You should rely only on the information contained or incorporated in this prospectus or any supplement. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of such document or that any information we have incorporated by reference is correct on any date after the date of the document incorporated by reference.

i

SUMMARY

This summary contains important information about PAETEC Holding Corp. and the offering. We caution you, however, that the summary does not contain all of the information that may be important to you. You should read the entire prospectus before deciding to invest in our common stock. You also should consider the additional information contained in our SEC reports on Forms 10-K, 10-Q and 8-K and in the other documents considered a part of this prospectus. For a description of these reports and documents, and information about where you can find them, see “Where You Can Find More Information.”

Unless we indicate otherwise, references in this prospectus to “we,” “us,” “our,” “PAETEC Holding” and “PAETEC” mean PAETEC Holding Corp. and PAETEC Corp. and its subsidiaries for all periods before the completion of the merger with US LEC Corp., or “US LEC,” on February 28, 2007. For the period from March 1, 2007 through February 8, 2008, such references also include US LEC and its subsidiaries. For the period beginning on February 9, 2008, such references include US LEC, McLeodUSA Incorporated, or “McLeodUSA,” and their respective subsidiaries.

Our Company

PAETEC is a competitive communications services and solutions provider guided by the principle that delivering superior customer service is the key to competing successfully with other communications services providers. PAETEC’s primary business is providing large, medium-sized and, to a lesser extent, small business end-user customers in metropolitan areas with a package of integrated communications services that includes local and long distance voice, data, and broadband Internet access services. As of March 31, 2009, PAETEC had in service 218,904 digital T1 transmission lines, which represented the equivalent of 5,253,696 access lines, for over 47,000 business customers in a service area encompassing 80 of the country’s top 100 metropolitan statistical areas.

PAETEC Holding Corp. was incorporated in Delaware in August 2006, and its predecessor, PAETEC Corp., was incorporated in Delaware in 1998. PAETEC Holding Corp. is a holding company that conducts its operations through wholly-owned subsidiaries. PAETEC Holding’s principal executive offices are located at One PAETEC Plaza, 600 Willowbrook Office Park, Fairport, New York 14450, and its telephone number at that address is (585) 340-2500. We maintain a corporate Internet web site at www.paetec.com. The contents of our web site are not a part of this prospectus.

This Offering

Warrants	Warrants issuable to select independent sales agents under the PAETEC Holding Corp. 2009 Agent Incentive Plan, or “2009 agent plan,” to purchase up to 600,000 shares of common stock.

Common stock	Up to 600,000 shares of common stock issuable upon the exercise of warrants issued under our 2009 agent plan.

Up to 448,744 shares of common stock issuable upon the exercise of warrants outstanding under the PaeTec Communications, Inc. Agent Incentive Plan, or “1999 agent plan.”

Warrant exercise terms and procedures	See “Questions and Answers About Exercise of Your Warrants” in this summary below for information about the terms on which, and the manner in which, you may exercise your warrants under the 2009 agent plan or the 1999 agent plan.

Use of Proceeds	We will receive proceeds from payments in cash of the exercise price of any warrants. We intend to use the net proceeds of such exercises for working capital and other general corporate purposes.

Risk Factors	See “Risk Factors” beginning on page 5 and the other information contained or incorporated by reference in this prospectus for a discussion of risk factors you should carefully consider before deciding to invest in our warrants or common stock.

NASDAQ Global Select Market Symbol	PAET

Questions and Answers About Exercise of Your Warrants

The following questions and answers provide information about how to exercise warrants outstanding from time to time under our 2009 agent plan and our 1999 agent plan. For additional information, see “Description of the 2009 Agent Plan Warrants” and “Description of the 1999 Agent Plan Warrants.”

Q.	Whom should I contact with questions about my warrants and how to exercise them?

A.	You may direct any questions concerning your warrants and requests for assistance in connection with the tender of your warrants for exercise to PAETEC’s Legal Department at (585) 340-2669. We will notify you in writing of any changes to this contact information.

Q.	How many shares of common stock will I receive if I exercise my warrants in full?

A.	You will be entitled to receive the number of shares of common stock for which your warrants are vested as of the exercise date. Your warrant certificate contains the vesting provisions and states the total number of shares you will be entitled to purchase if your warrants are fully vested when you exercise them.

Q.	What is the exercise price of my warrants?

A.	The exercise price of your warrants, which is the price per share of our common stock you must pay upon exercise, is set forth in your warrant certificate.

Q.	How do I pay for the shares I purchase upon any exercise of my warrants?

A.	You may pay the warrant exercise price in one of two ways:

1.	by delivery of a certified or bank check to PAETEC’s offices as indicated below; or

2.	by a “cashless exercise,” in which you will pay the exercise price by authorizing PAETEC to withhold from the shares otherwise issuable to you the number of shares which has an exercise date value equal to the total exercise price.

See your warrant certificate for a description of the cashless exercise formula that will be used to calculate the number of shares that will be issued to you and withheld by PAETEC if you choose the cashless exercise payment method.

Q.	When does the exercise period for my warrants expire?

A.	The exercise period expires at 5:00 p.m., New York time, on the day which is the tenth anniversary of the date on which your warrants were originally issued. Your warrant certificate sets forth the original issue date of your warrants.

Q.	What will happen to my warrants if I do not exercise them?

A.	All warrants that you do not exercise before the expiration of the exercise period will be void and without further force or effect, and your right under the warrants to purchase our common stock will cease.

Q.	When may I exercise my warrants during the exercise period?

A.	You may tender your warrants for exercise on any business day in accordance with the procedures described below.

Q.	Will I have to exercise all of my warrants at the same time?

A.	No, but the terms of the 1999 agent plan warrants limit you to a maximum of two exercises and the 2009 agent plan warrants have limitations regarding the minimum number of shares for which the warrants may be exercised. For more information about the 2009 agent plan limitations, see “Description of the 2009 Agent Plan Warrants–Exercisability” beginning on page 22. If you do not exercise all of your warrants on the first exercise date, we will issue to you a new warrant certificate representing your remaining, unexercised warrants.

Q.	How do I tender my warrants for exercise?

A.	To exercise your warrants, you must deliver the following by first-class mail, overnight courier or hand to PAETEC’s Legal Department at One PAETEC Plaza, 600 Willowbrook Office Park, Fairport, New York 14450 or any other contact person or address we designate to you in writing:

•	the “Exercise Form” attached as an exhibit to your warrant certificate, completed and executed as indicated in the form;

•

unless you indicate in the Exercise Form that you wish to pay by a cashless exercise of your warrants, a certified or bank check, payable to the order of PAETEC Holding Corp., in payment of the total exercise price for the shares issuable upon the exercise, plus the amount, if any, of federal and other taxes which PAETEC may, in its judgment, be required to withhold with respect to the exercise;

•	your original, manually executed warrant certificate; and

•	such other documents, if any, as we may specify.

The method of delivery of these items is at your option. If you use the mail, however, we recommend that you use registered mail, with return receipt requested, and properly insure the warrant certificate as a precaution against loss. We may waive in our discretion minor irregularities in any documents tendered.

Q.	Will I be charged a fee if I exercise my warrants?

A.	We will not charge you any fee for exercising your warrants. As indicated below, you will be responsible for the costs associated with the requirement to furnish an indemnity bond if your warrant certificate has been lost, destroyed or stolen.

Q.	When will I become a PAETEC stockholder after I exercise my warrants?

A.	If you have properly tendered to us the required documents and payment in connection with your warrant exercise, we will consider the exercise completed and will treat you as a holder of PAETEC shares on the day we receive your documents and payment. If, however, the registration statement of which this prospectus forms a part is not effective or this prospectus is not current at the time you tender warrants for exercise, we will issue the PAETEC shares to you as of the first business day after our registration statement is again effective and this prospectus is again current.

Q.	If I tender my warrants for exercise, when will I receive my shares of PAETEC common stock?

A.	Promptly after the date on which your warrants are exercised, PAETEC’s transfer agent will record in your name in book-entry form the number of shares of PAETEC common stock issuable upon exercise of your warrants, and will deliver to you a Direct Registration System, or “DRS,” Statement.

Q.	Will I receive fractional shares of PAETEC common stock in connection with my warrant exercise?

A.	No. If a fractional share is otherwise issuable to you, we either will round the fractional share up to the nearest whole share of common stock or will pay cash in an amount equal to the same fraction of the fair market value per share of our common stock on the date of exercise.

Q.	What should I do if my warrant certificate has been lost, destroyed or stolen?

A.	If your warrant certificate has been lost, destroyed or stolen, you should immediately notify PAETEC’s Legal Department at (585) 340-2669 or any other contact person or address we designate to you in writing. We will provide you with all necessary forms and instructions, including an affidavit of loss, to replace your warrant certificate. You may be required to provide a bond as indemnity against any claim that may be made with respect to the warrant certificate alleged to have been lost, destroyed or stolen. The expiration date of your warrant exercise period will not be extended because of a lost, stolen or destroyed warrant certificate.

Q.	Whom should I contact regarding the tax consequences of exercising my warrants?

A.	You should contact your own tax adviser regarding the tax consequences of exercising your warrants. For more information about the federal income tax consequences of warrant exercises, see “Description of the 2009 Agent Plan Warrants–Federal Income Tax Consequences” beginning on page 26 if you hold 2009 agent plan warrants, and “Description of the 1999 Agent Plan Warrants–Federal Income Tax Consequences” beginning on page 32 if you hold 1999 agent plan warrants.

Q:	May I transfer my warrants?

A.	No. You may not assign, transfer, pledge or otherwise dispose of your warrant certificate or the rights evidenced by your warrant certificate to any person without the prior written consent of PAETEC.

Q.	Will I be able to resell the PAETEC shares I receive upon exercise of my warrants?

A.	Yes. The PAETEC shares you receive will be eligible for sale by you in the public market without restriction under the Securities Act of 1933, or “Securities Act,” except that if you are an “affiliate” of PAETEC (as that term is defined in Rule 144 under the Securities Act), your PAETEC shares will be subject to the resale limitations of Rule 144.

RISK FACTORS

Investing in our warrants and common stock involves risks. You should carefully consider the following risk factors and other information we include or incorporate by reference in this prospectus before deciding to invest in our securities. If any of the events described in the following risks occurs, our business, financial condition, results of operations and cash flows could be materially adversely affected.

Risks Related to PAETEC’s Business

PAETEC’s business and operations are subject to a number of risks and uncertainties, including the following:

Deterioration in the global economy has had, and may continue to have, a negative impact on PAETEC’s business.

PAETEC believes that the financial and economic pressures faced by its business customers in the current environment of diminished consumer spending, corporate downsizing and tightened credit have had, and may continue to have, an adverse effect on billable minutes of use and on customer attrition rates, and have resulted in and may continue to result in increased customer demands for price reductions in connection with contract renewals. For the remainder of 2009, PAETEC expects economic conditions to deteriorate further, and as a result, it anticipates an increase in uncollectible accounts and bad debt expense.

PAETEC relies on other carriers to provide it with critical parts of its network under a regulatory framework that may change.

PAETEC must interconnect and lease from incumbent carriers special access digital T1 transmission lines and unbundled network element, or “UNE,” digital T1 transmission lines and other elements to connect substantially all of its end-user customers to its network. To obtain these lines and, accordingly, to provide voice and data services, PAETEC depends on existing laws and regulations that require incumbent local exchange carriers to lease these special access digital T1s, UNE T1s and other network elements to competitive carriers. Regulatory developments may reduce the extent to which incumbent carriers are required to lease these network facilities to PAETEC or may permit incumbent carriers to increase the prices they charge for such lines or impose unacceptable terms and conditions. Changes in law or regulation could limit or terminate PAETEC’s affordable access to the network components it needs to provide voice and data services.

If PAETEC cannot continue to interconnect with and obtain key network elements and special access services from some of its primary competitors on acceptable terms, it may not be able to offer its local voice and data services on a profitable basis, if at all.

PAETEC will not be able to provide its local voice and data services on a profitable basis, if at all, unless it is able to continue to interconnect with and obtain key network elements and special access service from some of PAETEC’s primary competitors on acceptable terms. To offer local voice and data services in a market, PAETEC must connect its network with the networks of the incumbent carrier in that market. This relationship is governed by interconnection agreements between the incumbent carrier and PAETEC that are based on provisions of the Telecommunications Act of 1996 obligating incumbent carriers to interconnect with competitive carriers and provide them with access to various network elements. Access to “last mile” special access digital T1 transmission lines is governed by each incumbent local exchange carrier’s special access tariffs. These tariffs can be changed and the prices for the services increased. Interconnection agreements can be terminated or expire and thereby require renegotiation and renewal. In addition, changes in law or regulation that limit or narrow any of these obligations of the incumbent carrier would require modification of interconnection agreements to reflect the changes. If PAETEC is not able to renegotiate or enter into interconnection agreements on terms that are acceptable to it, or obtain special access services on competitive terms, or if there is a change in law or regulation that limits or narrows the obligation of the incumbent carrier to provide access to competitive carriers, PAETEC’s cost of doing business could increase and its ability to compete could be impeded.

The outcome of the pending FCC rulemaking proceeding that is reviewing the framework for intercarrier compensation could have a material adverse effect on PAETEC’s operating results.

Significant changes to the current rules governing intercarrier compensation could have a material adverse effect on PAETEC’s collection and payment of reciprocal compensation and access fees. Intercarrier compensation, including exchange access and reciprocal compensation, currently is the subject of several ongoing interrelated proceedings before the Federal Communications Commission, or “FCC.” designed to reform the way in which carriers and service providers pay other carriers and providers for the use of their respective networks. There is no clear consensus as to when or how the rules governing intercarrier compensation will be reformed. Whether and how intercarrier compensation reform will affect PAETEC and other carriers therefore remains unclear, but such reform could have a negative impact on PAETEC’s business and operating results.

PAETEC’s business is subject to a variety of risks based on its dependence on regulations that continue to change.

Most of the network services and carrier services that PAETEC provides are subject to regulation and may be adversely affected by regulatory developments at the federal, state and local levels. The regulations, for example, can affect the types of services PAETEC may offer, the rates PAETEC is permitted to charge for its services and for the use of its network by other carriers, the manner in which PAETEC may bill its customers and the rates PAETEC must pay others for their services and for the use of their networks. In addition, the regulations may impose specific operational or compliance requirements related to the protection of customer proprietary network information, capability to associate a physical address with a calling party’s telephone number, referred to as “E-911,” or cooperation with law enforcement officials engaged in lawful communication intercept or monitoring activities. All of these requirements may reduce the revenue PAETEC generates from its operating activities or increase its operating costs. Federal and state regulations also determine the level of contribution payments PAETEC must make to the federal Universal Service Fund and other federal and state telecommunications subsidy programs, as well as the terms under which it may use any rights of way necessary for the operation of its business. If PAETEC fails to comply with applicable regulations, or if the regulations change in a manner adverse to PAETEC, its business and operating results may suffer.

If PAETEC is required to reduce the prices it charges for some or all of its network services, PAETEC’s profitability may be negatively affected and its ability to continue to generate positive cash flows from operations may be diminished.

PAETEC may be required to reduce the prices it charges for some or all of its network services for the following reasons, which could adversely affect its profit margins and its ability to generate positive cash flows from operations:

•

the incumbent carriers in the markets PAETEC serves already offer a bundle of local, long distance and data services that is the same as or similar to, and in some cases more robust than, the bundle of services that PAETEC offers;

•

PAETEC’s current and potential customers are increasingly using Voice over Internet Protocol, or “VoIP,” which could, for example, reduce or eliminate long distance revenues generated by those customers;

•

the mergers between AT&T Inc. and SBC Communications, Inc., between MCI, Inc. and Verizon Communications Inc., and between AT&T and BellSouth Corporation may provide these carriers with significant operating efficiencies and substantial marketing, financial and technical resources as they compete with PAETEC;

•

regulatory authorities generally have decreased their oversight of incumbent carriers and from time to time are asked to forbear from applying a range of regulations to incumbent carriers, which may increase the benefits these companies experience from their longstanding customer relationships and greater financial and technical resources, and may increase their ability to reduce prices for local and other network services by offsetting those reductions with revenue or profits generated by unrelated businesses, products or services; and

•

regulatory authorities recently have permitted incumbent carriers to exercise pricing flexibility in setting the rates they charge for some of the network services that PAETEC also provides, rather than requiring the carriers to charge set rates.

Industry consolidation and realignment may increase PAETEC’s costs.

Before their respective mergers, AT&T and MCI offered some network services and elements in competition with the incumbent carriers. The mergers between AT&T and SBC, between MCI and Verizon and between AT&T and BellSouth, however, could significantly increase the cost of the high-speed circuits PAETEC must lease to connect its customers to PAETEC’s switching equipment by reducing the number of providers that offer those high-speed circuits. PAETEC also may incur increased circuit costs in portions of the Qwest region, where these large incumbents may not have a significant presence. Such a development could decrease the competitive pressure on other carriers to maintain low rates for these circuits. The expansion of operations of medium-sized incumbent carriers into markets served by PAETEC, either through merger or the sale of exchanges by a regional Bell operating company, or “RBOC,” to a smaller incumbent carrier, may negatively affect PAETEC operations if the non-RBOC incumbent carrier has less sophisticated systems and more costly terms for interconnection and access to last mile facilities.

If PAETEC is unable to manage its business effectively, PAETEC’s prospects for profitable operations will be harmed.

To achieve and sustain operating profitability, PAETEC is required to generate revenue growth, control expenses and otherwise manage its business efficiently. This places significant demands on PAETEC’s management and other employees, its operational and financial systems, and its internal controls and procedures. If PAETEC fails to manage PAETEC’s operations effectively, PAETEC may experience higher costs of operations, a decline in service quality, the loss of customers, and other limitations that would adversely affect PAETEC’s prospects for profitable operations.

If PAETEC does not compete effectively in the highly competitive market for network services, it could lose customers and revenue and may face more difficulties as it expands in existing markets and enters new markets.

The telecommunications industry is highly competitive, particularly with the advent of new technologies replacing traditional public switched telecommunications networks in favor of services transmitted over the Internet. This increased level of competition could diminish PAETEC’s market share and affect PAETEC’s ability to expand PAETEC’s business. PAETEC will compete with current and potential market entrants, including:

•	AT&T, Qwest and Verizon, which are the large, former monopoly local telephone companies and their successors;

•	other competitive carriers, competitive access providers, Internet service providers and stand-alone VoIP, providers; and

•	cable television companies, wireless and satellite service providers.

Many of the competitors identified above have significantly greater market presence, engineering and marketing capabilities, and financial, technological and personnel resources than PAETEC. Additionally, some of these competitors are currently subject to substantially less regulation than competitive and incumbent carriers and claim to be exempt from a number of taxes and regulatory charges that PAETEC is required to pay. As a result, compared to PAETEC, the company’s competitors may be able to develop and expand their network infrastructures and services offerings more efficiently or more quickly, adapt more swiftly to new or emerging technologies and changes in customer requirements, take advantage of acquisitions and other opportunities more readily, and devote greater resources to the marketing and sale of their products and services. Further, they may succeed in developing and expanding their communications and network infrastructures more quickly than PAETEC.

PAETEC faces price competition in the market for network services and, as a result, may not be able to sustain operating profitability, maintain adequate market share or achieve significant revenue growth.

The demand for PAETEC’s services may not exist at prices that will enable it to maintain adequate market share or achieve significant revenue growth. In response to competition from incumbent carriers, and providers using new technologies, including VoIP, competitive carriers like PAETEC have reduced the prices they charge for their network services in recent years. Moreover, in light of the mergers between AT&T and SBC, between MCI and Verizon, and between AT&T and BellSouth, PAETEC faces price and service competition with respect to its network services from these incumbents, which are the largest incumbent carriers in the United States, as well as from other large established telephone companies that are the dominant competitors in all of PAETEC’s service areas. PAETEC expects to continue experiencing an overall increase in downward pricing pressures, particularly with respect to its network services, due to competition, volume-based pricing and other factors. PAETEC’s ability to reduce its prices may be limited by its reliance on some of its principal competitors to provide key network elements that PAETEC needs to provide network services. In addition, if regulatory authorities were to prohibit PAETEC from including specified types of additional charges on bills for network services to offset expenses that PAETEC may incur, PAETEC could be required to increase its base prices for network services above competitive levels.

An inability to market and develop additional services may adversely affect PAETEC’s ability to retain existing customers or attract new customers.

PAETEC offers local, long distance, data, Internet, VoIP and other telecommunications services. To address the future needs of PAETEC’s customers, PAETEC will need to market and develop additional services. PAETEC may not be able to continue to provide the range of telecommunications services that PAETEC’s customers need or seek. PAETEC may lose some of its customers or be unable to attract new customers if it cannot offer these services.

Changes in technology, service offerings and customer preferences could affect PAETEC’s ability to compete in the marketplace for telecommunications and information services.

PAETEC faces rapid and significant changes in technology. PAETEC’s ability to retain existing customers and attract new customers will be impaired if PAETEC is unable to deliver new technologies and services that have significant customer acceptance, to adopt those new technologies and offer those new services in a timely and effective manner, and to compete successfully against other service providers that introduce the same or similar new technologies and offer substantially similar new services. The telecommunications industry has changed significantly over the past several years and is continuing to evolve rapidly. Emerging technologies and services, such as VoIP applications, broadband services and advanced wireless offerings, are altering the economic conditions under which the telecommunications and information services industry operates. New technologies also could lead to the development of new, more convenient and cost-effective services. In addition, the preferences and requirements of customers are rapidly changing. For example, telecommunications customers are increasingly using wireless forms of communication, such as handheld Internet-access devices and mobile phones. The use of wireless communications has resulted in a decline in the volume of voice traffic carried by traditional wireline telecommunications networks and likely has resulted in a decrease in the average minutes of use generated by customers of wireline communications services providers, including PAETEC. We expect this trend to continue.

The development and offering of new services in response to new technologies or consumer demands may require PAETEC to increase its capital expenditures significantly. In addition, new technologies may be protected by patents or other intellectual property laws and therefore may be available only to PAETEC’s competitors and not to PAETEC.

PAETEC may not be able to compete effectively if it is unable to install additional network equipment or to convert its network to more advanced technology.

PAETEC’s long-term business strategy may require it to convert its existing network to a network using more advanced technology. PAETEC may not have or be able to raise the significant capital that a conversion may require, or be able to complete the installation of additional network equipment and the conversion to more advanced technology in a timely manner, at a commercially reasonable cost or at all. PAETEC also may face technological problems that cannot be resolved. If PAETEC is unable successfully to install or operate new network equipment or to convert its network to a network using more advanced technology, PAETEC may not be able to compete effectively, and PAETEC’s results of operations could be adversely affected.

PAETEC may experience difficulty integrating the businesses and operations of US LEC and McLeodUSA and may fail to realize the anticipated benefits of its mergers with US LEC and McLeodUSA.

PAETEC’s future success will depend in significant part on its ability to realize the cost savings, operating efficiencies and new revenue opportunities that it expects to result from the integration of PAETEC’s business with the businesses of US LEC and McLeodUSA. PAETEC’s operating results and financial condition will be adversely affected if it is unable to integrate successfully the operations of PAETEC with US LEC and McLeodUSA, fails to achieve or achieve on a timely basis such cost savings, operating efficiencies and new revenue opportunities, or incurs unforeseen costs and expenses or experiences unexpected operating difficulties that offset anticipated cost savings. In particular, the integration of the acquired businesses may involve, among other matters, integration of sales, marketing, billing, accounting, quality control, management, personnel, payroll, regulatory compliance, network infrastructure and other systems and operating hardware and software, some of which may be incompatible and therefore may need to be replaced.

If PAETEC does not successfully implement its acquisition strategy, its acquisition of other businesses could harm PAETEC’s results of operations and financial condition.

As part of PAETEC’s growth strategy, PAETEC seeks to supplement internal expansion through targeted acquisitions. PAETEC is subject to various risks in connection with any acquisitions or series of acquisitions, including the risks that PAETEC:

•

may be unable to realize anticipated cost savings or operating efficiencies, to retain skilled management, technical, sales and back office personnel of acquired companies, to maintain uniform standards, controls, procedures and policies throughout all of its acquired companies, or to manage successfully the risks associated with entering new geographical, customer or product markets in which it has little or no experience;

•

may suffer adverse developments in its relationships with vendors, face brand awareness issues related to the acquired assets or customers, be forced to limit the attention it can devote to any one acquired company, and suffer disruption of its ongoing business operations as a result of its acquisition and integration activities;

•

may encounter resistance by customers of acquired companies to PAETEC’s marketing programs, pricing levels or services and may not successfully incorporate the services of acquired businesses into PAETEC’s package of service offerings or successfully integrate the network equipment and operating support systems of acquired businesses; and

•	may experience difficulties in evaluating the historical or future financial performance of the acquired companies.

Even if acquired companies eventually contribute to an improvement in PAETEC’s operating results or financial condition, the acquisitions may adversely affect PAETEC’s operating results and financial condition in the short term. PAETEC’s operating results may decrease as a result of transaction-related expenses PAETEC records for the period in which it completes an acquisition. PAETEC’s operating results may be further reduced by the higher operating and administrative expenses PAETEC may incur in the periods immediately following an acquisition as PAETEC seeks to integrate the acquired business into its operations.

Any significant impairment of PAETEC’s goodwill would lead to a decrease in PAETEC’s assets and a reduction in its net operating performance.

At March 31, 2009, PAETEC had goodwill of approximately $300.6 million, which constituted approximately 20.5% of PAETEC’s total assets at that date. If PAETEC makes changes in its business strategy or if market or other conditions adversely affect its business operations, PAETEC may be forced to record an impairment charge, which would lead to a decrease in the company’s assets and reduction in net operating performance. For 2008, PAETEC recorded a goodwill impairment charge of $355.0 million. PAETEC tests goodwill for impairment annually or whenever events or changes in circumstances indicate an impairment may have occurred. If the testing performed indicates that impairment has occurred, PAETEC is required to record an impairment change for the difference between the carrying value of the goodwill and the implied fair value of the goodwill in the period in which the determination is made. The testing of goodwill of impairment requires PAETEC to make significant estimates about the future performance and cash flows of the company, as well as other assumptions. These estimates can be affected by numerous factors, including changes in economic, industry or market conditions, changes in underlying business operations, future reporting unit operating performance, existing or new product market acceptance, changes in competition, or changes in technologies. Any changes in key assumptions, or actual performance compared with those assumptions, about PAETEC’s business and its future prospects or other assumptions could affect the fair value of one or more reporting units, resulting in an impairment change.

Adverse developments in the credit and capital markets may negatively affect PAETEC’s ability to raise additional capital.

Adverse conditions in the debt security and syndicated loan markets, which have significantly reduced the availability of corporate credit, are increasingly affecting the global financial system and equity markets. PAETEC’s ability to access the debt and equity markets may be restricted at a time when it would like, or need, to access such markets, which could have an adverse effect on PAETEC’s flexibility to react to changing economic and business conditions. The disruptions in the financial markets have had, and may continue to have, an adverse effect on the market value of PAETEC’s common stock, which could make it more difficult or costly for the company to raise capital through an offering of its equity securities.

PAETEC’s significant level of debt and interest payment obligations may limit its ability to compete and expose it to interest rate risk to the extent of its variable-rate debt.

As of March 31, 2009, PAETEC had a total of $934.5 million of indebtedness outstanding, including $300.0 million principal amount of senior notes, $578.2 million principal amount of borrowings outstanding under its senior secured term loan facilities and $50.0 million under its revolving credit facility. This substantial level of indebtedness may have important consequences. For example, it may:

•	make it more difficult for PAETEC to satisfy its financial obligations;

•	require PAETEC to dedicate a substantial portion of its cash flow from operations to payments on its indebtedness;

•	limit PAETEC’s ability to pursue its acquisition strategy or react to changes to the economy or in its business or industry; and

•	place PAETEC at a competitive disadvantage relative to companies that have less indebtedness.

Because a substantial portion of the borrowings under PAETEC’s senior secured credit facilities accrues interest at variable rates, PAETEC’s interest expense could increase if interest rates increase and it is not able to manage its related exposure through derivative financial instruments.

Covenants under PAETEC’s debt agreements may restrict its future operations.

PAETEC’s senior secured credit facilities and senior notes indenture impose operating and financial restrictions that limit PAETEC’s discretion on some business matters, which could make it more difficult for PAETEC to expand, finance its operations and engage in other business activities that may be in its interest. These restrictions include compliance with or maintenance of a maximum leverage ratio under PAETEC’s credit facilities, and will limit the ability of PAETEC and its subsidiaries to:

•

incur additional indebtedness, pay dividends on, redeem or repurchase PAETEC’s capital stock, create restrictions on dividend and other payments to PAETEC from its subsidiaries, issue or sell stock of subsidiaries, and make investments or repay subordinated indebtedness; and

•	engage in sale-leaseback transactions, sell assets, create liens, and engage in mergers, sales, acquisitions and consolidations.

PAETEC may incur indebtedness in addition to the foregoing indebtedness. Any additional indebtedness it may incur in the future may subject PAETEC to similar or even more restrictive conditions.

If PAETEC is unable to raise additional capital, its ability to expand its business and to meet its obligations will be limited.

The development and expansion of PAETEC’s network will require substantial capital investment. If PAETEC chooses to accelerate the expansion of its business, PAETEC will require additional capital. PAETEC also may require additional capital to fund payments of its indebtedness as an increasing amount of such indebtedness becomes due and payable. If PAETEC cannot successfully obtain additional equity or debt financing for necessary purposes on acceptable terms, PAETEC could be at a competitive disadvantage relative to competitors with significant capital or the ability to raise significant capital for expansion. The terms of any financing PAETEC does obtain may be burdensome to PAETEC.

PAETEC’s operating performance will suffer if it is not offered competitive rates for the access services PAETEC needs to provide its long distance services.

PAETEC depends on other telecommunications companies to originate and terminate a significant portion of the long distance traffic initiated by its network services customers. Access charges historically have made up a significant percentage of the overall cost associated with the provision of long distance service by PAETEC. If the volume of long distance traffic PAETEC carries remains substantial, its operating performance will suffer if it is not offered these access services at rates that are substantially equivalent to the rates charged to its competitors or that otherwise do not enable it to have profitable pricing of its long distance services.

Regulatory initiatives may continue to reduce the rates PAETEC is permitted to charge for some services that it provides to long distance and competing local exchange carriers.

The rates that PAETEC charges long distance service providers for originating or terminating interstate and intrastate calls initiated by their customers to customers served by its network, and for transferring calls by PAETEC’s customers onto the long distance carrier’s network, cannot exceed the rates established by federal and, in some cases, state regulatory authorities. There are several pending FCC and state regulatory proceedings addressing these rates and state legislative proposals that would mandate reductions in competitive carrier rates for these services. The outcome of these proceedings and legislative initiatives could result in a material reduction in the rates PAETEC may charge some carriers for originating and terminating long distance traffic. Mandated reductions in switched access rates for all carriers also could adversely affect operating margins and revenues of PAETEC’s carrier services business, as PAETEC’s wholesale termination and origination services may not be offered at significantly lower cost than the reduced switched access rates. Similarly, the rates PAETEC may charge to local carriers to terminate local calls made by their customers to PAETEC’s customers are governed by state regulatory authorities and agreements between the local carriers and PAETEC. In the future, federal or state regulatory authorities may institute proceedings that could have the effect of reducing the rates PAETEC may charge local service providers for terminating local traffic. Such reductions in originating and terminating rates could have a material adverse effect on PAETEC’s business and cash flow.

If PAETEC does not continue to attract and retain qualified personnel and independent sales agents or retain its key management, PAETEC may not be able to execute its business plan.

PAETEC faces competition for qualified personnel, including management, technical and sales personnel. PAETEC also relies on a large number of independent sales agents to market and sell PAETEC’s services. If PAETEC is unable to attract and retain experienced and motivated personnel, including a large and effective direct sales force, a substantial number of independent sales agents, and qualified information technology and other back office personnel, PAETEC may not be able to obtain new customers or effectively service existing customers, or sell sufficient amounts of service to execute PAETEC’s business plan. Additionally, the loss of key management personnel could impair PAETEC’s ability to implement its acquisition integration plan and execute its business strategy, which could hinder PAETEC’s ability to sustain profitable operations.

Failure to obtain and maintain necessary permits and rights-of-way could interfere with PAETEC’s network infrastructure and operations.

To obtain and maintain rights-of-way and similar rights and easements needed to install, operate and maintain fiber optic cable and its other network elements, PAETEC must negotiate and manage agreements with state highway authorities, local governments, transit authorities, local telephone companies and other utilities, railroads, long distance carriers and other parties. The failure to obtain or maintain any rights-of-way could interfere with PAETEC’s operations, interfere with its network infrastructure and its use of that infrastructure and adversely affect PAETEC’s business. For example, if PAETEC loses access to a right-of-way, it may need to spend significant sums to remove and relocate its facilities.

PAETEC and other industry participants are frequently involved in disputes over issues that, if decided adversely to PAETEC, could harm PAETEC’s financial and operational prospects.

PAETEC anticipates that it will continue to be subject to risks associated with the resolution of various disputes, lawsuits, arbitrations and proceedings affecting PAETEC’s business. The deregulation of the telecommunications industry, the implementation of the Telecommunications Act of 1996 and the distress of many carriers in the telecommunications industry as a result of continued competitive factors and financial pressures have resulted in the involvement of numerous industry participants, including PAETEC, in disputes, lawsuits, proceedings and arbitrations before state and federal regulatory commissions, private arbitration organizations such as the American Arbitration Association, and courts over many issues that will be important to PAETEC’s financial and operational success. These issues include the interpretation and enforcement of existing interconnection agreements and tariffs, the terms of new interconnection agreements, operating performance obligations, intercarrier compensation, access charges applicable to different categories of traffic (including traffic originating from or terminating on wireless networks), the jurisdiction of traffic for intercarrier compensation purposes, the wholesale services and facilities available to PAETEC, the prices PAETEC will pay for those services and facilities, and the regulatory treatment of new technologies and services.

PAETEC’s business could suffer if third parties successfully claim that PAETEC has infringed their intellectual property rights.

The dependence of the telecommunications industry on proprietary technology has resulted in increasingly frequent litigation based on allegations of the infringement of patents and other intellectual property. PAETEC may be subject to litigation to defend against claimed infringement of the rights of others or to determine the scope and validity of the proprietary rights of others. Regardless of its merits, any intellectual property litigation could be time-consuming and costly and could divert management’s time and attention from PAETEC’s business operations. Adverse resolutions of any such litigation could adversely affect PAETEC’s business by requiring PAETEC to:

•	pay monetary damages or enter into royalty and licensing agreements that it normally would not find acceptable;

•	stop selling or redesign some of its products or services; or

•	satisfy indemnification obligations to its customers.

If PAETEC is unable to maintain or enhance its back office information systems, PAETEC may not be able to increase its revenue as planned or to compete effectively.

Sophisticated back office information systems are vital to PAETEC’s revenue growth and PAETEC’s ability to monitor costs, bill customers, initiate, implement and track customer orders, and achieve operating efficiencies. To increase revenue, PAETEC must select products and services offered by third-party vendors and efficiently integrate those products and services into PAETEC’s existing back office operations. PAETEC may not successfully implement these products, services and systems on a timely basis, and PAETEC’s systems may fail to perform as the company expects. A failure or delay in the expected performance of PAETEC’s back office systems, or a failure or delay in effectively integrating the back office systems of acquired companies with PAETEC’s back office systems, could slow the pace of PAETEC’s expected revenue growth or harm PAETEC’s competitiveness by adversely affecting PAETEC’s service quality, which could lead to a loss of existing customers or a failure to attract and retain new customers.

Network failures or system breaches could cause delays or adversely affect PAETEC’s service quality, which may cause it to lose customers and revenue.

In operating its network, PAETEC must maintain connections for, and manage, a large number of customers and a large quantity of traffic at high speeds. Any failure or perceived failure to achieve or maintain high-speed data transmission could significantly reduce demand for PAETEC’s services and adversely affect PAETEC’s operating results. PAETEC has experienced outages, such as temporary switch outages, that have prevented PAETEC from providing uninterrupted services to some of its customers. Outages such as these have resulted in lost revenue and could cause PAETEC to lose customers. In the future, PAETEC may experience similar or more severe outages or other network failures or breaches.

Computer viruses, break-ins, human error, natural disasters and other problems also may disrupt PAETEC’s network. The network security and stability measures PAETEC implements may be circumvented in the future or otherwise fail to prevent the disruption of PAETEC’s services. The costs and resources required to eliminate computer viruses and other security problems may result in interruptions, delays or cessation of services to PAETEC’s customers, which could result in a decrease in demand, decrease PAETEC’s revenue and slow PAETEC’s planned expansion.

If PAETEC’s network or other ground facilities are damaged by natural catastrophes or terrorism, PAETEC’s ability to provide services may be interrupted and the quality of PAETEC’s services may be adversely affected.

A major earthquake, hurricane, tornado, fire, terrorist attack on the United States, or other catastrophic event could damage PAETEC’s network, network operations centers, central offices or corporate headquarters. Such an event could interrupt PAETEC’s services, adversely affect service quality and harm PAETEC’s business. PAETEC does not have replacement or redundant facilities that it can use to provide alternative means of service to all customers or under every circumstance in the event of a catastrophic event. Any damage to PAETEC’s network could result in degradation of PAETEC’s service for some customers and could result in complete loss of service in affected areas.

If PAETEC fails to maintain proper and effective internal control over financial reporting or fails to implement any required changes, PAETEC’s ability to produce accurate financial statements could be impaired, which could increase its operating costs and adversely affect its ability to operate its business.

PAETEC is required to provide annual management assessments of the effectiveness of its internal control over financial reporting and to provide reports on the effectiveness of its internal control by PAETEC’s independent registered public accounting firm addressing these assessments. Ensuring that PAETEC has adequate internal control over financial reporting so that PAETEC can produce accurate financial statements on a timely basis is a costly and time-consuming effort. Implementing any required changes to PAETEC’s internal controls may require modifications to PAETEC’s existing accounting systems or the engagement of additional accounting personnel. Any failure to maintain adequate internal controls, or the inability to produce accurate financial statements on a timely basis, could increase PAETEC’s operating costs and impair PAETEC’s ability to operate its business.

Risks Related to Ownership of PAETEC’s Securities

The trading price of PAETEC’s common stock may be volatile, could may make it more difficult for you to realize gain on your investment and may subject us to securities litigation.

The trading price of PAETEC’s common stock has experienced significant fluctuations. The market price of our common stock may be affected by a number of factors, including the following:

•	price and volume fluctuations in the stock market from time to time;

•	significant volatility in the market price and trading volumes of stocks of communications services companies;

•	actual or anticipated changes in PAETEC’s earnings or fluctuations in PAETEC’s operating results or in the expectations of securities analysts;

•	PAETEC’s dividend policy;

•	general economic conditions and trends;

•	catastrophic events;

•	activities of PAETEC’s competitors;

•	regulatory changes;

•	sales of large blocks of our stock; or

•	departures of key personnel.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Because of the volatility of PAETEC’s stock price, the company may become the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from PAETEC’s business.

Future sales of PAETEC’s common stock in the public market could lower the price of PAETEC common stock and impair PAETEC’s ability to raise funds in future securities offerings.

Future sales of a substantial number of shares of PAETEC common stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of PAETEC common stock and could make it more difficult for PAETEC to raise funds through a public offering of its equity securities. PAETEC has entered into registration rights agreements with some of its stockholders who may, subject to limitations and qualifications, have their PAETEC common stock registered for public resale.

PAETEC has not paid cash dividends on its common stock in the past and may not pay cash dividends in the future.

PAETEC has not declared or paid cash dividends on its common stock and may not pay cash dividends in the future. Future declaration and payment of cash dividends, if any, on PAETEC’s common stock are within the discretion of the company’s board of directors and will be determined in light of factors deemed relevant by the board of directors, including PAETEC’s earnings, operations, capital requirements and financial condition and restrictions in the company’s financing agreements. Under PAETEC’s credit facilities agreement and senior notes indenture, the company may pay cash dividends on its common stock in excess of specified amounts only if PAETEC is not otherwise in default and meets specified requirements relating to levels of PAETEC’s cash flows, total and secured indebtedness, interest obligations and other financial measures. Further, PAETEC may pay dividends only out of surplus, as defined under the corporate law of Delaware, where PAETEC is incorporated, and the company’s board of directors will not declare or pay dividends if PAETEC does not have sufficient surplus.

Provisions in PAETEC’s certificate of incorporation and bylaws may prevent takeover attempts that could be beneficial to PAETEC’s stockholders.

Provisions of PAETEC’s certificate of incorporation and bylaws could discourage a takeover of the company even if a change of control of PAETEC would be beneficial to the interests of its stockholders. The charter and bylaw provisions, among other matters:

•	provide for the classification of the board of directors into three classes, with approximately one-third of the directors to be elected each year;

•	limit the number of directors constituting the entire board of directors to a maximum of 15 directors;

•	provide that any vacancy on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors then in office;

•	provide that a special meeting of stockholders may be called only by PAETEC’s chief executive officer or chairman of the board or by a majority of the authorized number of directors;

•

establish advance notice procedures for stockholders to make nominations of candidates for election as directors or to present any other business for consideration at any annual or special stockholder meeting;

•

except as otherwise provided in connection with the rights of holders of any outstanding series of preferred stock, prohibit PAETEC stockholders from taking action by written consent in lieu of a meeting with respect to any actions that are required or permitted to be taken by PAETEC stockholders at any annual or special meeting of stockholders, unless the PAETEC board of directors has expressly approved in advance the action to be taken by written consent and the taking of such action by such written consent;

•

provide that until February 8, 2010 the affirmative vote of holders of at least 75% of the voting power of PAETEC’s outstanding capital stock is required to amend specified provisions of PAETEC’s bylaws relating to the composition of the board of directors; and

•

provide authority for the board of directors without stockholder approval to provide for the issuance of up to 20,000,000 shares of PAETEC’s preferred stock, in one or more series, with terms and conditions, and having rights, privileges and preferences, to be determined by the board of directors.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus and in the information incorporated by reference in this prospectus constitute forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, or “Securities Exchange Act.” These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, financial position, levels of activity, performance or achievements to be materially different from any future results, financial position, levels of activity, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will” and “would,” or similar words. You should read statements that contain these words carefully because they discuss our expectations concerning our future results of operations or financial position, or state other forward-looking information. There may be events in the future, however, that we are not able to control or predict accurately. The risks described in this prospectus under “Risk Factors” and in the other information contained or incorporated by reference in this prospectus provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations that we describe in the forward-looking statements. The occurrence of the events described in such risks and other information could have a material adverse effect on our business, results of operations and financial position.

We cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on the forward-looking statements included in this prospectus and in the information incorporated by reference in it, which apply only as of the date on which such statements are made. We expressly disclaim any duty to update the forward-looking statements, and the estimates and assumptions associated with them, after the date on which such statements are made, whether to reflect changes in circumstances or our expectations, the occurrence of unanticipated events, or otherwise.

USE OF PROCEEDS

We will use for working capital and other general corporate purposes any net proceeds we receive from the sale of common stock upon payments in cash of the warrant exercise price of any warrants. If all of the shares of common stock offered by this prospectus and issuable upon the exercise of the outstanding 1999 agent plan warrants were sold for cash pursuant to the exercise of all such warrants, we estimate that the total net proceeds of such exercise, after deducting expenses of this offering, would be approximately $             million. Warrant holders may elect to pay the warrant exercise price under cashless exercise provisions of their warrants instead of paying the exercise price in cash. We do not know the number of shares that may become issuable upon the exercise of the 2009 agent plan warrants or the exercise prices of such warrants.

We will not receive any proceeds from the issuance of the 2009 agent plan warrants, which we will issue to select PAETEC independent sales agents that provide services for us as of the warrant issue dates.

DETERMINATION OF OFFERING PRICE

2009 Agent Plan Warrants

The 2009 agent plan warrants will be issued to select PAETEC independent sales agents that provide services for us as of the warrant issue dates. The offering price of the shares of common stock issuable upon the exercise of the 2009 agent plan warrants will be determined by reference to the exercise prices of such warrants. The exercise prices will be established at the time the warrants are issued by us based on the fair market value of PAETEC’s common stock on the applicable warrant issue dates. For these purposes, “fair market value” with respect to any 2009 agent plan warrant generally means the closing price of the common stock as reported on the NASDAQ Global Select Market on the issue date of such warrant.

1999 Agent Plan Warrants

The offering price of the shares of common stock issuable upon the exercise of the 1999 agent plan warrants is determined by reference to the exercise prices of such warrants, which range from $1.24 to $4.93 per share of our common stock.

DIVIDEND POLICY

We have not previously declared or paid cash dividends on our common stock and may not pay cash dividends in the future. Future declaration and payment of cash dividends, if any, on our common stock are within the discretion of our board of directors and will be determined in light of factors deemed relevant by the board of directors, including our earnings, operations, capital requirements and financial condition and restrictions in our financing agreements. Under our credit facilities agreement and senior notes indenture, we may pay cash dividends on our common stock in excess of specified amounts only if we are not otherwise in default and meet specified requirements relating to levels of our cash flows, total and secured indebtedness, interest obligations and other financial measures.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined statement of operations has been prepared to reflect the merger of PAETEC and McLeodUSA, which was completed on February 8, 2008.

On February 8, 2008, PAETEC completed a business combination by merger with McLeodUSA pursuant to a merger agreement among PAETEC Holding, McLeodUSA and PS Acquisition Corp., PAETEC Holding’s wholly-owned merger subsidiary. In accordance with the merger agreement, PS Acquisition Corp merged with and into McLeodUSA, with McLeodUSA surviving the merger as a direct wholly-owned subsidiary of PAETEC Holding.

You should read the unaudited pro forma condensed combined statement of operations in conjunction with the:

•	accompanying notes to the unaudited pro forma condensed combined statement of operations; and

•

separate audited historical financial statements of PAETEC as of and for the year ended December 31, 2008 and related notes as included in PAETEC’s Annual Report on Form 10-K for the year ended December 31, 2008, as filed with the SEC, which we refer to as the “2008 Form 10-K,” and incorporated herein by reference.

The financial information of PAETEC and McLeodUSA for the year ended December 31, 2008 presented in the unaudited pro forma condensed combined statement of operations is derived from the audited financial statements of PAETEC and the unaudited historical consolidated financial information of McLeodUSA for the period from January 1, 2008 through February 8, 2008, respectively, but does not include all disclosures required by accounting principles generally accepted in the United States of America, or “GAAP.”

The unaudited pro forma condensed combined statement of operations is provided for informational purposes only. The pro forma information is not necessarily indicative of what the combined companies’ results of operations actually would have been if the McLeodUSA merger had been completed at the date indicated. In addition, the unaudited pro forma condensed combined statement of operations does not purport to project the future financial position or operating results of PAETEC after the merger.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2008 combines the historical consolidated statements of operations for PAETEC and McLeodUSA to give effect to the business combination between PAETEC and McLeodUSA, and the $100 million incremental term loan facility obtained by PAETEC in January 2008, as if they had occurred on January 1, 2008.

The purchase price allocation for the combination with McLeodUSA is reflected in the historical consolidated balance sheet of PAETEC as of December 31, 2008, as included in the 2008 Form 10-K. In accordance with Statement of Financial Accounting Standards No. 141, Business Combinations, the purchase price of the McLeodUSA merger was allocated to the assets acquired and liabilities assumed based on their fair values as of the merger closing date, with the amounts exceeding the fair value of the assets acquired being recorded as goodwill.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2008 has been adjusted for the decreased amortization expense resulting from the acquired intangible assets, as well as for the increased depreciation expense resulting from the acquired property and equipment.

The unaudited pro forma condensed combined statement of operations does not include the effects of any revenue, cost or other operating efficiencies that may result from the McLeodUSA merger, nor does it reflect any other changes that might occur regarding the PAETEC and McLeodUSA combined portfolios of businesses, other than those actually realized and reflected in the historical consolidated statement of operations for PAETEC.

The unaudited pro forma condensed combined statement of operations does not reflect any nonrecurring charges expected to result from the McLeodUSA merger, other than those actually realized and reflected in the historical consolidated statement of operations for PAETEC. The majority of nonrecurring charges resulting from the merger include executive separation, employee termination, stock-based compensation and other exit costs related to the McLeodUSA business that are recognized in the opening balance sheets in accordance with Emerging Issues Task Force, or “EITF,” Issue No. 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination. Other merger-related charges may be incurred that do not meet the criteria in EITF Issue No. 95-3, including employee termination and exit costs related to the PAETEC business and other integration-related costs.

On January 28, 2008, PAETEC entered into an incremental term loan commitment, or “incremental facility agreement,” pursuant to the credit agreement dated as of February 28, 2007, as amended. Under the incremental facility agreement, the term loan lenders committed to extend to PAETEC term loans pursuant to the credit agreement in a total principal amount of $100 million. The incremental term loan facility was funded on January 29, 2008. PAETEC applied a portion of the borrowings under the incremental term loan facility toward the redemption of McLeodUSA’s outstanding senior secured notes in connection with the McLeodUSA merger. The unaudited pro forma condensed combined statement of operations has been adjusted for the decrease in interest expense for the year ended December 31, 2008 as a result of this transaction.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2008

(In thousands, except share and per share amounts)

	PAETEC Holding Historical(a)	McLeodUSA Historical(b)	McLeodUSA Merger Pro Forma Adjustments		Pro Forma As Adjusted
REVENUE	$1,570,380	$54,311	$—		$1,624,691
COST OF SALES (exclusive of operating items shown separately below)	781,347	28,004	—		809,351
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (exclusive of operating items shown separately below and inclusive of stock-based compensation)	572,180	21,089	—		593,269
IMPAIRMENT CHARGE	355,000	—	—		355,000
INTEGRATION AND SEPARATION COSTS	12,700	5,037	—		17,737
SALES AND USE TAX CHARGE	—	11,995			11,995
DEPRECIATION AND AMORTIZATION	174,251	8,312	(509	)(c)	182,054

LOSS FROM OPERATIONS	(325,098)	(20,126)	509		(344,715)
OTHER INCOME, net	(663)	55	—		(608)
INTEREST EXPENSE	73,663	1,571	(1,251	)(d)	73,983

LOSS BEFORE INCOME TAXES	(398,098)	(21,752)	1,760		(418,090)
PROVISION FOR (BENEFIT FROM) INCOME TAXES	89,797	(64)	—	(e)	89,797

NET LOSS	$(487,895)	$(21,688)	$1,760		$(507,887)

LOSS PER COMMON SHARE—BASIC AND DILUTED	$(3.48)				$(3.52	)(f)

BASIC AND DILUTED WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	140,210,860				144,474,178	(f)

Notes to Unaudited Pro Forma Condensed Combined Statement of Operations For the Year Ended December 31, 2008

(a)    Includes results of McLeodUSA subsequent to the McLeodUSA merger closing date of February 8, 2008.

(b)    Represents results from January 1, 2008 through the closing of the merger with PAETEC Holding on February 8, 2008.

(c)    The decrease in depreciation and amortization expense of $ 0.5 million represents the following:

•	an increase in depreciation expense of $0.3 million for the year ended December 31, 2008, principally as a result of property and equipment acquired as part of the McLeodUSA merger; and

•

a decrease in amortization expense of $0.8 million for the year ended December 31, 2008 based on the acquired fair value of McLeodUSA’s intangible assets of $61.7 million with expected useful lives of 5-8 years.

(d)    The decrease in interest expense of $1.3 million represents the following:

•	a decrease of $1.6 million related to the elimination of historical McLeodUSA interest expense related to McLeodUSA’s pre-merger indebtedness; and

•	an increase of $0.3 million (of which $0.1 million represents amortization of debt issue costs) related to the interest expense on the $100 million incremental term loan facility discussed above.

Interest expense related to the PAETEC Holding $100 million incremental facility agreement entered into on January 28, 2008 was calculated based on the terms of the facilities using an interest rate of the London interbank offered rate, or “LIBOR,” plus 2.50%. A LIBOR of 0.34% was used in the pro forma interest expense calculation. Actual interest expense in future periods may differ materially from the interest expense presented. A change of 1/8th of a percentage point in the interest rates depicted would result in a fluctuation of approximately $0.1 million in interest expense during the year ended December 31, 2008.

(e)    During the year ended December 31, 2008, PAETEC Holding established a full valuation allowance for deferred tax assets. Accordingly, no pro forma adjustments to the provision for income taxes were recorded related to McLeodUSA’s historical net loss or the adjustments in expenses described in notes (c) and (d) above.

(f)    Pro forma basic and diluted net loss per share was calculated as follows:

•

The adjusted weighted average number of shares of PAETEC Holding common stock outstanding during the year ended December 31, 2008 was derived by taking the historical weighted average number of shares of PAETEC Holding common stock outstanding during the year ended December 31, 2008 of 140,210,860 shares and giving effect to shares issued to former holders of shares of McLeodUSA as part of the McLeodUSA merger based on the exchange ratio, as if those shares had been outstanding for the entire period.

•

The number of shares used in computing pro forma diluted loss per share was equal to that used in computing pro forma basic loss per common share, since the effect of including common stock issuable upon the assumed conversion of stock options, stock units and warrants computed based on the treasury stock method in diluted loss per common share would have been anti-dilutive.

DESCRIPTION OF THE 2009 AGENT PLAN WARRANTS

The following is a summary of the material terms of the warrants issuable under the PAETEC Holding Corp. 2009 Agent Incentive Plan, which we refer to as the “2009 agent plan.” This summary is not complete and is qualified in its entirety by reference to the 2009 agent plan and the form of warrant certificate evidencing the 2009 agent plan warrants. You may obtain copies of these documents as described under “Where You Can Find More Information.”

General

This prospectus relates in part to our offer and sale of the following securities issuable under the 2009 agent plan:

•	warrants to purchase up to 600,000 shares of common stock; and

•	up to 600,000 shares of common stock issuable upon the exercise of the 2009 agent plan warrants.

We will issue the 2009 agent plan warrants to select independent sales agents that provide services for us as of the warrant issue dates. Independent sales agents may include, in addition to individuals, corporations and other organizations that act as PAETEC’s sales agents.

As of the date of this prospectus, there were no warrants outstanding under the 2009 agent plan. All offers and sales of the 2009 agent plan warrants and of the common stock issuable upon the exercise of such warrants will be made pursuant to this prospectus and any successor prospectus.

Number of Authorized 2009 Agent Plan Warrants

The 2009 agent plan provides for the issuance of warrants for the purchase of a maximum of 600,000 shares of common stock. Each warrant will initially be issuable for the purchase of one share of common stock.

Exercisability

Exercise Price. Each 2009 agent plan warrant evidenced by the warrant certificate issued to a holder will initially represent the right to purchase one share of our common stock at the exercise price and during the exercise period specified in the warrant certificate. The exercise price of each warrant will be established by PAETEC at the time the warrant is issued based on the fair market value of PAETEC’s common stock on the warrant issue date. As of the date of this prospectus, the common stock is listed on the NASDAQ Global Select Market. For purposes of the 2009 agent plan warrants, “fair market value” generally means the closing price of the common stock as reported on the NASDAQ Global Select Market, or such other established national or regional stock exchange or established securities market on which the common stock may then be traded, on the issue date or other specified determination date. If there is no such reported closing price, the fair market value will be the mean between the highest bid and lowest asked prices or between the high and low sale prices on that trading day. If no sale of common stock is reported on that day, fair market value will be determined in the same manner based on the applicable price of the common stock on the next preceding day on which any sale has been reported. If the common stock is not listed on an established national or regional stock exchange or traded on an established securities market, fair market value will be the value of the common stock as determined by PAETEC’s board of directors in good faith.

Exercise Period. The 2009 agent plan warrants of any holder first will become exercisable upon satisfaction of the conditions described below under “–Vesting” and will be and remain exercisable only in accordance with the conditions described below under “–Securities Act Registration.” Each outstanding warrant may be exercised until 5:00 p.m., New York time, on the day which is the tenth anniversary of the warrant’s issue date. Any warrant that is not exercised before its expiration date will be null and without further force or effect, and all rights of the holder under the warrant to purchase our common stock will cease.

Vesting. The warrants evidenced by each warrant certificate may be exercised only to the extent that such warrants have vested. The vesting of such warrants will be based on the holder’s attainment and maintenance of specified revenue performance targets as set forth in the holder’s warrant certificate and in the 2009 agent plan.

In general, warrants to purchase a specified number of shares will vest as of the last day of the month on which the holder (1) has achieved for a calendar month new monthly commissionable revenue exceeding the holder’s “existing monthly commissionable revenue” by an amount equal to or greater than an incremental revenue target set forth in the warrant certificate, and (2) subsequently has maintained new monthly commissionable revenue exceeding the holder’s existing monthly commissionable revenue by an amount equal to or greater than that incremental revenue target for any subsequent three consecutive calendar months within a specified two-year period. For these purposes, “existing monthly commissionable revenue” means the agent’s monthly commissionable revenue as of the warrant issue date, as set forth in the warrant certificate.

The 2009 agent plan and warrant certificate define “monthly commissionable revenue” to mean monthly recurring and usage revenue generated from use of PAETEC’s commissionable products during a calendar month by customers procured by the agent. Monthly commissionable revenue will include any customer adjustments, deductions or credits, including Equipment for Service and Software for Service bundled and unbundled credits. Monthly commissionable revenue will be measured before the application of any taxes, surcharges, regulatory assessments, governmental charges, federal subscriber line charges, loop charges which are exclusively for long distance or data services, equipment charges, feature charges and any one-time or non-recurring fees.

The warrant certificate may provide for more than one revenue target, with a specified number of warrants vesting in the manner described above at each target level. Upon vesting, the agent may purchase up to the number of warrant shares issuable based on achievement of the applicable revenue target.

If the holder fails to achieve the applicable revenue target and then subsequently maintain the target level in the manner described above during the two-year period, the holder will forfeit all rights to purchase the shares of common stock with respect to which the vesting requirements have not been satisfied. Unvested warrants also will be forfeited if the agent’s status as an appointed sales agent of PAETEC is terminated for any reason.

Securities Act Registration. Holders of 2009 agent plan warrants are entitled to exercise their warrants only if a registration statement relating to the exercise of the warrants and issuance of the shares underlying the warrants is then effective under the Securities Act and the prospectus which forms a part of such registration statement is then current.

Payment of Exercise Price. To exercise any 2009 agent plan warrants, in addition to submitting required documentation, the holder is required to pay PAETEC the exercise price for the number of shares of common stock in respect of which such warrants are exercised.

Holders may pay the exercise price in cash or by a “cashless exercise.” In a cashless exercise, the holder must pay the exercise price by authorizing PAETEC to withhold from the shares otherwise issuable to the holder the number of shares which has an exercise date value equal to the total exercise price. If a holder elects to effect a cashless exercise, the holder will be entitled to receive upon exercise the number of shares computed in accordance with the formula specified in the warrant certificate as of the date on which PAETEC receives from the holder the properly completed Exercise Form, which is attached as an exhibit to the holder’s warrant certificate, along with the warrant certificate and other required documents. PAETEC may require the agent to make a cash payment to the company in the amount, if any, of federal or other taxes which PAETEC may, in its judgment, be required to withhold with respect to an award, or PAETEC may, in its sole discretion, make an adjustment to the number of shares delivered pursuant to the cashless exercise formula to account for any such amount.

Exercise Terms and Procedures. To exercise the 2009 agent plan warrants, the holder must deliver the following by first-class mail, overnight courier or hand to PAETEC’s Legal Department at One PAETEC Plaza, 600 Willowbrook Office Park, Fairport, New York 14450 or any other address PAETEC designates to the holder in writing:

•	the “Exercise Form” attached as an exhibit to the holder’s warrant certificate, completed and executed as indicated in the form;

•

unless the holder indicates in the Exercise Form that the holder wishes to pay by a cashless exercise of the warrants, a certified or bank check, payable to the order of PAETEC Holding Corp., in payment of the total exercise price for the shares issuable upon the exercise, plus the amount, if any, of federal and other taxes which PAETEC may, in its judgment, be required to withhold with respect to the exercise;

•	the original, manually executed warrant certificate; and

•	such other documents, if any, as PAETEC may specify.

The method of delivery of these items is at the holder’s option. If the holder uses the mail, however, PAETEC recommends that the holder use registered mail, with return receipt requested, and properly insure the warrant certificate as a precaution against loss.

PAETEC may waive in its discretion irregularities in any documents tendered and compliance with the warrant exercise procedures described in this prospectus. All questions as to validity, form and eligibility of any surrender of warrant certificates will be determined by PAETEC, and such determination will be final and binding on the holder.

The minimum number of shares with respect to which a 2009 agent plan warrant may be exercised is 100 shares or, if fewer, the maximum number of shares remaining available for purchase under the warrant certificate at the time of exercise. If fewer than all of the warrants evidenced by a holder’s warrant certificate are exercised, PAETEC will issue to the holder a new warrant certificate for the number of warrants that remain outstanding after such exercise.

Upon the exercise of any warrants in accordance with the warrant certificate, PAETEC’s transfer agent will record in the name of the holder in book-entry form the number of shares of PAETEC common stock issuable upon exercise of the warrants tendered by such holder for exercise, and will deliver to the holder a Direct Registration System, or “DRS,” Statement. If the holder has properly tendered the required documents and payment in connection with the warrant exercise, PAETEC will consider the exercise completed and will treat the holder as a PAETEC stockholder on the day it receives the documents and payment. If, however, the registration statement of which this prospectus forms a part is not effective or this prospectus is not current at the time the holder tenders warrants for exercise, PAETEC will issue the PAETEC shares to the holder as of the first business day after the registration statement is again effective and the prospectus is again current.

All shares of common stock issuable by PAETEC upon exercise of the warrants will be validly issued, fully paid and nonassessable, and not subject to preemptive rights.

PAETEC will not issue fractional shares of common stock upon the exercise of warrants. If any fraction of a share of common stock would be issuable upon the exercise of any warrants, PAETEC, in its sole discretion, either will round the fractional share up to the nearest whole share of common stock or will pay cash in an amount equal to the same fraction of the fair market value per share of its common stock on the date of exercise. “Fair market value” for these purposes generally means the closing price of the common stock on the warrant exercise date as reported on the NASDAQ Stock Market, or such other established securities market on which the common stock may then be traded.

PAETEC will not pay any tax or charge which may be payable in respect of any transfer involved in the issuance of any shares of common stock in a name other than that of the registered holder of the warrant certificate surrendered upon the exercise of a warrant. In this event, PAETEC will not issue or deliver such shares unless or until the person requesting the issuance of the shares has paid to PAETEC the amount of such tax or charge or has established to PAETEC’s satisfaction that such tax or charge has been paid. PAETEC may require the holder to make a cash payment to the company in the amount, if any, of federal and other taxes which PAETEC may, in its judgment, be required to withhold under U.S. Treasury regulations with respect to an award. Alternatively, PAETEC may, in its sole discretion, make an adjustment to the number of shares of common stock delivered pursuant to the “cashless exercise” formula to account for any such amount. Matters related to backup withholding are discussed below under “–Federal Income Tax Consequences–Information Reporting and Backup Withholding.”

Reservation of 2009 Agent Plan Warrant Shares

PAETEC is required at all times to reserve and keep available, free from preemptive rights, out of its authorized but unissued common stock or its authorized and issued common stock held in its treasury, the maximum number of shares of common stock that may be issuable by it from time to time upon the exercise of all outstanding warrants.

Listing of 2009 Agent Plan Warrant Shares

The shares of common stock issued upon exercise of warrants will be listed for trading on the same securities exchange, if any, as our common stock is then listed. As of the date of this prospectus, the common stock is listed on the NASDAQ Global Select Market.

Adjustments to Exercise Price and Number of 2009 Agent Plan Warrant Shares

The exercise price of the 2009 agent plan warrants and the number of shares of common stock issuable upon the exercise of the warrants will be subject to adjustment upon the occurrence of the events described below.

The number and kind of securities issuable upon the exercise of the warrants will be proportionately adjusted beginning on the record date for any distribution described below or the effective date of any subdivision, combination, reclassification or recapitalization described below if PAETEC:

•	effects a distribution payable in shares of common stock to all holders of the outstanding common stock;

•	subdivides the outstanding shares of common stock;

•	combines the outstanding shares of common stock into a smaller number of shares of common stock; or

•	issues any PAETEC securities in a reclassification or recapitalization of the common stock.

In such an event, the holder of the warrants exercised after such time will be entitled to receive the aggregate number and kind of securities which, if such warrants had been exercised in full immediately before such record date or effective date, the holder would have owned upon such exercise and been entitled to receive by virtue of the distribution, subdivision, combination, reclassification or recapitalization. This adjustment will be made successively whenever any event listed above occurs. Upon each adjustment of the number or kind of shares for which the warrants are exercisable as described above, the per share exercise price payable upon the exercise of the warrants will be adjusted by multiplying the exercise price immediately before the adjustment by a fraction, the numerator of which is the number of shares of common stock covered by the warrants immediately before the adjustment, and the denominator of which is the number of shares covered by the warrants immediately after the adjustment.

If PAETEC is involved in any corporate transaction other than a cash transaction, the number and kind of securities issuable upon exercise of the warrants will be adjusted so that the holder would be entitled to receive the number and kind of securities that the holder would have received pursuant to such transaction if the securities subject to the warrants had been issued immediately before the corporate transaction. For these purposes, “corporate transaction” means any reorganization, merger, consolidation or similar transaction, and “cash transaction” means any corporate transaction in which the consideration that the holder of the warrants would have received pursuant to the corporate transaction if the securities subject to the warrant had been issued immediately prior to the corporate transaction is cash or other property that is not securities. If PAETEC is not the issuer of the securities which the holder would have received pursuant to such corporate transaction, provision for such an adjustment must be made in writing in connection with the transaction for the assumption of the 2009 agent plan and all then-outstanding 2009 agent plan warrants by the corporation or entity that is the issuer of the securities. From and after any such assumption, the provisions of the 2009 agent plan and the 2009 agent plan warrants will be interpreted so as to maintain the interests of the holder intended by the 2009 agent plan and by the warrant certificates. Upon each adjustment of the number or kind of securities for which the warrants are exercisable, the per share exercise price payable upon exercise of the warrants will be appropriately and proportionately adjusted. Upon the occurrence of any cash transaction, all outstanding but unexercised warrants will terminate immediately before the completion of the cash transaction. Any exercise of a warrant during the 15-day period immediately before the completion of any such cash transaction will be conditioned, at the holder’s discretion, on the completion of the cash transaction and will be effective only immediately before such completion.

Non-Transferability of 2009 Agent Plan Warrants

You may not assign, transfer, pledge or otherwise dispose of your warrant certificate or the rights evidenced by the warrant certificate to any person without the prior written consent of PAETEC. PAETEC may provide or withhold such consent in its sole discretion.

Transferability of 2009 Agent Plan Warrant Shares

The shares of PAETEC common stock received by you upon any exercise of 2009 agent plan warrants will be eligible for sale by you in the public market without restriction under the Securities Act, except that if you are an “affiliate” of PAETEC (as that term is defined in Rule 144 under the Securities Act), your PAETEC shares will be subject to the resale limitations of Rule 144.

No Rights as Stockholder

The holders of unexercised warrants are not entitled, as such, to any rights of a stockholder of PAETEC, including, without limitation, the right to vote or to consent to any action of the stockholders, to receive dividends or other distributions, to exercise any preemptive right or to receive any notice of meetings of stockholders.

Federal Income Tax Consequences

The following discussion is a summary of the material U.S. federal income tax considerations that relate to the issuance and exercise of the 2009 agent plan warrants. The information in this section is based on the Internal Revenue Code of 1986, as amended, regulations of the Treasury Department in effect on the date hereof, current administrative interpretations and positions of the Internal Revenue Service and existing court decisions. We cannot assure you that future legislation, regulations, administrative interpretations and court decisions will not significantly change, perhaps retroactively, the law on which the following discussion is based.

The information in this section does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each person’s decision to exercise the 2009 agent plan warrants. This information does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. You should consult your own tax adviser as to any federal, state, local, foreign or other tax consequences associated with the exercise of the warrants, in light of your personal circumstances.

Issuance of Warrants. You will not realize any taxable income at the time you are issued a warrant under the 2009 agent plan.

Exercise of Warrants. When you exercise a 2009 agent plan warrant, you will recognize ordinary income in an amount equal to the difference between the exercise price and the fair market value of the shares of common stock at the time of exercise, including any cash you receive in lieu of a fractional share. Because you are not an employee or former employee of PAETEC, the ordinary income amount is not subject to withholding for taxes, except to the extent of “backup withholding,” but will be included in your income for purposes of determining your obligation to pay estimated taxes. If you are a natural person, limited liability company, partnership or trust, each of which we refer to as a “non-corporate person,” PAETEC will report the income from any exercise of your warrants to you on Form 1099. PAETEC will be entitled to a business expense deduction in the same amount and at the same time as you recognize any ordinary income on exercise.

In general, your basis in the shares of common stock you acquire by exercising a warrant will be equal to the fair market value of the shares at the time of exercise. When you subsequently sell or exchange shares of common stock acquired by exercising a warrant, you will have a taxable gain or loss, measured by the difference between the sale proceeds and the tax basis of the shares of common stock acquired upon exercise. Such gain or loss will be long-term capital gain or loss if at the time of the sale you have held the stock received upon exercise of the warrant for more than one year from the date of exercise of the warrant.

Information Reporting and Backup Withholding. Under U.S. Treasury regulations, we must report to the Internal Revenue Service gain realized on exercise of the warrants by any non-corporate person, regardless of whether withholding was required.

The shares of common stock delivered to a holder that is a non-corporate person and that fails to provide the appropriate certification in accordance with applicable U.S. Treasury regulations generally will be reduced by backup withholding at the applicable rate, which is 28% as of the date of this prospectus.

Information reporting and possible backup withholding also generally apply to the proceeds of a disposition of our common stock or warrants by holders that are non-corporate persons.

Backup withholding is not an additional tax. Amounts that we withhold under the backup withholding rules may be refunded or credited against the holder’s U.S. federal income tax liability, if any, if required information is furnished to the Internal Revenue Service in a timely manner. If you are a non-corporate person, you should consult your own tax adviser regarding the application of backup withholding in your particular circumstance and the availability of a procedure for obtaining an exemption from backup withholding under current U.S. Treasury regulations.

DESCRIPTION OF THE 1999 AGENT PLAN WARRANTS

The following is a summary of the material terms of the warrants outstanding under the PaeTec Communications, Inc. Agent Incentive Plan, which we refer to as the “1999 agent plan.” This summary is not complete and is qualified in its entirety by reference to the 1999 agent plan and the form of warrant certificate evidencing the 1999 agent plan warrants. You may obtain copies of these documents as described under “Where You Can Find More Information.”

General

This prospectus in part relates to our offer and sale of up to 448,744 shares of common stock of PAETEC Holding Corp. issuable under warrants issued to some of our independent sales agents and other persons under the 1999 agent plan. PaeTec Communications, Inc. is one of our principal operating subsidiaries. The warrants were issued from 1999 through 2005 and originally represented a right to purchase Class A common stock of PAETEC Corp., which was PAETEC Holding Corp’s predecessor. The exercise price of each warrant was fixed as of the issue date for the warrant based on the fair market value of the Class A common stock on that date.

PAETEC Holding Corp. assumed the warrants on February 28, 2007 under the merger agreement for the combination on that date of PAETEC Corp. and US LEC Corp., which became our wholly-owned subsidiaries. Under the merger agreement, each outstanding share of Class A common stock of PAETEC Corp. was converted into the right to receive 1.623 shares of the common stock of PAETEC Holding Corp. In addition, each outstanding warrant to acquire Class A common stock of PAETEC Corp., whether or not vested or exercisable at that time, was assumed by PAETEC Holding Corp. and converted into a warrant to purchase PAETEC Holding Corp. common stock generally on the same terms and conditions that were applicable to such warrant in effect before the merger, except that the number of shares subject to, and the per share exercise price of, the warrant were adjusted based on the 1.623 merger exchange ratio.

All references in this prospectus to numbers of PAETEC shares subject to or issuable upon the exercise of the 1999 agent plan warrants and to warrant exercise prices give effect to the foregoing adjustments.

Number of Authorized 1999 Agent Plan Warrants

The warrants outstanding under the 1999 agent warrant plan as of the date of this prospectus entitle the holders thereof, subject to compliance with vesting provisions, to purchase up to a total of 448,744 shares of common stock. Each warrant evidences the right to purchase one share of common stock. We will not make any new warrant awards under the 1999 agent plan.

Exercisability

Exercise Price. Each warrant evidenced by the warrant certificate issued to a holder represents the right to purchase one share of our common stock at the exercise price and during the exercise period specified in the warrant certificate. The outstanding warrants may be exercised at exercise prices ranging from $1.24 to $4.93 per share of our common stock. As of the date of this prospectus, the warrants had a weighted average exercise price of approximately $3.32.

Exercise Period. The 1999 agent plan warrants first became exercisable as of June 11, 2008, which was the effective date of the first registration statement filed by us under the Securities Act to cover the exercise of the warrants. The warrants as originally issued provided that they would not become exercisable until one year after PAETEC Corp. had completed an “initial public offering” of its common stock, so long as after such date the exercise of the warrants was covered by an effective registration statement under the Securities Act. In connection with its assumption of the warrants in February 2007, as described above, PAETEC Holding Corp. agreed that the completion of the merger transaction would be deemed to constitute an “initial public offering” for purposes of warrant exercisability.

Each outstanding warrant may be exercised until 5:00 p.m., New York time, on the day which is the tenth anniversary of the warrant’s issue date. Accordingly, the exercise periods of the warrants will expire at various dates during the period from 2009 through 2015. Any warrant that is not exercised before its expiration date will be null and without further force or effect, and all rights of the holder under the warrant to purchase our common stock will cease.

Vesting. The warrants evidenced by each warrant certificate may be exercised only to the extent that such warrants have vested. The vesting of such warrants is based on the holder’s attainment and maintenance of specified revenue performance targets as set forth in the holder’s warrant certificate and in the agent warrant plan. As of the date of this prospectus, warrants to purchase a total of 441,441 shares were fully vested and warrants to purchase a total of 7,303 shares remained subject to vesting.

Securities Act Registration. Holders of 1999 agent plan warrants are entitled to exercise their warrants only if a registration statement relating to the exercise of the warrants and issuance of the shares underlying the warrants is then effective under the Securities Act and the prospectus which forms a part of such registration statement is then current.

Payment of Exercise Price. To exercise any warrants, in addition to submitting required documentation, the holder is required to pay PAETEC the exercise price for the number of shares of common stock in respect of which such warrants are exercised.

Holders may pay the exercise price in cash or by a “cashless exercise.” In a cashless exercise, the holder must pay the exercise price by authorizing PAETEC to withhold from the shares otherwise issuable to the holder the number of shares which has an exercise date value equal to the total exercise price. If a holder elects to effect a cashless exercise, the holder will be entitled to receive upon exercise the number of shares computed in accordance with the formula specified in the warrant certificate as of the date on which PAETEC receives from the holder the properly completed Exercise Form, which is attached as an exhibit to the holder’s warrant certificate, along with the warrant certificate and other required documents. PAETEC may require the agent to make a cash payment to the company in the amount, if any, of federal or other taxes which PAETEC may, in its judgment, be required to withhold with respect to an award, or PAETEC may, in its sole discretion, make an adjustment to the number of shares delivered pursuant to the cashless exercise formula to account for any such amount.

Exercise Terms and Procedures. To exercise the 1999 agent plan warrants, the holder must deliver the following by first-class mail, overnight courier or hand to PAETEC’s Legal Department at One PAETEC Plaza, 600 Willowbrook Office Park, Fairport, New York 14450 or any other contact person or address PAETEC designates to the holder in writing:

•	the “Exercise Form” attached as an exhibit to the holder’s warrant certificate, completed and executed as indicated in the form;

•

unless the holder indicates in the Exercise Form that the holder wishes to pay by a cashless exercise of the warrants, a certified or bank check, payable to the order of PAETEC Holding Corp., in payment of the total exercise price for the shares issuable upon the exercise, plus the amount, if any, of federal and other taxes which PAETEC may, in its judgment, be required to withhold with respect to the exercise;

•	the original, manually executed warrant certificate; and

•	such other documents, if any, as PAETEC may specify.

The method of delivery of these items is at the holder’s option. If the holder uses the mail, however, PAETEC recommends that the holder use registered mail, with return receipt requested, and properly insure the warrant certificate as a precaution against loss.

PAETEC may waive in its discretion irregularities in any documents tendered and compliance with the warrant exercise procedures described in this prospectus. All questions as to validity, form and eligibility of any surrender of warrant certificates will be determined by PAETEC, and such determination will be final and binding on the holder.

Warrants may be exercised in a maximum of two installments. If fewer than all of the warrants evidenced by a holder’s warrant certificate are exercised, PAETEC will issue the holder a new warrant certificate for the number of warrants that remain outstanding after such exercise.

Upon the exercise of any warrants in accordance with the warrant certificate, PAETEC’s transfer agent will record in the name of the holder in book-entry form the number of shares of PAETEC common stock issuable upon exercise of the warrants tendered by such holder for exercise, and will deliver to the holder a Direct Registration System, or “DRS,” Statement. If the holder has properly tendered the required documents and payment in connection with the warrant exercise, PAETEC will consider the exercise completed and will treat the holder as a PAETEC stockholder on the day it receives the documents and payment. If, however, the registration statement of which this prospectus forms a part is not effective or this prospectus is not current at the time the holder tenders warrants for exercise, PAETEC will issue the PAETEC shares to the holder as of the first business day after the registration statement is again effective and this prospectus is again current.

All shares of common stock issuable by PAETEC upon exercise of the warrants will be validly issued, fully paid and nonassessable, and not subject to preemptive rights.

PAETEC will not issue fractional shares of common stock upon the exercise of warrants. If any fraction of a share of common stock would be issuable upon the exercise of any warrants, PAETEC, in its sole discretion, either will round the fractional share up to the nearest whole share of common stock or will pay cash in an amount equal to the same fraction of the fair market value per share of its common stock on the date of exercise. “Fair market value” for these purposes generally means the closing price of the common stock on the warrant exercise date as reported on the NASDAQ Stock Market or any other established stock exchange that trades the largest volume of shares on such date.

PAETEC will not pay any tax or charge which may be payable in respect of any transfer involved in the issuance of any shares of common stock in a name other than that of the registered holder of the warrant certificate surrendered upon the exercise of a warrant. In this event, PAETEC will not issue or deliver such shares unless or until the person requesting the issuance of the shares has paid to PAETEC the amount of such tax or charge or has established to PAETEC’s satisfaction that such tax or charge has been paid. PAETEC may require the holder to make a cash payment to the company in the amount, if any, of federal and other taxes which PAETEC may, in its judgment, be required to withhold under U.S. Treasury regulations with respect to an award. Alternatively, PAETEC may, in its sole discretion, make an adjustment to the number of shares of common stock delivered pursuant to the “cashless exercise” formula to account for any such amount. Matters related to backup withholding are discussed below under “–Federal Income Tax Consequences–Information Reporting and Backup Withholding.”

Reservation of 1999 Agent Plan Warrant Shares

PAETEC is required at all times to reserve and keep available, free from preemptive rights, out of its authorized but unissued common stock or its authorized and issued common stock held in its treasury, the maximum number of shares of common stock that may be issuable by it from time to time upon the exercise of all outstanding warrants.

Listing of 1999 Agent Plan Warrant Shares

The shares of common stock issued upon exercise of warrants will be listed for trading on the same securities exchange, if any, as our common stock is then listed. As of the date of this prospectus, the common stock is listed on the NASDAQ Global Select Market.

Adjustments to Exercise Price and Number of 1999 Agent Plan Warrant Shares

The exercise price of the warrants and the number of shares of common stock issuable upon the exercise of the warrants will be subject to adjustment upon the occurrence of the events described below.

The number and kind of securities issuable upon the exercise of the warrants will be proportionately adjusted beginning on the record date for any distribution described below or the effective date of any subdivision, combination, reclassification or recapitalization, described below if PAETEC:

•	effects a distribution payable in shares of common stock to all holders of the outstanding common stock;

•	subdivides the outstanding shares of common stock;

•	combines the outstanding shares of common stock into a smaller number of shares of common stock; or

•	issues any PAETEC securities in a reclassification or recapitalization of the common stock.

In such an event, the holder of the warrants exercised after such time will be entitled to receive the aggregate number and kind of securities which, if such warrants had been exercised in full immediately before such record date or effective date, the holder would have owned upon such exercise and been entitled to receive by virtue of the distribution, subdivision, combination, reclassification or recapitalization. This adjustment will be made successively whenever any event listed above occurs. Upon each adjustment of the number or kind of shares for which the warrants are exercisable as described above, the per share exercise price payable upon the exercise of the warrants will be adjusted by multiplying the exercise price immediately before the adjustment by a fraction, the numerator of which is the number of shares of common stock covered by the warrants immediately before the adjustment, and the denominator of which is the number of shares covered by the warrants immediately after the adjustment.

If PAETEC is involved in any reorganization, merger, consolidation or similar transaction, the number and kind of securities issuable upon exercise of the warrants will be adjusted so that the holder would be entitled to receive the number and kind of securities that the holder would have received pursuant to such transaction if the securities subject to the warrants had been issued immediately before the transaction. If PAETEC is not the issuer of the securities which the holder would have received pursuant to such reorganization, merger, consolidation or similar transaction, provision for such an adjustment must be made in writing in connection with the transaction for the assumption of the agent warrant plan and all then-outstanding warrants by the corporation or entity that is the issuer of the securities. From and after any such assumption, the provisions of the agent warrant plan and the warrants will be interpreted so as to maintain the interests of the holder intended by the agent warrant plan and by the warrant certificates. Upon each adjustment of the number or kind of securities for which the warrants are exercisable, the per share exercise price payable upon exercise of the warrants will be appropriately and proportionately adjusted.

Non-Transferability of 1999 Agent Plan Warrants

You may not assign, transfer, pledge or otherwise dispose of your warrant certificate or the rights evidenced by the warrant certificate to any person, except as specifically provided in the 1999 agent plan and with the prior written consent of PAETEC. PAETEC may provide or withhold such consent in its sole discretion.

Transferability of 1999 Agent Plan Warrant Shares

The shares of PAETEC common stock received by you upon any exercise of 1999 agent plan warrants will be eligible for sale by you in the public market without restriction under the Securities Act, except that if you are an “affiliate” of PAETEC (as that term is defined in Rule 144 under the Securities Act), your PAETEC shares will be subject to the resale limitations of Rule 144.

No Rights as Stockholder

The holders of unexercised warrants are not entitled, as such, to any rights of a stockholder of PAETEC, including, without limitation, the right to vote or to consent to any action of the stockholders, to receive dividends or other distributions, to exercise any preemptive right or to receive any notice of meetings of stockholders.

Federal Income Tax Consequences

The following discussion is a summary of the material U.S. federal income tax considerations that relate to the exercise of the 1999 agent plan warrants. The information in this section is based on the Internal Revenue Code of 1986, as amended, regulations of the Treasury Department in effect on the date hereof, current administrative interpretations and positions of the Internal Revenue Service and existing court decisions. We cannot assure you that future legislation, regulations, administrative interpretations and court decisions will not significantly change, perhaps retroactively, the law on which the following discussion is based.

The information in this section does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each person’s decision to exercise the 1999 agent plan warrants. This information does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. You should consult your own tax adviser as to any federal, state, local, foreign or other tax consequences associated with the exercise of the warrants, in light of your personal circumstances.

Exercise of Warrants. When you exercise a 1999 agent plan warrant, you will recognize ordinary income in an amount equal to the difference between the exercise price and the fair market value of the shares of common stock at the time of exercise, including any cash you receive in lieu of a fractional share. Because you are not an employee or former employee of PAETEC, the ordinary income amount is not subject to withholding for taxes, except to the extent of “backup withholding,” but will be included in your income for purposes of determining your obligation to pay estimated taxes. If you are a natural person, limited liability company, partnership or trust, each of which we refer to as a “non-corporate person,” PAETEC will report the income from any exercise of your warrants to you on Form 1099. PAETEC will be entitled to a business expense deduction in the same amount and at the same time as you recognize any ordinary income on exercise.

In general, your basis in the shares of common stock you acquire by exercising a warrant will be equal to the fair market value of the shares at the time of exercise. When you subsequently sell or exchange shares of common stock acquired by exercising a warrant, you will have a taxable gain or loss, measured by the difference between the sale proceeds and the tax basis of the shares of common stock acquired upon exercise. Such gain or loss will be long-term capital gain or loss if at the time of the sale you have held the stock received upon exercise of the warrant for more than one year from the date of exercise of the warrant.

Information Reporting and Backup Withholding. Under U.S. Treasury regulations, we must report to the Internal Revenue Service gain realized on exercise of the warrants by any non-corporate person, regardless of whether withholding was required.

The shares of common stock delivered to a holder that is a non-corporate person and that fails to provide the appropriate certification in accordance with applicable U.S. Treasury regulations generally will be reduced by backup withholding at the applicable rate, which is 28% as of the date of this prospectus.

Information reporting and possible backup withholding also generally apply to the proceeds of a disposition of our common stock or warrants by holders that are non-corporate persons.

Backup withholding is not an additional tax. Amounts that we withhold under the backup withholding rules may be refunded or credited against the holder’s U.S. federal income tax liability, if any, if required information is furnished to the Internal Revenue Service in a timely manner. If you are a non-corporate person, you should consult your own tax adviser regarding the application of backup withholding in your particular circumstance and the availability of a procedure for obtaining an exemption from backup withholding under current U.S. Treasury regulations.

DESCRIPTION OF OUR COMMON STOCK

The following is a summary of the material terms of our common stock under our restated certificate of incorporation and amended and restated bylaws. This summary is not complete and is qualified in its entirety by reference to our certificate of incorporation and bylaws. You may obtain copies of these documents as described under “Where You Can Find More Information.”

Authorized and Outstanding Capital Stock

We are authorized to issue 320,000,000 shares of capital stock, each with a par value of $0.01, consisting of 300,000,000 shares of common stock and 20,000,000 shares of preferred stock. As of May 4, 2009, 140,616,790 shares of common stock and no shares of preferred stock were issued and outstanding.

Our certificate of incorporation provides that, notwithstanding the provisions of the Delaware General Corporation Law, or “DGCL,” the number of authorized shares of our common stock and preferred stock may, without a series vote, be increased or decreased (but not below the number of shares then outstanding) from time to time by the affirmative vote of the holders of a majority in voting power of our outstanding capital stock entitled to vote, voting together as a single class.

Description of Common Stock

Voting Rights. Each holder of shares of PAETEC common stock is entitled to attend all special and annual meetings of PAETEC’s stockholders. In addition, each such holder is entitled, together with the holders of all other classes of capital stock entitled to attend special and annual stockholder meetings (subject to the provisions of any resolutions of the board of directors granting any holders of preferred stock exclusive or special voting powers with respect to any matter), to cast one vote for each outstanding share of PAETEC common stock held upon any matter, including the election of directors, which is properly considered and acted upon by the stockholders. Except as otherwise required by law, holders of the PAETEC common stock, as such, are not entitled to vote on any amendment to PAETEC’s restated certificate of incorporation, including the certificate of designation of any series of PAETEC preferred stock, that relates solely to the terms of one or more outstanding series of PAETEC preferred stock, if the holders of the affected series are entitled, either voting separately or together with the holders of one or more other affected series, to vote on such amendment under the restated certificate of incorporation, including the certificate of designation of any series of PAETEC preferred stock, or pursuant to the DGCL.

Our bylaws provide that the presence in person or by proxy at any meeting of stockholders of holders of capital stock representing a majority of the voting power of our outstanding capital stock constitutes a quorum for such meeting. When a quorum is present at any stockholder meeting, the affirmative vote of holders of a majority of such capital stock present at such meeting is necessary to approve any matter, unless the matter is one upon which a different vote is required by any law or other rule or regulation applicable to PAETEC, including any rule, regulation or practice of the NASDAQ Stock Market or any other stock exchange applicable to PAETEC or its securities at the time of the meeting. Except as otherwise required by law or any agreement of PAETEC, directors are elected by a plurality of the votes cast of the shares represented at the stockholder meeting.

Liquidation Rights. The holders of PAETEC common stock and the holders of any class or series of stock entitled to participate with the holders of PAETEC common stock as to the distribution of assets upon the occurrence of any liquidation, dissolution or winding-up of PAETEC, whether voluntary or involuntary, will become entitled to participate in the distribution of any of PAETEC’s assets remaining after PAETEC has paid, or provided for the payment of, all of its debts and liabilities and after PAETEC has paid, or set aside for payment, to the holders of any class or series of preferred stock having preference over the PAETEC common stock upon the occurrence of liquidation, dissolution or winding-up, the full preferential amounts, if any, to which the holders of such class or series are entitled.

Dividends. Dividends may be paid on the PAETEC common stock and on any class or series of preferred stock entitled to participate with the PAETEC common stock as to dividends on an equal per-share basis, but only when, as and if declared by the board of directors. Holders of PAETEC common stock will be entitled to receive any such dividends out of any assets legally available for the payment of dividends only after the provisions with respect to preferential dividends on any outstanding series of preferred stock have been satisfied and after PAETEC has complied with all the requirements, if any, with respect to redemption of, or the setting aside of sums as sinking funds or redemption or purchase accounts with respect to, any outstanding series of PAETEC preferred stock. See “Dividend Policy” for a description of our policy regarding the payment of cash dividends on our common stock.

Other Rights. Holders of the PAETEC common stock do not have any preemptive, cumulative voting, subscription, conversion, redemption or sinking fund rights.

Anti-Takeover Effects of Provisions of Certificate of Incorporation and Bylaws

PAETEC’s restated certificate of incorporation and amended and restated bylaws contain provisions that could have the effect of delaying or deferring a change in control of PAETEC. The charter and bylaw provisions, among other matters:

•	provide for the classification of the board of directors into three classes, with approximately one-third of the directors to be elected each year;

•	limit the number of directors constituting the entire board of directors to a maximum of 15 directors;

•	provide that any vacancy on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors then in office;

•	provide that a special meeting of stockholders may be called only by PAETEC’s chief executive officer or chairman of the board or by a majority of the authorized number of directors;

•

establish advance notice procedures for stockholders to make nominations of candidates for election as directors or to present any other business for consideration at any annual or special stockholder meeting;

•

except as otherwise provided in connection with the rights of holders of any outstanding series of preferred stock, prohibit PAETEC stockholders from taking action by written consent in lieu of a meeting with respect to any actions that are required or permitted to be taken by PAETEC stockholders at any annual or special meeting of stockholders, unless the PAETEC board of directors has expressly approved in advance the action to be taken by written consent and the taking of such action by such written consent;

•

provide that until February 8, 2010 the affirmative vote of holders of at least 75% of the voting power of PAETEC’s outstanding capital stock is required to amend specified provisions of PAETEC’s bylaws relating to the composition of the board of directors; and

•

as described below, provide authority for the board of directors without stockholder approval to provide for the issuance of up to 20,000,000 shares of PAETEC’s preferred stock, in one or more series, with terms and conditions, and having rights, privileges and preferences, to be determined by the board of directors.

Description of Preferred Stock

PAETEC’s restated certificate of incorporation authorizes its board of directors from time to time and without further stockholder action to provide for the issuance of shares of preferred stock in one or more series, and to fix the voting powers, preferences and relative, participating, optional and other special rights, and the qualifications, limitations, and restrictions of each such series, including, but not limited to, dividend rights, liquidation preferences, conversion privileges and redemption rights. PAETEC’s board of directors will have broad discretion with respect to the creation and issuance of preferred stock without stockholder approval, subject to any applicable rights of holders of any shares of preferred stock outstanding from time to time.

The rights and privileges of holders of the common stock may be adversely affected by the rights, privileges and preferences of holders of shares of any series of preferred stock that the board of directors may designate and PAETEC may issue from time to time. Among other things, by authorizing the issuance of shares of preferred stock with particular voting, conversion or other rights, the board of directors could adversely affect the voting power of the holders of the common stock and could discourage any attempt to effect a change in control of PAETEC, even if such a transaction would be beneficial to the interests of PAETEC’s stockholders.

Section 203 of the Delaware General Corporation Law

PAETEC is subject to Section 203 of the DGCL, which, with specified exceptions, prohibits a Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years following the time that the stockholder became an interested stockholder unless:

•	before that time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or after that time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following transactions, subject to specified exceptions:

•

any merger or consolidation of the corporation or any majority-owned subsidiary of the corporation with the interested stockholder or, in specified circumstances, any other entity if the merger or consolidation is caused by the interested stockholder;

•

any sale, lease, exchange, mortgage, transfer, pledge or other disposition involving the interested stockholder of assets of the corporation or any majority-owned subsidiary of the corporation which have an aggregate market value equal to 10% or more of either (1) the consolidated assets of the corporation or (2) the aggregate market value of all outstanding stock of the corporation;

•	any transaction that results in the issuance or transfer by the corporation or any majority-owned subsidiary of the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation or any majority-owned subsidiary of the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•

any receipt by the interested stockholder of any direct or indirect benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or any majority-owned subsidiary of the corporation.

In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by that entity or person.

The application of Section 203 may make it difficult and expensive for a third party to pursue a takeover attempt that PAETEC does not approve even if a change in control would be beneficial to the interests of PAETEC’s stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, 59 Maiden Lane, Plaza Level, New York, New York 10038.

Listing

Our common stock is listed on the NASDAQ Global Select Market under the symbol “PAET.”

PLAN OF DISTRIBUTION

From time to time after the date of this prospectus, we will offer and issue the 2009 agent plan warrants to select independent sales agents that provide services for us as of the warrant issue dates and the shares of common stock issuable under the 2009 agent plan or the 1999 agent plan to the warrant holders upon the exercise of the warrants in accordance with their terms.

Warrant holders may elect to pay the warrant exercise price under cashless exercise provisions of their warrants instead of paying the exercise price in cash.

For the warrant holders to exercise the warrants, there must be an effective registration statement and a current prospectus under the Securities Act covering the offering and sale of the common stock issuable upon the exercise of the warrants.

This prospectus does not cover resales of the 2009 agent plan warrants or resales of the common stock acquired by the holders of the warrants issuable under the 2009 agent plan or the 1999 agent plan upon the exercise of the warrants.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy reports and other information that we have filed with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information concerning the public reference room. PAETEC’s SEC filings are also available to the public from commercial document retrieval services and at the Internet web site maintained by the SEC at www.sec.gov.

We have filed a registration statement on Form S-3 under the Securities Act with the SEC to register the shares of our common stock offered by this prospectus. This prospectus does not contain all of the information contained in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and the documents filed as exhibits to the registration statement are available for inspection and copying as described above.

The SEC allows us to “incorporate by reference” information in this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus, except for any information that is superseded by other information that is included in or incorporated by reference in this document.

This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC:

•	our Annual Report on Form 10-K for the year ended December 31, 2008;

•	our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009;

•	our Current Reports on Form 8-K filed on March 10, 2009 and May 18, 2009; and

•	the description of our common stock contained in our Current Report on Form 8-K filed on March 2, 2007, including any amendments or reports filed for the purpose of updating such description.

We incorporate by reference any additional documents or information that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act (other than documents or information “furnished” pursuant to Item 2.02 or Item 7.01 of Form 8-K or other information “furnished” to the SEC) from the date of the registration statement of which this prospectus is part until the termination of the offering of the securities. These documents may include annual, quarterly and current reports, as well as proxy statements. Any information that we later file with the SEC will automatically update and replace the information we previously filed with the SEC.

For purposes of this registration statement, any statement contained in a document incorporated or deemed to be incorporated herein by reference will be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated herein by reference modifies or supersedes such statement in such document.

We will provide a copy of any or all of the information we incorporate by reference, at no cost, to each person, including any beneficial owner, to whom this prospectus is delivered. To request a copy of any or all of this information, you should write or telephone us at the following address and telephone number:

PAETEC Holding Corp.

600 Willowbrook Office Park

Fairport, New York 14450

(585) 340-2500

Attn: Legal Department

LEGAL MATTERS

Hogan & Hartson L.L.P., counsel to PAETEC, will pass on the validity of the PAETEC common stock offered by this prospectus.

EXPERTS

The consolidated financial statements, and the related consolidated financial statement schedule, of PAETEC Holding Corp. and subsidiaries as of December 31, 2008 and 2007, and for each of the three years in the period ended December 31, 2008, incorporated in this prospectus by reference from the PAETEC Holding Corp. Annual Report on Form 10-K for the year ended December 31, 2008, and the effectiveness of PAETEC Holding Corp.’s internal control over financial reporting, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports which are incorporated herein by reference (which report regarding the consolidated financial statements expresses an unqualified opinion on the consolidated financial statements and consolidated financial statement schedule and includes an explanatory paragraph relating to the acquisition of McLeodUSA Incorporated on February 8, 2008 and the merger with the US LEC Corp. on February 28, 2007). Such consolidated financial statements and consolidated financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of McLeodUSA Incorporated as of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007 included in this prospectus have been audited by McGladrey & Pullen, LLP, an independent registered public accounting firm, as stated in its report appearing herein (which report expresses an unqualified opinion on the consolidated financial statements and includes explanatory paragraphs referring to the emergence from bankruptcy and changes in accounting for share-based payments). Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of US LEC Corp. and subsidiaries as of December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph referring to the completion of the merger between US LEC Corp. and PAETEC Corp. on February 28, 2007, pursuant to the Agreement and Plan of Merger dated August 11, 2006, as amended). Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

McLeodUSA Incorporated and Subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

McLeodUSA Incorporated and Subsidiaries

We have audited the accompanying consolidated balance sheets of McLeodUSA Incorporated and Subsidiaries as of December 31, 2007 and 2006 (Reorganized McLeodUSA) and the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity and cash flows for the year ended December 31, 2007 and for the period from January 1, 2006 to December 31, 2006 (Reorganized McLeodUSA periods) and for the portion of January 1, 2006, related to the Predecessor’s reorganization gain and for the year ended December 31, 2005 (Predecessor McLeodUSA periods). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Reorganized McLeodUSA consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of McLeodUSA Incorporated and Subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for the Reorganized McLeodUSA period in conformity with U.S. generally accepted accounting principles. Further, in our opinion, the Predecessor McLeodUSA consolidated financial statements referred to above present fairly, in all material respects, the results of their operations and their cash flows for the portion of January 1, 2006, related to the Predecessor’s reorganization gain and for the year ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

As more fully described in Note 2 to the consolidated financial statements, effective January 6, 2006 the Company emerged from Bankruptcy pursuant to a plan of reorganization confirmed by the Bankruptcy Court on December 16, 2005. In accordance with American Institute of Certified Public Accountants’ Statement of Position No. 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code, the Company adopted fresh start accounting whereby its assets, liabilities and new capital structure were adjusted to reflect estimated fair value as of January 1, 2006. As a result the consolidated financial statements of Reorganized McLeodUSA are presented on a different basis than those of Predecessor McLeodUSA and, therefore, are not comparable in all respects.

As discussed in Note 2 to the accompanying consolidated financial statements, effective January 1, 2006, the Company adopted SFAS No. 123(R), Share-Based Payment.

/s/ McGladrey & Pullen, LLP

Cedar Rapids, Iowa

March 26, 2008

McLEODUSA INCORPORATED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In millions, except share data)

	Reorganized
	McLeodUSA	McLeodUSA
	December 31, 2006	December 31, 2007
ASSETS
Current assets:
Cash and cash equivalents	$64.8	$38.0
Restricted cash	10.6	4.3
Short-term investments	—	3.5
Trade receivables, net	32.1	34.7
Prepaid expenses and other	10.8	7.6
Assets held for sale	19.6	—

Total current assets	137.9	88.1

Property and equipment:
Land and buildings	11.2	12.0
Communications networks	286.3	302.1
Furniture, fixtures and equipment	44.5	57.6
Networks in progress	10.7	11.8

Total property and equipment	352.7	383.5
Less accumulated depreciation	46.4	98.7

Net property and equipment	306.3	284.8

Intangibles and other assets:
Goodwill	—	5.1
Intangibles, net	26.7	33.5
Other	8.1	8.3

Total intangibles and other assets	34.8	46.9

TOTAL ASSETS	$479.0	$419.8

The accompanying notes are an integral part of these consolidated financial statements.

McLEODUSA INCORPORATED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

(In millions, except share data)

	Reorganized
	McLeodUSA	McLeodUSA
	December 31, 2006	December 31, 2007
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current maturities of long-term debt	$—	$0.7
Accounts payable	35.6	31.3
Accrued payroll and payroll related expenses	13.2	15.6
Other accrued liabilities	48.8	42.4
Deferred revenue, current portion	8.7	7.7
Liabilities related to assets held for sale	1.6	—

Total current liabilities	107.9	97.7

Long-term liabilities:
Long-term debt, less current maturities	120.0	105.1
Deferred revenue, less current portion	19.8	22.4
Other long-term liabilities	14.2	16.0

Total liabilities	261.9	241.2

Reorganized McLeodUSA Common, Class A $0.01 par value; 37,500,000 authorized, 30,750,000 issued and outstanding at December 31, 2006 and 2007	0.3	0.3
Additional paid-in capital	245.0	253.0
Accumulated deficit	(28.3)	(74.8)
Accumulated other comprehensive income	0.1	0.1

Total stockholders’ equity	217.1	178.6

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$479.0	$419.8

The accompanying notes are an integral part of these consolidated financial statements.

McL EODUSA INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF

OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(In millions, except per share data)

	Predecessor McLeodUSA		Reorganized McLeodUSA
	Year Ended December 31, 2005	One Day January 1, 2006	Year Ended December 31, 2006	Year Ended December 31, 2007
Revenue	$635.0	$—	$544.7	$499.5
Operating expenses:
Cost of service (exclusive of depreciation and amortization expense shown separately below)	362.1	—	315.8	260.7
Selling, general and administrative	217.4	—	181.7	198.5
Depreciation and amortization	212.9	—	60.1	73.4
Impairment charge	277.8	—	—	—
Reorganization items, net	20.2	(18.5)	—	(0.1)
Restructuring charges (adjustment)	23.9	—	2.4	—

Total operating expenses	1,114.3	(18.5)	560.0	532.5

Operating (loss) income	(479.3)	18.5	(15.3)	(33.0)

Nonoperating (expense) income:
Interest expense, net of amounts capitalized (including related party interest expense of $4.9 million during 2006 and $0.3 during 2007)	(65.3)	—	(12.7)	(13.3)
Other income (expense)	9.8	—	(0.3)	(0.2)
Gain on cancellation of debt	—	728.1	—	—

Total nonoperating (expense) income	(55.5)	728.1	(13.0)	(13.5)

Net (loss) income	(534.8)	746.6	(28.3)	(46.5)
Preferred stock dividend	(1.3)	—	—	—

Net (loss) income applicable to common shares	$(536.1)	$746.6	$(28.3)	$(46.5)

Basic and diluted (loss) income per common share	$(1.71)	$2.36	$(0.94)	$(1.55)

Weighted average shares outstanding	313.2	315.7	30.0	30.0

Comprehensive income, net of tax:
Unrealized holding gains arising during the period	$—	$—	$0.1	$1.6

Less reclassification adjustment for gains included in net income	—	—	—	(1.6)

Total other comprehensive income (loss)	—	—	0.1	—

Comprehensive (loss) income	$(534.8)	$746.6	$(28.2)	$(46.5)

The accompanying notes are an integral part of these consolidated financial statements.

McLEODUSA INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(In millions)

	Common Stock			Preferred Series B	Warrants	Additional Paid-In Capital	Accumulated Deficit	Total
Predecessor McLeodUSA	Class A	Class B	Class C
Balance December 31, 2005	$2.0	$0.8	$0.3	$—	$22.6	$1,082.1	$(1,656.4)	$(548.6)
Reorganization Adjustments	(2.0)	(0.8)	(0.3)	—	(22.6)	(1,082.1)	1,656.4	548.6

Balance January 1, 2006	$—	$—	$—	$—	$—	$—	$—	$—

Reorganized McLeodUSA	Class A Common Stock	Additional Paid-In Capital	Accumulated Deficit	Other Comprehensive Income	Total
Balance January 1, 2006	$—	$—	$—	$—	$—
Issuance of equity of Reorganized McLeodUSA	0.3	240.1	—	—	240.4
Net loss	—	—	(28.3)	—	(28.3)
Unrealized holding gains	—	—	—	0.1	0.1
Stock compensation expense	—	4.9	—	—	4.9

Balance December 31, 2006	$0.3	$245.0	$(28.3)	$0.1	$217.1

Net loss	—	—	(46.5)	—	(46.5)
Stock compensation expense	—	8.0	—	—	8.0

Balance December 31, 2007	$0.3	$253.0	$(74.8)	$0.1	$178.6

The accompanying notes are an integral part of these consolidated financial statements.

McLEODUSA INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)

	Predecessor McLeodUSA		Reorganized McLeodUSA
	Year Ended Dec. 31, 2005	One Day Jan. 1, 2006	Year Ended Dec. 31, 2006	Year Ended Dec. 31, 2007
Cash Flow from Operating Activities
Net (loss) income	$(534.8)	$746.6	$(28.3)	$(46.5)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	158.5	—	51.9	55.5
Amortization	54.4	—	8.2	17.9
Amortization of deferred financing fees	4.7	—	0.5	1.5
Accretion of interest	3.8	—	1.4	1.6
(Gain) loss on sale of assets	(9.3)	—	(0.4)	(0.1)
Gain on cancellation of debt	—	(728.1)	—	—
Non-cash reorganization items	13.8	(18.5)	—	—
Impairment charge	277.8	—	—	—
Stock compensation expense	—	—	4.9	8.0
Changes in assets and liabilities:
Trade receivables	16.8	—	7.9	(1.8)
Prepaid expenses and other	4.0	—	5.3	12.4
Accounts payable and accrued expenses	20.5	—	(6.8)	(9.2)
Deferred revenue	4.2	—	1.1	1.4

Net cash provided by operating activities	14.4	—	45.7	40.7

Cash Flows from Investing Activities
Purchase of property and equipment	(35.9)	—	(31.9)	(35.6)
Deferred line installation costs	(26.3)	—	(17.0)	(15.7)
Proceeds from sale of assets	61.2	—	2.7	17.3
Acquisition of business	—	—	—	(17.3)
Purchase of available-for-sale securities	—	—	—	(9.1)
Maturity of available-for-sale securities	—	—	—	5.6
Decrease (increase) in restricted cash	(43.4)	—	31.7	3.7

Net cash (used in) investing activities	(44.4)	—	(14.5)	(51.1)

Cash Flows from Financing Activities
Payments on long-term debt	—	—	(110.0)	(16.4)
Proceeds from long-term debt	—	—	130.0	—
Deferred financing fees	—	—	(6.4)	—

Net cash (used in) provided by financing activities	—	—	13.6	(16.4)

Net increase (decrease) in cash and cash equivalents	(30.0)	—	44.8	(26.8)
Cash and cash equivalents
Beginning	50.0	20.0	20.0	64.8

Ending	20.0	20.0	64.8	38.0

Supplemental Disclosure of Cash Flow Information
Cash payments for interest, net of capitalized amounts	$6.7	$—	$7.6	$10.2

Supplemental Schedule of Noncash Investing and Financing Activities
Principal amount converted of Redeemable Preferred Series A to Class A common stock	$34.3	$—	$—	$—

Equipment purchased under capital leases	$—	$—	$—	$2.2

Accrued capital expenditures	$1.2	$—	$0.8	$1.1

Preferred stock dividends	$1.3	$—	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.    Merger

On September 17, 2007, McLeodUSA Incorporated (“McLeodUSA” or the “Company”) announced the signing of a definitive agreement to merge with PS Acquisition Corp., a direct wholly-owned subsidiary of PAETEC Holding Corp. (“PAETEC”), a publicly-held supplier of communications solutions to medium-sized and large businesses and institutions, in an all-stock transaction.

Under the terms of the merger agreement, the Company will become a wholly-owned subsidiary of PAETEC and McLeodUSA stockholders will become stockholders of PAETEC. Upon closing, McLeodUSA stockholders will receive 1.30 shares of PAETEC common stock for each share of McLeodUSA common stock they own. PAETEC’s common stock is listed on the NASDAQ Global Select Market under the trading symbol “PAET.” On December 19, 2007, PAETEC filed a Form S-4 Registration Statement with the Securities and Exchange Commission to register the securities that will be issued to McLeodUSA shareholders at closing.

The merger was completed on February 8, 2008. The acquisition price was greater than the book value of the Company at December 31, 2007. On the day of closing, various stock option vesting was accelerated, certain payments related to the merger were paid (a portion of which was to a related party), and certain employees received severance payments.

Note 2.    Nature of Business and Significant Accounting Policies

Nature of business

McLeodUSA Incorporated, a Delaware corporation, through its subsidiaries, provides integrated local, long distance, data, Internet and other advanced telecommunications services in 25 Midwest, Southwest, Northwest and Rocky Mountain states. McLeodUSA’s business is highly competitive and is subject to various federal, state and local regulations.

The Company derives its revenue from its core telecommunications and related communications services. These include providing internet protocol- (“IP”), based communications services to small and medium-sized enterprises, and traditional circuit-switched telephony services to commercial and residential customers. The Company provides an extensive array of broadband IP-based voice and data solutions, including local and long distance voice, dedicated broadband internet access, e-mail, virtual private networking, managed network security, conference calling, high capacity private line services and other integrated voice and data services. It delivers integrated IP-based communications solutions to customers over a single high-speed broadband connection, over its private managed secure network. The Company also provides wholesale communications services to other communications services providers.

On October 28, 2005, the Company and certain of its subsidiaries filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Illinois (the “Bankruptcy Court”). The Company filed its plan of reorganization (the “Plan”) with the Bankruptcy Court on October 19, 2005 and was confirmed on December 15, 2005 with the confirmation order entered by the Bankruptcy Court on December 16, 2005. The Plan became effective and the Company legally emerged from Chapter 11 on January 6, 2006 (the “Effective Date”). Accordingly, the accompanying consolidated financial statements have been prepared in accordance with the American Institute of Certified Public Accountants Statement of Position 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code, (“SOP 90-7”) and on a going concern basis which contemplates continuity of operations, realization of assets and liquidation of liabilities in the ordinary course of business. In accordance with SOP 90-7, the financial statements for the periods presented, distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the Company. See Note 3 for further discussion of the Bankruptcy Court proceedings and the structure of the Plan.

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Background of the restructuring

The Company competes against large, financially strong competitors with well-known brands. The regulatory and competitive environment had not allowed the Company to obtain performance levels projected, and as a result the Company’s balance sheet was too highly leveraged relative to the Company’s operating performance. The Company did not believe it would be able to service its debt level through maturity, or to refinance that debt when it matured. Faced with this set of circumstances, in late 2004 the Company began evaluating its strategic alternatives. The principal alternatives available to the Company were a sale of the Company (in one or more transactions) or a restructuring of the balance sheet coupled with certain operational changes to reduce debt-service requirements and improve free cash flow.

On March 16, 2005, the Company and holders of a majority of the debt under its Credit Agreement dated May 31, 2000, as amended (the “Credit Agreement”) and its Exit Credit Agreement, dated April 16, 2002, as amended (the “Exit Facility” or collectively, the “Credit Facilities”), entered into a forbearance agreement. Pursuant to the forbearance agreement, the lenders agreed to forbear from exercising certain default related remedies against the Company, including with respect to the non-payment of principal and certain interest payment obligations under the Credit Facilities. The initial forbearance agreement expired on May 23, 2005, but was extended on four occasions until October 31, 2005. The forbearance agreement, as amended, among other things, limited the Company’s ability to sell certain assets without prior approval of the lender group and required the Company to accrue two additional percentage points of interest on the outstanding loan balances.

During the forbearance period, the Company explored the possibilities of selling all or pieces of the Company and solicited interest from potential acquirers. All indications of interest received were for a level of net sale proceeds below the amounts required to pay obligations under the Credit Facilities in full. Only one indication of interest for the entire Company was received, and that indication of interest was withdrawn at an early stage. As a result, the majority of the lenders indicated that they did not support continuation of the sale process and desired to have the Company proceed with a restructuring. After taking such views into account, the Company determined not to pursue the continuation of the sale process.

On a parallel path with efforts to solicit interest from third parties regarding a potential sale of the Company, the Company discussed with a committee of its lenders the terms of a financial restructuring that would convert the majority of the debt under the Credit Agreement into equity and transfer ownership of the Company to the lenders under the Credit Agreement. The Company decided to proceed with this financial restructuring in light of the results of the sale process described above. To minimize the amount of time the Company would spend in Chapter 11 and the disruption to the Company’s operations and thus maximize the value of the Company for the benefit of its stakeholders, the Company, after discussions with a committee of its lenders, concluded that the proposed restructuring should be implemented through a prepackaged plan of reorganization. The Company believed that the value of its businesses would be damaged significantly by a prolonged Chapter 11 case.

Basis of presentation

The consolidated financial statements include those of McLeodUSA and its subsidiaries, all of which are wholly owned. All significant intercompany accounts and transactions have been eliminated in consolidation.

As noted above, the Company filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code, and during the period from October 28, 2005 to the Effective Date, operated as a debtor-in-possession. The Company adopted the provisions of SOP 90-7 upon commencement of the Bankruptcy Court proceedings. As discussed in Note 4, the Company implemented fresh start accounting under the provisions of SOP 90-7 as of January 1, 2006. Under the fresh start accounting provisions of SOP 90-7, the fair value of the

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

reorganized Company was allocated to its assets and liabilities, and its accumulated deficit eliminated. The adoption of fresh start accounting on January 1, 2006, had a material effect on the financial statements of McLeodUSA. As a result, the historical financial statements are not comparable to financial statements of the Company published for periods following the implementation of fresh start accounting. Throughout these financial statements, Predecessor Company refers to periods prior to the implementation of fresh start. Reorganized Company refers to McLeodUSA and its operations subsequent to emergence.

Accounting estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates significant to the financial statements include allowance for doubtful accounts, carrier access billing disputes, line cost disputes, internal capitalization rates, restructuring reserves, impairment of long-lived assets, asset retirement obligations, valuation allowances on deferred income taxes, regulation and litigation matters and depreciation and amortization periods. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid debt instruments purchased with a maturity generally of three months or less and all certificates of deposit to be cash equivalents. Included in cash and cash equivalents at December 31, 2006 was $46.9 million of available-for-sale securities with a cost basis of $46.8 million. Included in cash and cash equivalents at December 31, 2007 was $14.0 million of available-for-sale securities with a cost basis of $13.9 million.

Restricted cash

On September 28, 2006 the Company refinanced its outstanding debt obligations under its credit facility dated January 6, 2006, with $120.0 million of private placement notes. As a result, the Company’s outstanding letters of credit are required to be cash collateralized at 105% of face value. This cash collateral totaled $9.3 million and $8.0 million at December 2006 and 2007, respectively. $8.2 million and $4.3 million was classified as restricted cash in the current assets section of the Company’s consolidated balance sheet as of December 31, 2006 and 2007, respectively, and $1.1 million and $3.7 million was classified as noncurrent at December 31, 2006 and 2007, respectively, because the Company did not expect to have access to those funds within the next twelve months.

In accordance with various interconnection agreements between the Company and AT&T, the Company deposited certain disputed charges billed by AT&T into an interest bearing escrow account with a third party escrow agent. There was $2.4 million held in escrow for such disputes that had been classified as restricted cash in the Company’s consolidated balance sheet as of December 31, 2006. During January and February 2007, the escrow was increased to $3.1 million and the disputes were settled during May 2007, resulting in $2.5 million being returned to the Company and $0.6 million paid to AT&T.

Short-term investments

At December 31, 2007, the Company had $3.5 million of short- term investments with a cost basis of $3.5 million. These investments consist of primarily of government debt securities with an original maturity date over three months. There were no short-term investments as of December 31, 2006.

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Trade accounts receivable

Trade accounts receivable are carried at original invoice amount less an estimate made for doubtful receivables based on a review of outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. Trade accounts receivable are written off when deemed uncollectible. Recoveries of trade accounts receivable previously written off are recorded when received. The provision for doubtful accounts charged to expense was approximately $3.7 million, $1.9 million and $20.6 million for the years ended December 31, 2007, 2006 and 2005, respectively. During the year ended December 31, 2005, the Company recorded charges totaling $15.7 million related to settlements and allowances with respect to certain interstate access charge disputes.

Property and equipment

In accordance with the provisions of SOP 90-7, all property and equipment was recorded at its estimated fair value as of the Effective Date. Assets acquired after January 6, 2006 are stated at historical cost. Networks in progress includes construction costs, internal labor, overhead and interest capitalized during the construction and installation of fiber optic networks as well as new and reusable parts to maintain those fiber optic networks. The Company capitalized interest of $0.8 million, $0.7 million and $1.1 million for the years ended December 31, 2005, 2006 and 2007, respectively, as part of its construction of fiber optic networks. These costs are considered in progress until the networks become operational at which time the costs are reclassified as communications network assets. The provision for depreciation of property and equipment is recorded using the straight-line method based on the following estimated useful lives:

Years
Buildings	15 – 27
Communications networks	3 – 15
Furniture, fixtures and equipment	3 – 10

The Company’s telecommunications networks are subject to technological risks and rapid market changes due to new products and services and changing customer demand. These changes may result in changes in the estimated useful lives of these assets.

Impairment

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”), whenever events or changes in circumstances indicate that the carrying amount of its long-lived assets may not be recoverable, the Company evaluates long-lived assets to be held and used for impairment. The Company recognizes an impairment loss if the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than the carrying amount of the asset. The impairment loss is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. During 2005, the Company performed an evaluation of the recoverability of its property and equipment that indicated that certain of its long-lived assets were impaired. See further discussion in Note 18.

Goodwill

In accordance with SFAS No. 142, Accounting for Goodwill and Other Intangible Assets (“SFAS 142”), goodwill is reviewed at least annually for impairment or more frequently when an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. The Company established

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

July 1 as the date for its annual impairment test. SFAS 142 required the identification of reporting units and the application of a two-step approach to assess goodwill impairment. The Company defined reporting units during its transitional and annual goodwill impairment tests as an operating segment comprised of the consolidated operations of McLeodUSA. In order to identify potential impairment, impairment tests of goodwill were performed by comparing the fair value of its reporting unit with its carrying amount, including goodwill. The fair value of goodwill was estimated using a discounted cash flow valuation model.

On May 16, 2007, the Company completed the acquisition of the Chicago-area customer base and related assets of MPower Communications Corp. The transaction was accounted for using the purchase method of accounting in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations (“SFAS 141”). In accordance with SFAS 141, the purchase price was allocated to the assets acquired and liabilities assumed based on their fair market values. The amount exceeding the fair value was $5.1 million, recorded as goodwill.

Intangibles

Intangibles consist of customer relationships, trade names, non-compete agreements, and line installation costs incurred in the establishment of local access lines for customers. The customer relationships are being amortized using the straight-line method over 52-months. The Company defers installation costs when there is an underlying customer contract or when there is associated deferred installation fee revenue. The deferred costs associated with an underlying contract are being amortized using the straight-line method over 20 to 27-months, which approximate the estimated contract term. Deferred costs that have associated deferred installation fee revenue are amortized using the straight-line method over the estimated customer life of 36 to 60-months. The Company classifies the costs that qualify for deferral as deferred line installation costs in the investing activities section of its statement of cash flows. Installation costs that do not qualify for deferral are expensed as incurred and included in the operating activities section of the Company’s statement of cash flows. Prior to the Effective Date, the McLeodUSA trade name was determined to have an indefinite life and was not amortized but reviewed annually for impairment. The Company applied an income approach using a “relief from royalty” method in valuing its trade name. This approach assumes that by virtue of having ownership of the subject trade name, the Company does not have to pay royalties for the rights and privileges to use it in the production and marketing of its products. The fair value of such ownership is expressed using a cash flow valuation model of the expected net royalty savings over a projection period. During the year ended December 31, 2005, the Company concluded that certain of its intangible assets, principally the McLeodUSA trade name, were partially impaired. See further discussion in Note 18. In connection with the implementation of fresh start, the McLeodUSA trade name was determined to have a finite life and is being amortized over 48 months.

Segment reporting

The Company operates its business as a single segment, engaging in the provision of telecommunications services based upon a single, integrated, interconnected telecommunications network in 25 Midwest, Southwest, Northwest and Rocky Mountain states. This segment includes all services offered by the Company, comprised of telecommunications products provided over this single integrated network including local and long-distance services, access services, and private line and data services. Management reviews operating results, assesses performance and allocates resources on a company-wide, single segment basis.

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following services comprise total revenue (in millions):

	Year Ended December 31,
	2005	2006	2007
Local	$324.0	$286.7	$257.9
Long distance	130.4	104.9	85.3
Data services and other	112.0	97.5	92.6
Carrier access	51.4	43.3	42.8
Indefeasible rights of use agreements including those that qualify as sales type leases	17.2	12.3	20.9

	$635.0	$544.7	$499.5

Income tax matters

When tax returns are filed, it is highly certain that some positions taken will be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not, that the position will be sustained upon examination including the resolution of appeals or litigation processes, if any. The evaluation of a tax position taken is considered by itself and not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority.

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Net deferred tax assets are reduced by a valuation allowance when appropriate. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. See further discussion in Note 20.

Revenue recognition

Revenue is derived primarily from business telephony services, including dedicated transport, local, switched, long distance, data, and high-speed Internet access services. The Company’s customers are principally small and medium-sized businesses and residential customers in its 25-state footprint. Revenue for dedicated transport, data, Internet, and the majority of switched services exclusive of switched access is generally billed in advance on a fixed rate basis and recognized over the period the services are provided. Revenue for the majority of switched access and long distance is generally billed on a transactional basis determined by customer usage with some fixed rate elements. The transactional elements of switched services are billed in arrears and estimates are used to recognize revenue in the period earned. The fixed rate elements are billed in advance and recognized over the period the services are provided. Revenue derived from customer installation fees are deferred and recognized over the expected customer service period.

The revenue from indefeasible rights to use fiber optic telecommunications network facilities is recognized over the term of the related lease unless it qualifies as a sales type lease, on which revenue is recognized at the time the sale criteria in SFAS 66, Accounting for Sales of Real Estate, are met. Base annual revenue for telecommunications network maintenance is recognized on a straight-line basis over the term of the contract. Additional services provided under these contracts are recognized as the services are performed.

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Key business suppliers

Qwest Communications International, Inc. and AT&T Inc., formerly SBC Communications, Inc., are the Company’s primary suppliers of non-owned local central office switching and local lines.

Advertising costs

Advertising costs totaling $1.5 million, $1.2 million and $1.4 million for the years ended December 31, 2005, 2006, and 2007, respectively, are expensed as incurred.

Stock-based Compensation

McLeodUSA Incorporated 2002 Omnibus Plan

The Company established the McLeodUSA Incorporated 2002 Omnibus Equity Plan (the “2002 Omnibus Plan”) on April 16, 2002. Under the 2002 Omnibus Plan awards were made to officers and key employees of the Company or to any of the affiliates of McLeodUSA, to non-employee directors and to other non-employee service providers and consultants whose participation in the 2002 Omnibus Plan was determined to be in the best interests of the Company by the full Board of Directors or a committee thereof. The 2002 Omnibus Plan was terminated by the Board of Directors in 2006 and all outstanding stock options issued under the 2002 Omnibus Plan were canceled upon the Company’s emergence from bankruptcy on January 6, 2006.

McLeodUSA Incorporated 2006 Omnibus Equity Plan

On March 22, 2006, the board of directors of Reorganized McLeodUSA established the 2006 Omnibus Equity Plan. The 2006 Omnibus Equity Plan reserves a maximum of 3,100,000 shares of Common Stock for issuance in the form of restricted stock or stock option awards. The 2006 Omnibus Equity Plan is administered by a committee established at the discretion of the Company’s board of directors consisting of either the full board of directors or a committee of the board of directors. The committee may grant options or shares of restricted stock in such amounts and with such terms and conditions, as the committee will determine, subject to the provisions of the plan.

Stock Options

Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123R, Share Based Payment: An Amendment of FASB Statement No. 123 and FASB Statement No. 95 (“SFAS 123R”), which requires the measurement and recognition of compensation expense for all share-based payment awards to employees and directors based on estimated fair values. Prior to the adoption of SFAS 123R, the Company accounted for its stock-based compensation under the recognition and measurement principles of Accounting Principles Board Opinion No. 25 (“APB 25”), Accounting for Stock Issued to Employees, and related interpretations. The Company has used the modified prospective method of application for its adoption of SFAS 123R and records the compensation expense on a straight-line basis over the service period. The Company recorded stock-based compensation expense under SFAS 123R for stock option awards of $4.0 and $4.5 million for the years ended December 31, 2006 and 2007, respectively. As of December 31, 2007, there was $5.5 million of unrecognized compensation expense related to unvested options granted under the Company’s share-based payment plans. The expense is expected to be recognized over a weighted-average requisite service period of 1.7-years.

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company records compensation expense for employee stock options based on the estimated fair value of the options on the date of grant using assumptions required by SFAS 123R. To determine the fair value, the Company has elected to use the Black-Scholes option-pricing model. The weighted-average fair value of options granted was $0.55, $5.02 and $5.83 for the years ended December 31, 2005, 2006 and 2007, respectively, with the following weighted average assumptions:

	Year Ended December 31,
	2005	2006	2007
Expected volatility	149%	60%	51%
Risk-free interest rate	3.7%	4.9%	4.7%
Dividend yield	0%	0%	0%
Expected term	5-years	6-years	6-years

The expected volatility for 2006 and 2007 was based on an analysis of the trading activity of a number of companies in the telecommunications industry over a period commensurate with the expected term of the options granted. During 2005, volatility was based on the Company’s historical trading activity. The average risk free rate was determined using the U.S Treasury rate for the nearest period that coincides with the expected term. The dividend yield is zero because the Company has never paid dividends and is restricted from doing so under the terms of its debt agreement. The expected term was determined using the “short cut” method, which averages the vesting period and the contractual term.

Pro forma information regarding net loss and net loss per share for the year ended December 31, 2005, is required by SFAS 123, Accounting for Stock-Based Compensation, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS 123. The following table illustrates the effect on net loss per share for the year ended December 31, 2005, as if the Company had applied the fair value recognition provision of SFAS 123 to stock-based employee compensation (in millions except per share data):

Year Ended December 31, 2005
Net loss applicable to common shares, as reported	$(536.1)
Less: Total stock-based employee compensation expense determined under fair value based methods	(3.5)

Pro forma net loss applicable to common shares	$(539.6)

Loss per share:
Basic and diluted, as reported	$(1.71)

Basic and diluted, pro forma	$(1.72)

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Activity under the option plan as of December 31, 2006 and 2007 and changes during the years ended December 31, 2006 and 2007 were as follows:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
	(in thousands)		(in years)	(in millions)
Outstanding at January 1, 2006	—	$—	—	$—
Granted	1,711	8.37
Exercised	—	—
Forfeited	(110)	8.33

Outstanding at December 31, 2006	1,601	$8.38	5.2	$1.5

Granted	1,164	11.39
Exercised	—	—
Forfeited	68	9.60

Outstanding at December 31, 2007	2,697	$9.65	4.7	$8.2

Vested and exercisable at December 31, 2007	1,137	$8.90	4.4	$4.3

The aggregate intrinsic value is calculated as the difference between the exercise price and market value of the underlying common stock as of December 31, 2007 and 2006.

Information on stock option grants since emergence from bankruptcy on January 6, 2006 is as follows:

	Shares	Weighted- Average Common Stock Fair Value	Weighted- Average Exercise Price	Intrinsic Value(1)
	(in thousands)
For quarter ended:
March 31, 2006	—	$—	$—	$—
June 30, 2006	901	8.29	8.33	—
September 30, 2006	810	8.42	8.42	—
March 31, 2007	662	9.29	9.29	—
September 30, 2007	476	13.07	14.00	—
December, 31, 2007	26	13.07	17.01	—

	2,875	$9.39	$9.59	$—

(1)	Intrinsic value reflects the amount by which the fair value of the shares underlying the options as of the grant date exceeds the exercise price.

The fair value of the common stock was determined based on contemporaneous valuations.

Restricted Common Stock

In 2006, the Company granted 750,000 shares of restricted common stock to its Chief Executive Officer with a weighted average grant date fair value of $6.00, with restrictions that lapse upon the achievement of

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

specific performance and market conditions. Of the 750,000 shares, 450,000 shares will vest upon the completion of an initial public offering or a change in control, and an additional 300,000 shares will vest if the value of the Company’s equity, at the initial public offering or change in control, is at least $500 million. The fair value of the 450,000 restricted shares tied to performance conditions was based upon the market value of the underlying equity of the Company and was determined to be $8.43 per share. The fair value of the remaining 300,000 restricted shares tied to market conditions was determined using a contemporaneous Monte Carlo simulation valuation technique and was determined to be $2.35 per share. The Company recognizes compensation expense for the restricted stock awards over the expected requisite service period. Total compensation expense related to restricted stock awards for the years ended December 31, 2006 and 2007 was $0.9 and $3.5 million, respectively. As of December 31, 2006 and 2007, there was $3.6 and $0.1 million of unrecognized compensation expense related to restricted stock awards, respectively. None of the restricted shares have vested as of December 31, 2007. At December 31, 2006, the remaining expense was expected to be recognized over a weighted-average requisite service period of 1.4 years. The Company filed a registration statement with the Securities and Exchange Commission to register its common shares during the first quarter of 2007. During the first quarter of 2007, the Company accelerated the expense recognition related to the 450,000 shares tied to a successful initial public offering of the Company’s equity because it anticipated the completion of an offering during the third quarter of 2007. This registration statement was withdrawn upon the signing of the definitive merger agreement described in Note 1. The remaining expense is expected to be recognized over a weighted average requisite service period of 0.4-years. However, subsequent to year end, upon the closing of the merger described in Note 1, the remaining expense was recognized.

Basic and diluted loss per common share

Loss per common share has been computed using the weighted average number of shares of common stock outstanding. All stock options granted, and the Predecessor Company convertible preferred stock and Predecessor Company warrants outstanding are anti-dilutive, and are therefore excluded from the computation of earnings per share. The Predecessor Company convertible preferred stock, warrants and options were considered to be canceled for purposes of calculating diluted earnings per share for the one day ended January 1, 2006. The restricted stock issued during 2006 has been excluded from the calculation of basic earnings per share because it is contingently returnable to the Company unless certain conditions, as described previously in this Note, are met.

New accounting pronouncements

In September 2006 the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy. The requirements of FAS 157 are first effective for the Company’s fiscal year beginning January 1, 2008. However, in February 2008 the FASB decided that an entity need not apply this standard to nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis until the subsequent year. Accordingly, the adoption of this standard on January 1, 2008, is limited to financial assets and liabilities, and any nonfinancial assets and liabilities recognized or disclosed at fair value on a recurring basis. The Company is currently assessing the potential effect of SFAS No. 157 on its financial position, results of operations and cash flows. However, the Company is still in the process of evaluating this standard with respect to its effect on nonfinancial assets and liabilities recognized or disclosed in the financial statements on a nonrecurring basis and therefore have not yet determined the impact that it will have on its financial statements upon full adoption.

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In February 2007, the Financial Accounting Standards Board issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”). SFAS No. 159 permits companies to elect to follow fair value accounting for certain financial assets and liabilities in an effort to mitigate volatility in earnings without having to apply complex hedge accounting provisions. The standard also establishes presentation and disclosure requirements designed to facilitate comparison between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of the adoption of SFAS No. 159, if any, on its financial position, results of operations and cash flows.

In December 2007, the Financial Accounting Standards Board issued SFAS No. 141R, Business Combinations, and Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51. These new standards significantly change the accounting for and reporting of business combination transactions and noncontrolling interests (previously referred to as minority interests) in consolidated financial statements. Both standards are effective for fiscal years beginning on or after December 15, 2008, with early adoption prohibited. These Statements are effective for the Company beginning on January 1, 2009. The Company is currently evaluating the provisions of FAS 141(R) and FAS 160.

Note 3.    Chapter 11 Proceedings

As discussed above in Note 2, on October 28, 2005, the Company and certain of its subsidiaries filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court. The Company’s Plan was filed with the Bankruptcy Court on October 19, 2005 and was confirmed on December 15, 2005 with the confirmation order entered by the Bankruptcy Court on December 16, 2005. The general unsecured creditors of the Company were unaffected by the Chapter 11 proceedings and the Plan. The Plan provided for, among other things:

•	The elimination of approximately $677.3 million of indebtedness and accrued interest of $50.8 million under the Credit Facilities;

•	In exchange for the cancellation of the $677.3 million of debt and the unpaid interest thereon, the lenders received their pro rata share of 100% of the new common stock of Reorganized McLeodUSA;

•

The cancellation of all of the McLeodUSA Series A Redeemable Convertible Preferred Stock, Series B Preferred Stock, Class A Common Stock, Class B Common Stock, Class C Common Stock and Warrants upon the Effective Date;

•	The elimination of certain lease agreements in exchange for termination payments of approximately $5.6 million; and

•

The conversion of the $100 million Exit Facility to $82.7 million of new term loans (after the retirement of $27.3 million through the sale of certain assets and proceeds of $10 million from new term loans).

Liabilities subject to compromise: The Company’s December 31, 2005 balance sheet included $728.1 million of total liabilities subject to compromise that consisted of the following (in millions):

Balances outstanding under the Credit Agreement	$677.3
Accrued interest	50.8

$728.1

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reorganization items, net: SOP 90-7 requires that financial statements for the period following the Chapter 11 filing through the emergence date distinguish transactions that are directly associated with the reorganization from the ongoing operations of the business. These transactions are reported separately as reorganization items, net, in the Company’s consolidated statement of operations. On January 1, 2006, the Company recorded a gain of $18.5 million in reorganization items due to the change in the discount rate used to value its asset retirement obligation. Reorganization items consisted of the following for the year ended December 31, 2005 (in millions):

Write off of deferred financing fees	$9.2
Professional fees	4.5
Predecessor Company director & officer insurance	4.6
Incremental lease rejection claims	1.9

$20.2

Upon filing for Chapter 11 protection on October 28, 2005, the impaired interest on the Credit Facilities and the preferred stock dividends ceased to accrue by operation of law. Contractual interest and contractual preferred stock dividends were $11.7 million and $0.2 million, respectively, for the period October 29, 2005 to December 31, 2005.

Note 4.    Fresh-start Accounting

As discussed in Note 2, the Company adopted the provisions of fresh-start accounting as of the beginning of business on January 1, 2006. The value of the Company’s reorganization equity value or fair value of Reorganized McLeodUSA was based on two different valuation methods: the income approach and the market approach. These were used to formulate value indications that were used, in turn, to formulate the estimate of the reorganization equity value of Reorganized McLeodUSA. The market approach analyzed the financial statements of comparable publicly traded companies and compared their performances with that of McLeodUSA. The income approach utilized a discounted cash flow based on management’s projections of future operating results. These indications of the Company’s enterprise value were then adjusted for the Company’s working capital deficit and net debt to arrive at an estimated reorganization equity value of $240.4 million. These indications of fair value contain significant estimates as to the Company’s projected operating profit, cash flow and certain other items for the years 2006 through 2010. The estimates were based on a number of assumptions regarding the Company’s anticipated future performance, industry performance, general business and economic conditions and other matters.

SOP 90-7 requires an allocation of the reorganization equity value in conformity with procedures specified by APB 16, Business Combinations, as amended by SFAS 141, Business Combinations, for transactions reported on the basis of the purchase method. In order to estimate the value of the Company’s noncurrent and intangible assets, three generally accepted approaches to valuation were relied upon: the income approach, sales comparison approach, and cost approach. The method or methods most appropriate for each asset type analyzed were selected as follows:

•	Land. The sales approach was used to estimate the fair value of land. A sample of land properties was selected for market analysis and the overall adjustment was applied to the remaining properties.

•

Property and equipment other than land. The remaining tangible assets were valued based on the cost approach. The cost approach is based on the current cost to recreate or duplicate the asset less an appropriate allowance for depreciation. The cost approach requires significant assumptions regarding the allowance for physical depreciation based on the condition of the asset, functional obsolescence based on whether a current replacement asset would have greater functionality, and economic obsolescence caused by external factors such as market conditions.

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•

McLeodUSA trade name. The McLeodUSA trade name was valued using a relief from royalty method that assumes that McLeodUSA does not have to pay royalties because it owns the trade name. This approach requires significant estimates of the royalty rate applied to the forecast of net sales.

•

Customer relationships. The value of the customer relationships was estimated utilizing both the cost approach and income approach and required estimates as to the cost associated with the Company’s installed customer base as well as the future cash flows from the established base that the Company had in service on December 31, 2005.

The Company used this estimate of fair value as the basis for its impairment charge during the fourth quarter of 2005. As a result of the impairment charges recorded as of December 31, 2005, the fresh start adjustments on the following table are to revalue the asset retirement obligation using current discount rates in accordance with FAS 143 and to reset accumulated depreciation.

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the adjustments recorded in connection with the debt restructuring and the adoption of fresh start accounting is presented below (in millions):

	Predecessor McLeodUSA 12/31/2005	Debt Restructuring		Fresh-start Adjustments(d)	Pro-Forma Reorganized McLeodUSA 12/31/2005
Assets
Current assets
Cash and cash equivalents	$20.0	$10.0	(a)	$—	$30.0
Restricted cash	43.4	(27.3	)(a)	—	16.1
Trade receivables, net	40.7	—		—	40.7
Prepaid expense and other	13.8	—		—	13.8

Total current assets	117.9	(17.3)		—	100.6

Property and equipment
Land and buildings	24.0	—		(13.7)	10.3
Communications networks	966.1	—		(673.8)	292.3
Furniture, fixtures and equipment	159.4	—		(122.9)	36.5
Networks in progress	21.6	—		(14.3)	7.3

Total property and equipment	1,171.1	—		(824.7)	346.4
Less accumulated depreciation	(824.7)	—		824.7	—

Net property and equipment	346.4	—		—	346.4

Intangibles and other assets
Other intangibles, net	18.4	—		—	18.4
Other non-current	3.5	—		—	3.5

Total intangibles and other assets	21.9	—		—	21.9

TOTAL ASSETS	$486.2	$(17.3)		$—	$468.9

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities
Liabilities subject to compromise	$728.1	$(728.1	)(b)	$—	$—
Current maturities of long-term debt	100.0	(100.0	)(a)	—	—
Accounts payable	33.7	—		—	33.7
Accrued payroll and payroll related expenses	13.7	—		—	13.7
Other accrued liabilities	57.6	—		—	57.6
Deferred revenue, current portion	9.4	—		—	9.4

Total current liabilities	942.5	(828.1)		—	114.4

Long-term debt, less current maturities	—	82.7	(a)	—	82.7
Deferred revenue, less current portion	18.6	—		—	18.6
Other long-term liabilities	31.3	—		(18.5)	12.8

Total liabilities	992.4	(745.4)		(18.5)	228.5

Redeemable convertible preferred stock
McLeodUSA Preferred Series A	42.4	(42.4	)(c)	—	—

Stockholders’ equity (deficit)
McLeodUSA Common, Class A	2.0	(2.0	)(c)	—	—
McLeodUSA Common, Class B	0.8	(0.8	)(c)	—	—
McLeodUSA Common, Class C	0.3	(0.3	)(c)	—	—
McLeodUSA Preferred Series B	—	—	(c)	—	—
McLeodUSA Warrants	22.6	(22.6	)(c)	—	—
Reorganized McLeodUSA Common, Class A	—	0.3	(b)	—	0.3
Additional paid-in capital	1,082.1	—		(842.0)	240.1
Accumulated deficit	(1,656.4)	795.9	(b)(c)	860.5	—

Total stockholders’ equity (deficit)	(548.6)	770.5		18.5	240.4

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$486.2	$(17.3)		$—	$468.9

(a)	It was a material condition to the effectiveness of the Plan that the Predecessor Company secure new financing. On January 6, 2006, the Company restructured its Exit Facility into two term loans (the “Term Loans”). The Company used the proceeds from the sale of the Company’s headquarters building totaling $27.3 million to reduce the amount outstanding from $100.0 million to $72.7 million. The Term Loans also consisted of an additional $10.0 million that was funded upon emergence.

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(b)	To record the discharge of indebtedness, including accrued interest, in accordance with the Plan, and the issuance of 30,000,000 shares of Reorganized McLeodUSA Class A Common Stock to the lenders under the Credit Agreement resulting in a gain on the cancellation of debt of $728.1 million in the 2006 statement of operations.
(c)	To eliminate Predecessor McLeodUSA Class A Common Stock, Class B Common Stock, Class C Common Stock, Series A Preferred Stock, Series B Preferred Stock and Warrants.
(d)	To reallocate the estimated fair market value of property and equipment and adjust the carrying value of the asset retirement obligation based on current discount rates resulting in reorganization income of $18.5 million in the 2006 statement of operations.

In connection with the fresh start valuation, property and equipment in service as of December 31, 2005 was assigned the following remaining lives over which to record depreciation expense. Any assets placed in service after December 31, 2005 will be depreciated over the estimated lives as described in Note 2.

Years
Buildings	13
Communications networks	5 –15
Furniture, fixtures and equipment	2 – 6

Note 5.    Acquisition

On May 16, 2007, the Company completed the acquisition of certain the Chicago-area customer base and related assets from Mpower Communications Corp. for approximately $17.3 million in cash.

Mpower Communications Corp. was a subsidiary of TelePacific Communications and provided business telecommunications under the name Mpower of Illinois. The Company expects to benefit from operating synergies by consolidating Mpower’s operation into its existing business. The results of Mpower subsequent to May 16, 2007, are included in the results of operations.

The transaction was accounted for using the purchase method of accounting in accordance with SFAS No. 141, Business Combinations (“SFAS 141”). In accordance with SFAS 141, the purchase price was preliminarily allocated to the assets acquired and liabilities assumed based on their estimated fair values as of the close of the acquisition, with amounts exceeding the fair value being recorded as goodwill. As the values of certain assets and liabilities are preliminary in nature, they are subject to adjustments as additional information is obtained. In order to estimate the value of the noncurrent and intangible assets acquired, the Company used two generally accepted valuation approaches: the income approach and the cost approach. The cost approach is based on the current cost to recreate or duplicate the asset less an appropriate allowance for depreciation. The other intangible assets were appraised using the income approach, which values the asset at the present value of the expected economic income to be earned from the ownership of the asset. This requires estimates regarding the future cash flows of the asset as well as the rate of return.

The following table summarizes the estimated allocation of the purchase price to the fair value of the assets acquired required and liabilities assumed at the date of the acquisition (in millions):

Property and equipment	$3.8
Goodwill	5.1
Intangible assets	9.5

Total assets	$18.4

Current liabilities	$0.4
Long-term liabilities	0.7

Total liabilities	$1.1

Cash paid	$17.3

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents detail of the purchase price allocated to intangible assets as of the date of acquisition (in millions):

	Fair Value	Weighted Average Amortization Period
Intangible assets subject to amortization
Non-compete / Non-solicit agreements	$4.3	2-years
Customer relationships	5.2	5-years

Total intangible assets subject to amortization	$9.5	3.7-years

Note 6.    Assets Held for Sale

In conjunction with the Plan, certain assets of the Company were identified for sale to raise cash. The Company’s ATS cable and telephony business (“ATS”), which provided cable television services in and around Cedar Rapids and Marion, Iowa, was identified as one of these assets because it was not considered to be core to the continuing competitive telecommunications business.

The Company completed the sale of its ATS operations on March 9, 2007, for approximately $16 million, resulting in a loss on sale of $1.0 million. Assets held for sale and liabilities related to assets held for sale were presented separately in the asset and liabilities sections of the consolidated balance sheet as of December 31, 2006. The assets held for sale are recorded at fair market value based on the contract value. The liabilities related to assets held for sale represent the liabilities of ATS.

In connection with the Company’s strategic plan, it may divest certain assets or markets that it no longer deems core to its business strategy. At December 31, 2006, the Company was in discussions with a potential buyer for certain property and equipment and customers in North Dakota and has classified the related property and equipment, totaling $1.6 million, as held for sale in the consolidated balance sheet as of December 31, 2006. Since that time, discussions with the potential buyer have ceased and the Company does not anticipate that a sale will occur in the next twelve months. As a result, the assets are no longer classified as held for sale as of December 31, 2007.

The carrying amounts of the major classes of assets held for sale and liabilities related to assets held for sale as of December 31, 2006 were as follows (in millions):

Reorganized McLeodUSA
December 31, 2006
Current assets	$0.9
Property & equipment, net	18.7

$19.6

Liabilities related to assets held for sale	$1.6

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 7.    Trade Receivables

The composition of trade receivables, net, is as follows (in millions):

	December 31,
	2006	2007
Trade receivables:
Billed	$37.9	$40.8
Unbilled	3.4	2.2

	41.3	43.0
Allowance for doubtful accounts and discounts	(9.2)	(8.3)

	$32.1	$34.7

Note 8.    Other Accrued Liabilities

Other accrued liabilities consist of the following (in millions):

	December 31,
	2006	2007
Accrued sales/use/excise taxes	$16.3	$11.7
Accrued property taxes	5.3	3.4
Restructuring	0.2	—
Customer deposits	5.7	8.1
Other	21.3	19.2

	$48.8	$42.4

Note 9.    Intangible Assets

Intangible assets with finite lives at December 31, 2006 and 2007 are summarized as follows (in millions):

	Gross	Accumulated Amortization	Net
December 31, 2006:
Deferred line installation costs	$16.5	$3.9	$12.6
Customer relationships	15.1	3.5	11.6
McLeodUSA trade name	3.3	0.8	2.5

	$34.9	$8.2	$26.7

	Gross	Accumulated Amortization	Net
December 31, 2007:
Deferred line installation costs	$31.7	$15.5	$16.2
Customer relationships	20.3	7.6	12.7
Non-compete agreement	4.2	1.3	2.9
McLeodUSA trade name	3.3	1.6	1.7

	$59.5	$26.0	$33.5

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Annual estimated amortization expense for intangible assets above is $21.1 million during 2008, $8.7 million in 2009, $2.2 million in 2010, $1.1 million in 2011 and $0.4 million in 2012.

Note 10.    Accounting for Asset Retirement Obligations

SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which the legal or contractual removal obligation is incurred and capitalized as part of the carrying amount of the long-lived asset. Over time, the liability is recorded at its present value each period through accretion expense, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, the Company recognizes a gain or loss for any difference between the settlement amount and the obligation.

Changes in the carrying amount of the asset retirement obligation for the years ended December 31, 2005, 2006 and 2007 are summarized as follows (in millions):

Balance, January 1, 2005	$61.4
Interest accretion	3.8
Revisions	(33.7)
Payments	(0.2)

Balance, December 31, 2005	$31.3
Fresh start accounting adjustment	(18.5)
Interest accretion	1.4

Balance, December 31, 2006	$14.2
Interest accretion	1.6
Additions	0.7
Payments	(0.1)
Disposals	(0.4)

Balance, December 31, 2007	$16.0

The asset retirement obligations are estimated based on various assumptions reviewed periodically by the Company. If information becomes known that is different than the assumptions in use, revisions are made using the more precise information. During 2005, such revisions principally related to timing of the settlement of asset retirement obligations and the likelihood of retirement provisions being enforced. As a result of the Company’s adoption of fresh start accounting as of January 1, 2006, the discount rate used to determine the present value of the asset retirement obligation was changed to reflect current discount rates resulting in a decrease in the liability of $18.5 million classified as an reorganization item in the Company’s consolidated statement of operations for the one day ended January 1, 2006. If actual results differ from the assumptions used, the amount of the obligations will differ, perhaps significantly, from the amounts reflected in the accompanying consolidated financial statements.

Note 11.    Debt

As described in Note 2, on March 16, 2005, the Company and holders of a majority of the debt under its Credit Facilities entered into a forbearance agreement. Pursuant to the forbearance agreement, the lenders agreed to forbear from exercising certain default related remedies against the Company, including with respect to the non-payment of principal and certain interest payment obligations under the Credit Facilities. The initial forbearance agreement expired on May 23, 2005, but was extended on four occasions until October 31, 2005. The forbearance agreement, as amended, among other things, limited the Company’s ability to sell certain assets without prior approval of the lender group and required the Company to accrue two additional percentage points of interest on the outstanding loan balances.

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On October 28, 2005, the Company filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code. The Company’s Plan was confirmed on December 15, 2005 with the confirmation order entered by the Bankruptcy Court on December 16, 2005. Under the terms of the Plan, $677.3 million of debt outstanding under the Credit Agreement and $50.8 million of accrued interest was discharged in exchange for 100% of the equity of Reorganized McLeodUSA.

On January 6, 2006, the Company restructured its Exit Facility into the Term Loans. The Company used the proceeds from the sale of the Company’s headquarters building totaling $27.3 million to reduce the amount outstanding from $100.0 million to $72.7 million. The Term Loans consisted of $72.7 million outstanding under a Tranche A borrowing and $10.0 million outstanding under a Tranche B borrowing.

On September 28, 2006, the Company completed a private placement of notes with a principal amount of $120.0 million (the “Notes”). The Notes bear interest at 10.5% per annum, payable semi-annually in arrears, and mature on October 1, 2011. No principal payments are due until maturity. In connection with the private placement of the Notes, the Company entered into a registration rights agreement in which the Company agreed to, among other things, file a registration statement within 180-days of the issuance of the Notes and use its best efforts to cause the registration statement to be declared effective within 270-days after the issuance of the Notes. The Company used the proceeds from the Notes to pay off the $82.7 million outstanding under the Term Loans and cash collateralize outstanding letters of credit at 105% of their face value totaling $8.8 million. The remaining proceeds were used for general corporate purposes. As of December 31, 2007, the registration statement had not been declared effective. As a result of the registration default, the annual interest rate on the Notes will increase by 0.25% for any subsequent 90-day period during which the registration default continues, up to a maximum additional interest rate of 1.0% per year. As of December 31, 2007, the Company has accrued the additional interest it expects to incur.

The Notes are collateralized by substantially all of the Company’s tangible and intangible assets. The Notes include restrictions as to, among other things, additional indebtedness, payment of cash dividends, liens, investments and asset sales. The Notes do not contain financial maintenance covenants. The Company chose to redeem a portion of the Notes out of the proceeds from the sale of the Company’s ATS cable and telephony business of approximately $16 million during 2007. The Notes also allow for the redemption of up to 35% of the aggregate principal amount of the Notes prior to October 1, 2009 subject to certain prepayment premiums. The holders of the Notes may require the Company to repurchase the notes at 101% of the principal amount upon the occurrence of a change of control.

The Company entered into capital leases for computer equipment and an installment purchase of software licensing during the year ended December 31, 2007. As of December 31, 2007, the Company had total capital lease debt of $1.8 million, of which $1.1 million is classified as long-term.

Note 12.    Fair Value of Financial Instruments

At December 31, 2006 and 2007, the financial instruments of the Company consist of cash and cash equivalents, restricted cash, short-term investments, receivables and current liabilities because of the short maturity of these instruments. The carrying amount of the long-term debt approximates fair value because fixed rates are based on current rates that would be offered.

Note 13.    Leases and Commitments

The Company leases certain of its office and network facilities under noncancelable agreements that expire at various times through September 2016. These agreements require various monthly rentals plus the payment of applicable property taxes, maintenance and insurance.

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The total minimum commitment at December 31, 2007 under such operating leases is as follows (in millions):

Operating Leases
2008	$25.6
2009	16.4
2010	8.5
2011	5.9
2012	3.3
Thereafter	3.0

$62.7

The total rental expense included in the consolidated statements of operations for the years ended December 31, 2005, 2006 and 2007, is $23.7 million, $18.2 million and $17.9 million, respectively. Included in the commitments above are long-term service arrangements with telecommunication companies where the Company leases special access. These charges are not included in rent expense but are classified as cost of service in the consolidated statements of operations. The Company received sublease payments that reduced rent expense by $0.9 million, $1.4 million and $1.6 million for the years ended December 31, 2005, 2006 and 2007, respectively. The minimum commitments above include sublease payments that the Company could be contingently liable for of $2.2 million.

McLeodUSA, the parent company, has various guarantees related to subsidiary commitments under operating leases. The guarantees total $6.6 million and expire over various periods through December 2014, corresponding with the termination of the lease agreement. The underlying contractual commitment of the subsidiaries is included in the minimum commitment table above. At December 31, 2007, the Company had standby letters of credit outstanding of $7.6 million.

McLeodUSA has indemnification obligations to its current and former Directors and Officers. The terms of the indemnification obligations provide for no limitation to the maximum potential future payments under such indemnifications. McLeodUSA maintains insurance, subject to limitations set forth in the policies, which is intended to cover the costs of claims made against its Directors and Officers.

Note 14.    Capital Stock

The Predecessor Company’s Class A Common Stock, Class B Common Stock, Class C Common Stock, Series A Preferred Stock, Series B Preferred Stock and the Predecessor McLeodUSA Warrants were all canceled upon the Effective Date of the Plan.

The Reorganized Company’s Third Amended and Restated Certificate of Incorporation authorizes the Company to issue 37,500,000 shares of common stock. On the Effective Date, 30,000,000 shares of Reorganized McLeodUSA Common Stock were distributed to the impaired debt holders under the Credit Facilities in accordance with the Plan.

Note 15.    Change-of-Control Agreements

At December 31, 2006 and 2007, the Company had agreements with certain of its executive employees, which provide for certain additional severance payments as defined in the individual agreements upon a change

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of control. In addition, the Company has a severance plan covering certain other management employees whereby participants in the severance plan are entitled to receive certain severance benefits upon a qualifying termination, as defined in the severance plan, following a change of control.

Note 16.    Employee Benefit Plan

The Company maintains two contributory retirement plan (the “401(k) Plans”) for its employees (including executive officers) age 21 and over with at least three months of service with the Company. One 401(k) Plan covers employees with job titles of Director and above and provides that each participant may contribute up to 50% of his or her salary (not to exceed the annual statutory limit). The second 401(k) plan covers employees with job titles below Director. This plan allows matching contributions and as of May 1, 2007, the Company began matching 50% of the first 4% of each participant’s contribution in this plan. Prior to May 1, 2007, no matching contributions were made. The Company’s contribution in 2007 totaled $0.6 million.

Note 17.    Restructuring Charges

As discussed in Note 2, during 2005 the Company entered into a forbearance agreement with its lenders. During the forbearance period the Company explored the possibility of selling all or portions of the Company and solicited interest from potential acquirers. All indications of interest received were for a level of net sale proceeds below the amounts required to pay obligations under the Credit Facilities in full. Only one indication of interest for the entire Company was received, and that indication of interest was withdrawn at an early stage. As a result, the majority of the lenders indicated that they did not support continuation of the sale process and desired to have the Company proceed with a restructuring. After taking such views into account, the Company determined not to pursue the continuation of the sale process. The Company decided to proceed with a financial restructuring that would convert the $677.3 million of debt outstanding under the Credit Agreement into equity and transfer ownership of the Company to the lenders under the Credit Agreement. In connection with this process, the Company incurred charges of $23.9 million and $2.4 million during the years ended December 31, 2005 and 2006, respectively, comprised of the following (in millions):

	2005	2006
Professional fees and related expenses	$17.5	$0.9
Severance	6.4	1.5

	$23.9	$2.4

There were no restructuring charges incurred during the year ended December 31, 2007.

Changes in the carrying amount of the restructuring liability for the years ended December 31, 2006 and 2007, are summarized as follows (in millions):

Facility Closure Costs
Liability at December 31, 2005	$6.5
Cash payments through December 31, 2006	(6.2)
Reserve reductions	(0.1)

Liability at December 31, 2006	$0.2

Cash payments through December 31, 2007	(0.1)
Reserve reductions	(0.1)

Liability at December 31, 2007	$—

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 18.    Impairment Charges

In accordance with SFAS 142, goodwill and other indefinite lived intangible assets are not amortized but reviewed annually for impairment or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. SFAS 142 requires the identification of reporting units and the application of a two-step approach to assess goodwill impairment. In order to identify potential impairment, the Company performed annual impairment tests of goodwill by comparing the fair value of its reporting unit with its carrying amount, including goodwill. If the carrying amount of its reporting unit exceeds its fair value, the impairment loss is measured in the second step by comparing the implied fair value of goodwill, determined in the same manner as in a business combination, with its carrying amount. The Company defined reporting units during its transitional and annual goodwill impairment tests as an operating segment comprised of McLeodUSA’s consolidated operations.

For other indefinite lived intangible assets SFAS 142 requires that the impairment test consist of a comparison of the fair value of the intangible asset with its carrying amount. If the carrying amount of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The Company has established July 1 as the date for its annual impairment test for both goodwill and its other indefinite lived intangible assets.

In accordance with SFAS 144, a long-lived asset group will be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. During the second quarter of 2005, the Company concluded there was not an acceptable strategic partner or buyer for all or portions of the Company and proceeded to work with its lender group to complete a capital restructuring. As a result, the Company performed an evaluation of the recoverability of its property and equipment that indicated that certain of its long-lived assets were impaired. The Company used a probability-weighted discounted cash flow analysis to estimate the fair value of the Company’s property and equipment and recorded a non-cash impairment charge of $174.8 million to reduce the carrying amount to estimated fair value. The Company also performed an evaluation of the McLeodUSA trade name during the second quarter of 2005 as a result of the capital restructuring process described above. The Company performed the evaluation of the McLeodUSA trade name utilizing a “relief from royalty” method of valuation. The results of this evaluation indicated partial impairment of the McLeodUSA trade name and the Company recorded a non-cash impairment charge of $27.7 million to reduce its carrying value to estimated fair value of $37.2 million.

In connection with the Company’s bankruptcy filing in October 2005 and the results of independent appraisals performed on the Company’s noncurrent tangible and intangible assets in connection with the adoption of fresh start accounting, the Company recorded an incremental impairment charge of $75.3 million in the fourth quarter of 2005. This incremental impairment charge consisted primarily of revisions to the valuation assumptions related to the McLeodUSA trade name, the value of the customer lists as well as adjustments to the carrying value of deferred line installation costs.

No impairment charges occurred in 2006 or 2007.

Note 19.    Related Party Transactions

Jefferies & Company, Inc. and certain of its affiliates at December 31, 2007, beneficially owned approximately 8.4% of the Company’s common stock. Jefferies & Company, Inc. was the initial purchaser in the offering of the Notes and was paid $3.6 million in fees in 2006 for acting in such capacity in connection with the Notes offering.

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

JPMorgan Chase and certain of its affiliates at December 31, 2006, beneficially owned approximately 7.8% of the Company’s common stock. JPMorgan Chase Bank, N.A. acted as administrative agent under the Credit Facilities and received customary fees for acting in such capacity. At December 31, 2006, the Company had $8.3 million of outstanding letters of credit with JPMorgan Chase Bank, N.A. which were cash collateralized at 105% of face value. At December 31, 2006, JPMorgan Chase also held $2.4 million as escrow agent for the Company’s dispute with AT&T. At December 31, 2007, the Company did not have any letters of credit at JPMorgan Chase, N.A. and JPMorgan Chase, N.A. beneficially owned less than 5% of the Company’s common stock.

Jefferies & Company, Inc., JPMorgan Chase and Wayzata Investment Partners LLC, or their affiliates, were among the lenders under the Company’s Exit Facility and were paid $0.7 million, $3.5 million and $0.7 millions in interest in 2006, respectively. The Exit Facility was paid off on September 28, 2006. Wayzata Investment Partners LLC and certain of its affiliates own approximately 28.7% of the Company’s common stock as of December 31, 2007.

During 2006, the Company made payments totaling less than $0.1 million to Birch Telecom, Inc. for telecommunication services. A director of McLeodUSA is also a director of Birch Telecom, Inc.

During 2005, the Predecessor Company provided and purchased services from various companies, the principals of which were stockholders or Directors of McLeodUSA or affiliates. Revenues from services provided totaled $1.5 million for the year ended December 31, 2005. Services purchased during the year ended December 31, 2005, primarily professional services, totaled $0.2 million.

Note 20.    Income Tax Matters

The Company files income tax returns in the U.S. federal and various state jurisdictions. Income tax returns for the years 2004 through 2007, with few exceptions, remain open to examination by federal and state taxing authorities.

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, (“FIN 48”), as of January 1, 2007. The Interpretation provides clarification on accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. The Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. As a result of the Company’s evaluation of the implementation of FIN 48, no significant income tax uncertainties were identified. Therefore, the Company recognized no adjustment for unrecognized income tax benefits during the year ended December 31, 2007.

The Company recognizes interest and penalties related to unrecognized tax benefits in miscellaneous expense. During the years ended December 31, 2007, 2006 and 2005, the Company recognized no material interest or penalties. No accrued interest or penalties are included in accrued tax expenses in the balance sheets at December 31, 2007 and 2006.

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net deferred taxes consist of the following components (in millions):

	December 31,
	2006	2007
Deferred tax assets
Net operating loss carryforwards	$1,328.1	$1,458.4
Property and equipment	145.5	149.4
Accruals and reserves not currently deductible	33.3	25.2
Intangibles and other assets	2.9	3.2
Deferred revenues	11.2	11.3
Non-qualified stock option expense	1.9	5.2
Other	3.4	4.2

	1,526.3	1,656.9
Less valuation allowance	(1,517.1)	(1,650.4)

	$9.2	$6.5

Deferred tax liabilities:
Deferred line installation cost	8.8	6.4
Other	0.4	0.1

	9.2	6.5

	$—	$—

In assessing the future utilization of deferred tax assets, management considers whether it is “more likely than not” that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. No benefit for federal income taxes has been recorded for the years ended December 31, 2007 through December 31, 2005 as the net deferred tax asset generated, primarily from temporary differences relating to the net operating loss (“NOL”), was offset by a full valuation allowance because it is not considered “more likely than not” that these benefits will be realized due to the Company’s historic continued losses since inception.

During 2006, the Company adopted the Plan and emerged from bankruptcy. The Company realized substantial cancellation of debt (“COD”) income as a result of the implementation of the Plan. Because the Company was a debtor in a bankruptcy case at the time it realized the COD income, it was not required to include such COD income in its taxable income for federal income tax purposes. Instead, the Company was required to reduce certain of its tax attributes (including NOL carryforwards) by the amount of COD income so excluded. The Company’s net operating loss carryforwards at December 31, 2006 have been adjusted for this impact.

An “ownership change” (as defined in Internal Revenue Code Section 382 (“Section 382”)) generally occurs if certain persons or groups increase their aggregate ownership percentage in a corporation’s stock by more than 50 percentage points in the shorter of any three-year period or the period beginning the day after the day of the last ownership change. A Section 382 ownership change occurred with respect to the Company’s stock in connection with the Plan. As a result, the Company’s NOL carryforwards allocable to periods prior to the Effective Date, and certain subsequently recognized “built-in” losses and deductions, if any, may be subject to limitation under the provisions of Section 382. The amount of this annual limitation is approximately $10.5 million. If a loss corporation (or consolidated group) has a “net unrealized built-in loss” at the time it incurs an ownership change (taking into account most assets and items of “built-in” income and deduction), then any

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

built-in losses that are recognized during the following five years (up to the amount of the original net unrealized built-in loss) generally will be treated as prechange losses and will be subject to the annual limitation discussed above. For this purpose, depreciation and amortization deductions that arise during such five-year period are treated as recognized built-in losses (and, accordingly, are subject to the annual limitation under Section 382) to the extent that such deductions are attributable to unrealized built-in losses that exist at the time of ownership change. Net deferred tax assets have been decreased to reflect the entire limitation on future recognized “built-in” losses and deductions expected. At December 31, 2007, the Company has net operating loss carryforwards for federal income tax purposes of approximately $4 billion that are available to offset future taxable income through 2027. The utilization of such net operating loss carryforwards is limited as a result of the ownership change in connection with the reorganization. The Company’s ability and that of its subsidiaries to utilize new NOLs arising after the ownership change will not be affected.

The income tax rate differs from the U.S. federal income tax rate due to the following:

	2005	2006	2007
Expected tax rate	35%	35%	35%

Percent increase (decrease) in income taxes resulting from:
Effect of reorganization	—	8	—
Other	2	1	—
Change in valuation allowance	33	(44)	35

	—%	—%	—%

Note 21.     Litigation

The Company is involved in numerous regulatory proceedings before state public utility commissions and the Federal Communications Commission (the “FCC”), particularly in connection with actions by the regional Bell operating companies (the “RBOCs”), which include AT&T, Qwest Communications and Verizon. The RBOCs will most likely continue to pursue litigation, changes in regulations and legislation in states within the Company’s 25-state footprint, as well as before the FCC and Congress, to reduce regulatory oversight and regulation over their rates, operations and access by others to their networks. This includes the pursuit of major changes in the Telecommunications Act of 1996, which may adversely affect competitive local exchange carriers (“CLECs”), including the Company. If adopted, these changes could make it more difficult to challenge the RBOCs’ competitive actions and to compete with the RBOCs generally.

The Company is one of several defendants in a lawsuit brought by AT&T and its affiliates in the U.S. District Court in the Eastern District of Missouri in February 2005. AT&T alleges the Company conspired with one or more of Global Crossing and its affiliates, certain named CLECs, and/or certain unnamed Least Cost Router entities, to breach AT&T’s state or federal tariffs, unjustly enrich themselves and commit fraud on AT&T. AT&T alleges that the defendants knowingly disguised long distance calls that were terminated to AT&T so that they appeared to AT&T to be local calls thereby depriving AT&T of the difference between the access charge rate owed for termination of long distance calls and the reciprocal compensation rate owed for termination of local calls. The Company filed its answer on April 1, 2005, denying all liability. No discovery has been conducted in the case. On February 7, 2006, the Court entered an order staying the case on the grounds that primary jurisdiction regarding the obligations of the defendants rests with the FCC. AT&T did not quantify its damages, and the case was stayed. The claims remain pending with the FCC. Because this case is at an early stage and no specific claim of damages has been made against the Company, the risk of damages against the Company, if any, cannot be estimated at this time. The Company intends to vigorously defend against these claims.

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company has been sued in two actions brought in May 2003 in the Circuit Court of Cook County, Illinois, consolidated as Telecommunications Network Design, Inc. vs. McLeodUSA, No. 03 CH 8477, and certified as a class action, for allegedly sending unsolicited faxes in violation of 47 U.S.C. section 227(b)(3). The complaints do not quantify the alleged damages. Under the statute, recipients of unsolicited facsimile advertisements are entitled to damages of up to $500 per facsimile for inadvertent violations and up to $1,500 per facsimile for knowing or willful violations. The Company has demanded coverage from their insurance carrier, AIG, which initially denied coverage. On September 17, 2007, McLeodUSA and AIG entered into a settlement whereby AIG promised to indemnify McLeodUSA from any adverse judgment or settlement in this case, with McLeodUSA paying $100,000, subject to court approval. On October 3, 2007, the court approved the settlement.

The Company has protested and appealed various sales and use tax assessments levied in January 2002 by the Iowa Department of Revenue with respect to the purchase of certain equipment from 1996 through 2000. These assessments total approximately $8 million, excluding interest and penalties. The Company believes it has meritorious defenses against these assessments and intends to vigorously defend itself during this appeal process. The Company has reserved what it believes to be an adequate amount related to this dispute based on its assessment of the likely outcome. However, there can be no assurance that its business will not be materially adversely affected by a negative outcome of this dispute.

On March 13, 2007, the Universal Service Administrative Company (“USAC”), which administers the federal universal service program on behalf of the FCC, completed an audit of the Company’s contributions to the federal universal service program based upon the Company’s 2005 revenues. The audit report concludes that the Company underreported or misclassified certain telecommunications service revenues, resulting in a contribution shortfall of approximately $4.0 million. The Company made additional filings with the USAC to support a lower contribution shortfall, which filing was accepted by USAC in January 2008. The filing accepted by the USAC results in the Company having a shortfall of $1.6 million based on the revised 2005 revenue reporting. In the second quarter of 2008, the Company will amend its 2006 revenue report in accordance with the method used to file the revised 2005 revenue report. The Company believes that it has an adequate reserve related to this matter to remit the contribution shortfalls based on the revised reports of 2005 and 2006 revenues.

As a result of a settlement reached with Qwest prior to the Company’s emergence from Chapter 11, the Company filed complaints against Qwest during the first quarter of 2006 with several state utility commissions related to a collocation billing dispute. The Company had withheld payments to Qwest because it believed Qwest had not properly implemented the parties’ amended interconnection agreement. The Company has filed a civil complaint in federal district court asking it to review the Iowa case based on federal and state law. The Company believes it has an adequate reserve related to this dispute based on its assessment of the likely outcome.

Also as a result of the settlement with Qwest, on March 14, 2006, the Company filed an action against Qwest in the U.S. District Court for the Northern District of Iowa seeking recovery of damages related to numerous other billings between the parties. Qwest filed a counterclaim for amounts it believes the Company owes it. This lawsuit encompasses billing disputes involving access billing for 800 toll-free calls made by the Company’s customers and 800 toll-free calls made by third-party wireless carrier customers, access charges related to VoIP traffic, billing disputes related to the parties unbundled network element platform agreement, backbilling for collocation space and related disputes for fiber maintenance fees under an IRU agreement between the parties, reimbursement of third-party access charges and other issues. In addition, Qwest alleges that the Company improperly entered into revenue-sharing arrangements with wireless carriers in order to charge Qwest for access services provided to such carriers whose customers made 800 toll-free calls that were routed through Qwest’s network. The Company is also seeking a declaratory judgment that it is not responsible for reimbursing Qwest for terminating access charge payments that Qwest allegedly made to rural incumbent local exchange carriers for calls that were originated by its end user customers. Qwest claims its damages exceed $14 million, and the Company’s claims against Qwest exceed $12 million.

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On July 24, 2006, the Company moved to dismiss Qwest’s negligent misrepresentation, conversion, trespass, fraud, fraudulent concealment and negligence counterclaims. On August 24, 2006, Qwest amended its counterclaims both by making additional factual allegations and by interposing a limited number of new legal theories. The Company filed a motion to dismiss Qwest’s amended counterclaims on September 11, 2006. On January 16, 2007, the Court dismissed the negligence and negligent misrepresentation claims. The Court declined to dismiss the remaining counterclaims. On February 21, 2007, the Company filed its response to Qwest’s amended counterclaims, including the tort claims that were not dismissed. The Company believes that its billing was and remains consistent with industry practice, FCC regulations, its tariffs and interconnection agreements, and that it has meritorious defenses to Qwest’s counterclaims. The Company intends to pursue vigorously its claims against Qwest and vigorously contest the Qwest counterclaims. The Company’s business and cash reserves could be adversely affected by adverse rulings by the court in this lawsuit, and the Company’s loss could be as high as the total amount of damages Qwest has claimed. The Company believes it has an adequate reserve related to this dispute based on its assessment of the likely outcome.

The Company is not aware of any other material litigation against it. It is, however, party to a number of legal actions and proceedings arising from its provision and marketing of telecommunications services (including matters involving do not call and billing regulations), as well as certain legal actions and regulatory matters arising in the ordinary course of business. The Company believes that the ultimate outcome of the foregoing actions will not result in a liability that would have a material adverse effect on its financial condition or results of operations.

Note 22.     Condensed Consolidating Financial Information

On September 28, 2006, McLeodUSA Incorporated (“Issuer”) issued the Notes. The Notes are fully, unconditionally and irrevocably guaranteed by each of the Company’s existing and future subsidiaries (“Subsidiary Guarantors”), jointly and severally. Substantially all of the Issuer’s cash flow is generated by the Subsidiary Guarantors. As a result, funds necessary to meet the Issuer’s debt service obligations are provided by the Subsidiary Guarantors.

The following information sets forth the Company’s Condensed Consolidating Balance Sheets as of December 31, 2007 and 2006, Condensed Consolidating Statements of Operations for the years ended December 31, 2007, 2006 and 2005 and Condensed Consolidating Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005.

McLEODUSA INCORPORATED AND SUBSIDIARIES

CONDENSED CONSOLIDATING BALANCE SHEETS

December 31, 2007

	Issuer	Combined Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets
Cash and cash equivalents	$31.6	$6.4	$—	$38.0
Restricted cash	4.3	—	—	4.3
Short-term investments	3.5	—	—	3.5
Trade receivables, net	—	34.7	—	34.7
Prepaid expenses and other	3.4	4.2	—	7.6

Total current assets	42.8	45.3	—	88.1

Property and equipment, net	—	284.8	—	284.8
Goodwill	—	5.1	—	5.1
Investment in subsidiaries	91.2	73.3	(164.5)	—
Intangibles, net	1.7	31.8	—	33.5
Other	4.6	3.7	—	8.3

Total assets	$140.3	$444.0	$(164.5)	$419.8

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Current maturities of long-term debt	$—	$0.7	$—	$0.7
Accounts payable	0.9	30.4	—	31.3
Accrued payroll and payroll related expenses	12.5	3.1	—	15.6
Other accrued liabilities	5.9	36.5	—	42.4
Deferred revenue, current portion	0.1	7.6	—	7.7

Total current liabilities	19.4	78.3	—	97.7

Long-term liabilities
Due (from) / due to affiliates	(161.7)	161.7	—	—
Long-term debt, less current maturities	104.0	1.1	—	105.1
Deferred revenue, less current portion	—	22.4	—	22.4
Other long-term liabilities	—	16.0	—	16.0

Total liabilities	(38.3)	279.5		241.2

Stockholders’ equity	178.6	164.5	(164.5)	178.6

Total liabilities and stockholders’ equity	$140.3	$444.0	$(164.5)	$419.8

McLEODUSA INCORPORATED AND SUBSIDIARIES

CONDENSED CONSOLIDATING BALANCE SHEETS

December 31, 2006

	Issuer	Combined Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets
Cash and cash equivalents	$58.7	$6.1	$—	$64.8
Restricted cash	10.6	—	—	10.6
Trade receivables, net	—	32.1	—	32.1
Prepaid expenses and other	3.7	7.1	—	10.8
Assets held for sale	—	19.6	—	19.6

Total current assets	73.0	64.9	—	137.9

Property and equipment, net	—	306.3	—	306.3
Investment in subsidiaries	320.0	352.1	(672.1)	—
Intangibles, net	2.5	24.2	—	26.7
Other	7.0	1.1	—	8.1

Total assets	$402.5	$748.6	$(672.1)	$479.0

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$0.5	$35.1	$—	$35.6
Accrued payroll and payroll related expenses	10.8	2.4	—	13.2
Other accrued liabilities	6.8	42.0	—	48.8
Deferred revenue, current portion	0.2	8.5	—	8.7
Liabilities related to assets held for sale	—	1.6	—	1.6

Total current liabilities	18.3	89.6	—	107.9

Long-term liabilities
Due (from) / due to affiliates	47.1	(47.1)	—	—
Long-term debt, less current maturities	120.0	—	—	120.0
Deferred revenue, less current portion	—	19.8	—	19.8
Other long-term liabilities	—	14.2	—	14.2

Total liabilities	185.4	76.5	—	261.9

Stockholders’ equity	217.1	672.1	(672.1)	217.1

Total liabilities and stockholders’ equity	$402.5	$748.6	$(672.1)	$479.0

McLEODUSA INCORPORATED AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENTS OF

OPERATIONS AND COMPREHENSIVE LOSS

Year Ended December 31, 2007

	Issuer	Combined Guarantor Subsidiaries	Eliminations	Consolidated
Revenue	$—	$499.5	$—	$499.5
Operating expenses:
Cost of service (exclusive of depreciation and amortization expense shown separately below)	—	260.7		260.7
Selling, general and administrative	36.5	162.0	—	198.5
Depreciation and amortization	0.8	72.6	—	73.4
Reorganization items	(0.1)	—	—	(0.1)

Total operating expenses	37.2	495.3	—	532.5

Operating (loss) income	(37.2)	4.2	—	(33.0)
Nonoperating (expense) income:
Interest expense, net of amounts capitalized	(11.1)	(2.2)	—	(13.3)
Other income (expense)	—	(0.2)	—	(0.2)

Total nonoperating expense	(11.1)	(2.4)	—	(13.5)

Net (loss) income before equity in undistributed earnings (losses) of subsidiaries	(48.3)	1.8	—	(46.5)
Equity in undistributed earning (losses) of subsidiaries	1.8	—	(1.8)	—

Net (loss) income	$(46.5)	$1.8	$(1.8)	$(46.5)

Comprehensive income:
Unrealized holding gains arising during the period	$—	$1.6	$—	$1.6

Less reclassification adjustment for gains included in net income	—	(1.6)	—	(1.6)

Comprehensive (loss) income	$(46.5)	$1.8	$(1.8)	$(46.5)

McLEODUSA INCORPORATED AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF

OPERATIONS AND COMPREHENSIVE LOSS

Year Ended December 31, 2006

	Issuer	Combined Guarantor Subsidiaries	Eliminations	Consolidated
Revenue	$—	$544.7	$—	$544.7

Operating expenses:
Cost of service (exclusive of depreciation and amortization expense shown separately below)	—	315.8	—	315.8
Selling, general and administrative	24.8	156.9	—	181.7
Depreciation and amortization	0.8	59.3	—	60.1
Restructuring charges	2.4	—	—	2.4

Total operating expenses	28.0	532.0	—	560.0

Operating (loss) income	(28.0)	12.7	—	(15.3)
Nonoperating (expense) income:
Interest expense, net of amounts capitalized	(11.0)	(1.7)	—	(12.7)
Other income (expense)	(1.2)	0.9	—	(0.3)

Total nonoperating expense	(12.2)	(0.8)	—	(13.0)

Net (loss) income before equity in undistributed earnings (losses) of subsidiaries	(40.2)	11.9	—	(28.3)
Equity in undistributed earning (losses) of subsidiaries	11.9	—	(11.9)	—

Net (loss) income	$(28.3)	$11.9	$(11.9)	$(28.3)

Comprehensive income:
Unrealized holding gains arising during the period	$0.1	$—	$—	$0.1

Comprehensive (loss) income	$(28.2)	$11.9	$(11.9)	$(28.2)

McLEODUSA INCORPORATED AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

Year Ended December 31, 2005

	Issuer	Combined Guarantor Subsidiaries	Eliminations	Consolidated
Revenue	$—	$635.0	$—	$635.0

Operating expenses:
Cost of service (exclusive of depreciation and amortization expense shown separately below)	—	362.1	—	362.1
Selling, general and administrative	29.2	188.2	—	217.4
Depreciation and amortization	1.3	211.6	—	212.9
Impairment charge	63.1	214.7	—	277.8
Reorganization items	20.2	—	—	20.2
Restructuring charges	23.9	—	—	23.9

Total operating expenses	137.7	976.6	—	1,114.3

Operating (loss) income	(137.7)	(341.6)	—	(479.3)
Nonoperating (expense) income:
Interest expense, net of amounts capitalized	(61.3)	(4.0)	—	(65.3)
Other income (expense)	—	9.8	—	9.8

Total nonoperating expense	(61.3)	5.8	—	(55.5)

Net (Loss) before equity in undistributed (losses) of subsidiaries	(199.0)	(335.8)	—	(534.8)
Equity in undistributed (losses) of subsidiaries	(335.8)	—	335.8	—

Net (loss)	$(534.8)	$(335.8)	$(335.8)	$(534.8)

McLEODUSA INCORPORATED AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

Year Ended December 31, 2007

	Issuer	Combined Guarantor Subsidiaries	Consolidated
Cash Flow from Operating Activities
Net (loss) income	$(48.3)	$1.8	$(46.5)
Depreciation and amortization	0.8	72.6	73.4
Stock compensation expense	8.0	—	8.0
Changes in operating assets and liabilities	(1.7)	7.5	5.8

Net cash provided by (used in) operating activities	(41.2)	81.9	40.7

Cash Flows from Investing Activities
Purchase of property and equipment	—	(35.6)	(35.6)
Deferred line installation costs	—	(15.7)	(15.7)
Proceeds from sale of assets	—	17.3	17.3
Acquisition	—	(17.3)	(17.3)
Purchase of available-for-sale securities	(9.1)	—	(9.1)
Maturity of available-for-sale securities	5.6	—	5.6
Decrease in restricted cash	3.7	—	3.7

Net cash provided by (used in) investing activities	0.2	(51.3)	(51.1)

Cash Flows from Financing Activities:
Principal repayments of long-term debt	(16.4)	—	(16.4)
Change in due to/due from affiliates	30.3	(30.3)	—

Net cash provided by (used in) financing activities	13.9	(30.3)	(16.4)

Net increase in cash and cash equivalents	(27.1)	0.3	(26.8)
Cash and cash equivalents
Beginning	58.7	6.1	64.8

Ending	$31.6	$6.4	$38.0

McLEODUSA INCORPORATED AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

Year Ended December 31, 2006

	Issuer	Combined Guarantor Subsidiaries	Consolidated
Cash Flow from Operating Activities
Net (loss) income	$(40.2)	$11.9	$(28.3)
Depreciation and amortization	0.8	51.1	51.9
Stock compensation expense	4.9	—	4.9
Changes in operating assets and liabilities	(29.7)	46.9	17.2

Net cash provided by (used in) operating activities	(64.2)	109.9	45.7

Cash Flows from Investing Activities
Purchase of property and equipment	—	(31.9)	(31.9)
Deferred line installation costs	—	(17.0)	(17.0)
Proceeds from sale of assets	—	2.7	2.7
Decrease in restricted cash	31.7	—	31.7

Net cash provided by (used in) investing activities	31.7	(46.2)	(14.5)
Cash Flows from Financing Activities
Principal repayments of long-term debt	(110.0)	—	(110.0)
Proceeds from issuance of long-term debt	130.0	—	130.0
Deferred financing fees	(6.4)	—	(6.4)
Change in due to/due from affiliates	63.7	(63.7)	—

Net cash provided by (used in) financing activities	77.3	(63.7)	13.6

Net increase in cash and cash equivalents	44.8	—	44.8
Cash and cash equivalents
Beginning	13.9	6.1	20.0

Ending	$58.7	$6.1	$64.8

McLEODUSA INCORPORATED AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

Year Ended December 31, 2005

	Issuer	Combined Guarantor Subsidiaries	Consolidated
Cash Flow from Operating Activities
Net loss	$(209.4)	$(325.4)	$(534.8)
Depreciation and amortization	1.3	211.6	212.9
Impairment charges	63.1	214.7	277.8
Changes in operating assets and liabilities	52.0	6.5	58.5

Net cash provided by (used in) operating activities	(93.0)	107.4	14.4

Cash Flows from Investing Activities
Purchase of property and equipment	—	(35.9)	(35.9)
Deferred line installation costs	—	(26.3)	(26.3)
Proceeds from sale of assets	29.9	31.3	61.2
Increase in restricted cash	(43.4)	—	(43.4)

Net cash used in investing activities	(13.5)	(30.9)	(44.4)
Cash Flows from Financing Activities
Change in due to/due from affiliates	74.0	(74.0)	—

Net cash provided by (used in) financing activities	74.0	(74.0)	—

Net increase (decrease) in cash and cash equivalents	(32.5)	2.5	(30.0)
Cash and cash equivalents
Beginning	46.4	3.6	50.0

Ending	$13.9	$6.1	$20.0

Note 23.     Quarterly Data—(Unaudited)

The following table includes summarized quarterly financial data for the years ended December 31, 2007 and 2006 (in millions, except per share data):

	Predecessor McLeodUSA	Reorganized McLeodUSA
	January 1, 2006	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2006
Revenues	$—	$145.7	$139.7	$132.5	$126.8
Operating (loss) income	18.5	(1.6)	(3.7)	(4.2)	(5.8)
Net (loss) income	746.6	(4.8)	(6.5)	(7.9)	(9.1)
(Loss) income per common share	2.36	(0.16)	(0.21)	(0.26)	(0.31)

	Reorganized McLeodUSA
2007
Revenues	$126.4	$128.6	$120.5	$124.0
Operating loss	(7.8)	(8.8)	(11.3)	(5.1)
Net loss	(11.8)	(12.0)	(14.0)	(8.7)
Loss per common share	(0.39)	(0.40)	(0.46)	(0.30)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

US LEC Corp.

Charlotte, North Carolina

We have audited the accompanying consolidated balance sheets of US LEC Corp. and subsidiaries (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders’ deficiency, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of its operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, on February 28, 2007 the Company and PAETEC Corp. completed their combination pursuant to the Merger Agreement dated as of August 11, 2006, as amended.

/s/ Deloitte & Touche LLP

Charlotte, North Carolina

April 2, 2007

US LEC CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands)

	December 31, 2006	December 31, 2005
Assets
Current Assets
Cash and cash equivalents	$42,562	$30,704
Restricted cash	64	67
Accounts receivable (net of allowance of $3,964 and $10,349 at December 31, 2006 and December 31, 2005, respectively)	44,496	49,841
Prepaid expenses and other assets	9,303	9,289

Total current assets	96,425	89,901
Property and Equipment, Net	127,043	144,350
Other Assets	14,004	18,101

Total Assets	$237,472	$252,352

Liabilities and Stockholders’ Deficiency
Current Liabilities
Accounts payable	$10,958	$9,125
Accrued network costs	17,681	20,252
Commissions payable	134	984
Accrued expenses—other	28,606	31,567
Deferred revenue	15,122	14,292
Deferred income taxes	1,644	2,792

Total current liabilities	74,145	79,012
Long-Term Debt	149,587	149,438
Other Liabilities	5,489	5,879
Commitments and Contingencies (Note 7)
Series A Mandatorily Redeemable Convertible Preferred Stock (10,000 authorized shares, 296 and 278 shares issued with a redemption values of $298,420 and $281,167 at December 31, 2006 and 2005, respectively) (Note 6)	295,952	278,037
Stockholders’ Deficiency
Common stock-Class A, $.01 par value (122,925 authorized shares, 33,271 and 30,751 shares outstanding at December 31, 2006 and December 31, 2005)	333	307
Additional paid-in capital (Note 10)	100,050	93,181
Retained deficit	(388,084)	(353,502)

Total stockholders’ deficiency	(287,701)	(260,014)

Total Liabilities and Stockholders’ Deficiency	$237,472	$252,352

See notes to consolidated financial statements

US LEC CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2006, 2005, and 2004

(In Thousands, Except Per Share Data)

	2006	2005	2004
Revenue	$424,201	$387,738	$356,181
Network Expenses (including depreciation and amortization shown below)	212,140	186,924	171,292
Depreciation and Amortization	48,656	50,668	49,851
Selling, General and Administrative Expenses	161,107	148,902	139,231
Charge Related to Carrier Access Disputes	—	23,292	—

Gain (Loss) from Operations	2,298	(22,048)	(4,193)
Other (Income) Expense
Other Income	—	(202)	—
Charges Related to Early Extinguishment of Debt (Note 5)	—	—	4,416
Interest Income	(1,537)	(1,003)	(581)
Interest Expense (Note 6)	20,502	17,805	11,734

Net Loss	(16,667)	(38,648)	(19,762)

Less: Preferred Stock Dividends (Note 6)	17,253	16,256	15,316
Less: Accretion of Preferred Stock Issuance Cost (Note 6)	662	623	587

Net Loss Attributable to Common Stockholders	$(34,582)	$(55,527)	$(35,665)

Net Loss Attributable to Common Stockholders Per Common Share (Note 11):
Basic and Diluted	$(1.10)	$(1.83)	$(1.19)

Weighted Average Number of Shares Outstanding (Note 11):
Basic and Diluted	31,337	30,399	29,927

See notes to consolidated financial statements

US LEC CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	2006	2005	2004
Operating Activities
Net loss	$(16,667)	$(38,648)	$(19,762)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	48,656	50,668	49,851
Charges related to early extinguishment of debt	—	—	4,416
Accretion of debt	150	150	509
Accretion of lease exit costs	127	70	73
Other Income	173	(45)	118
Deferred compensation expense	2,278
Charge related to carrier access disputes	—	23,292	—
Changes in assets and liabilities which provided (used) cash:
Accounts receivable	5,253	(12,260)	(12,451)
Notes receivable	—	(150)	—
Prepaid expenses and other assets	245	1,436	202
Other assets	790	(24)	1,522
Accounts payable	71	(289)	2,712
Deferred revenue	830	718	(473)
Accrued network costs	(2,571)	(8,452)	3,642
Customer commissions payable	(850)	(4,288)	(7,586)
Other liabilities—noncurrent	(1,039)	(392)	(881)
Accrued expenses—other	(1,212)	5,950	3,327

Net cash provided by operating activities	36,234	17,736	25,219

Investing Activities
Purchase of property and equipment	(29,443)	(34,954)	(33,395)
Businesses and assets acquired	(1)	(34)	(2,321)
Proceeds from insurance claim	—	202	—
Increase (decrease) in restricted cash	3	148	(8)

Net cash used in investing activities	(29,441)	(34,638)	(35,724)

Financing Activities
Issuance of notes payable	460	—	—
Proceeds from exercise of stock options, warrants, and ESPP	4,617	817	1,458
Proceeds from long-term debt	—	—	149,250
Payments on long-term debt	—	—	(128,330)
Payments on notes payable	—	(980)	(1,300)
Payment for deferred loan fees	(12)	(463)	(5,467)

Net cash provided by (used in) financing activities	5,065	(626)	15,611

Net (Decrease) Increase in Cash and Cash Equivalents	11,858	(17,528)	5,106
Cash and Cash Equivalents, Beginning of Period(1)	30,704	48,232	43,126

Cash and Cash Equivalents, End of Period	$42,562	$30,704	$48,232

Supplemental Cash Flow Disclosures
Cash Paid for Interest	$20,023	$17,033	$7,565

Cash Paid for Income Taxes	$—	$—	$—

Supplemental Noncash Investing and Financing Activities:
At December 31, 2006, 2005, and 2004, $4,984, $3,537 and $7,677, respectively, of property and equipment additions are included in outstanding accounts payable.

See notes to consolidated financials statements.

US LEC CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIENCY

For the Years ended December 31, 2006, 2005 and 2004

(In Thousands)

	Common Stock Class A		Common Stock Class B		Additional Paid-In Capital	Retained Deficit	Total
	Shares	Amount	Shares	Amount
Balance, December 31, 2003	29,677	$297	—	$—	$90,852	$(262,310)	$(171,161)
Exercise of stock options and warrants	227	2			295		297
Issuance of ESPP Stock	379	4			1,157		1,161
Private Placement of Class A Common Stock					64		64
Preferred Stock Dividends						(15,316)	(15,316)
Accretion of Preferred Stock Issuance Fees						(587)	(587)
Net Loss						(19,762)	(19,762)

Balance, December 31, 2004	30,283	$303	—	$—	$92,368	$(297,975)	$(205,304)
Exercise of stock options	10				24		24
Issuance of ESPP Stock	458	4			789		793
Preferred Stock Dividends						(16,256)	(16,256)
Accretion of Preferred Stock Issuance Fees						(623)	(623)
Net Loss						(38,648)	(38,648)

Balance, December 31, 2005	30,751	$307	—	$—	$93,181	$(353,502)	$(260,014)
Exercise of stock options	2,093	22			3,777		3,799
Issuance of ESPP Stock	427	4			814		818
Stock-based compensation expense					2,278		2,278
Preferred Stock Dividends						(17,253)	(17,253)
Accretion of Preferred Stock Issuance Fees						(662)	(662)
Net Loss						(16,667)	(16,667)

Balance, December 31, 2006	33,271	$333	—	$—	$100,050	$(388,084)	$(287,701)

See notes to consolidated financial statements

US LEC CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2006, 2005 and 2004

(In Thousands, Except Per Share Data)

1.	PAETEC AND US LEC MERGERS

On February 28, 2007, PAETEC Corp., a Delaware corporation (“PAETEC”), and US LEC Corp. completed their combination pursuant to the Merger Agreement, dated as of August 11, 2006, as amended (the “Merger Agreement”), among PAETEC, US LEC Corp., PAETEC Holding Corp., a Delaware corporation (“PAETEC Holding”), WC Acquisition Sub U Corp., a Delaware corporation, and WC Acquisition Sub P Corp., a Delaware corporation. In accordance with the Merger Agreement, WC Acquisition Sub P Corp. merged with and into PAETEC (the “PAETEC Merger”) and WC Acquisition Sub U Corp. merged with and into US LEC Corp. (the “US LEC Merger” and together with the PAETEC merger, the “Mergers”). PAETEC and US LEC Corp. were the surviving corporations of the Mergers and, as a result, became wholly-owned subsidiaries of PAETEC Holding.

Pursuant to the PAETEC Merger, each outstanding share of Class A common stock, par value $0.01 per share, of PAETEC was converted into the right to receive 1.623 shares of the common stock, par value $0.01 per share, of PAETEC Holding. Pursuant to the US LEC Merger, each outstanding share of US LEC Corp. Class A common stock, par value $0.01 per share (“US LEC common stock”), was converted into the right to receive one share of PAETEC Holding common stock.

PAETEC Holding is accounting for the Mergers as a purchase of US LEC by PAETEC using the purchase method of accounting under generally accepted accounting principles. For federal income tax purposes, the PAETEC Merger together with the US LEC Merger is intended to be treated as an integrated series of transfers under Section 351 of the Internal Revenue Code.

The issuance of PAETEC Holding’s common stock pursuant to the Mergers was registered under the Securities Act of 1933 pursuant to a registration statement on Form S-4 (File No. 333-138594) filed by PAETEC Holding with the Securities and Exchange Commission (“SEC”) and declared effective on February 8, 2007.

PAETEC Holding obtained $850 million of new senior secured credit facilities pursuant to a Credit Agreement, dated as of February 28, 2007, among PAETEC Holding, as Borrower, the Lenders party thereto from time to time, Deutsche Bank Trust Company Americas (“Deutsche Bank”), as Administrative Agent, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”), as Syndication Agent, and CIT Lending Services Corporation (“CIT”), as Documentation Agent. PAETEC and US LEC used $800 million of the new senior secured credit facility together with a portion of their cash on hand to refinance substantially all of their senior secured indebtedness. In addition, US LEC used a portion of the proceeds of the credit facility to purchase all of its outstanding Series A Mandatorily Redeemable Convertible Preferred Stock (the “Preferred Stock”) from affiliates of Bain Capital, Inc. and Thomas H. Lee Partners LP, at a price which reflects a $30.0 million discount to its accreted value (approximately $266.0 million as of December 31, 2006, net of discount).

2.	ORGANIZATION AND NATURE OF BUSINESS

The consolidated financial statements include the accounts of US LEC Corp. and its wholly owned subsidiaries (the “Company”). All intercompany transactions and balances have been eliminated in consolidation. The Company was incorporated in 1996 and in 1998 completed an initial public offering of its common stock.

The Company, through its subsidiaries, provides integrated voice, data and Internet services to approximately 28,800 mid-to-large-sized business customers throughout the eastern United States. The Company also provides shared Web hosting and dial-up Internet services to approximately 10,000 additional residential and small business customers.

US LEC CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2005 and 2004

(In Thousands, Except Per Share Data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition—The Company recognizes revenue on telecommunications services in the period that the service is provided. Revenue is recognized when earned based upon the following specific criteria: (1) persuasive evidence of arrangement exists (2) services have been rendered (3) seller’s price to the buyer is fixed or determinable and (4) collectibility is reasonably assured. US LEC’s revenue is comprised of two primary components: (1) fees paid by end customers for voice, data and Internet services, and (2) carrier charges primarily including access and reciprocal compensation. End customer revenue is comprised of monthly recurring charges, usage charges, and initial non-recurring charges. Monthly recurring charges include the fees paid by customers for facilities in service and additional features on those facilities. Usage charges consist of usage-sensitive fees paid for calls made. Initial non-recurring charges consist primarily of installation charges. Access charges are comprised of charges paid primarily by inter-exchange carriers (“IXCs”), competitive local exchange carriers (“CLECs”) and incumbent local exchange carriers (“ILECs”) for the origination and termination of inter-exchange toll and toll-free calls. Reciprocal compensation arises when a local exchange carrier completes a call that originated on another local exchange carrier’s network. Reciprocal compensation that is earned as revenue from other local exchange carriers represents compensation for local telecommunications traffic terminated on the Company’s network that originates on another carrier’s network.

Certain revenues are recorded net of amounts that are due to other parties, primarily customers pursuant to each respective telecommunications service arrangement with whom the Company is required to share related access revenue. For the years ended December 31, 2006, 2005 and 2004, revenue amounts allocated under these arrangements of $2,192, $2,480 and $6,466, respectively, are netted with gross carrier revenues in the accompanying consolidated financial statements. The Company records these arrangements on a net basis primarily because of the passage of credit risk to their participating customers. In 2006 and 2005, the amounts payable to participating customers in connection with these arrangements, and the associated contra revenue, was reduced by $1,123 and $4,190, respectively, primarily as a result of reductions in amounts collected from carriers for access revenue and related settlement costs.

When an end customer terminates its contract with the Company prior to its contractual term, the Company is entitled to collect an early termination fee from the customer. Revenues associated with early termination fees are recognized when payment is received. Revenue related to billings in advance of providing services is deferred and recognized when the services are provided.

The Company defers amounts billed for non-recurring installation costs for new contracts with end customers and with other carriers. The Company is amortizing this revenue over the average initial term of the related contracts. As of December 31, 2006 and 2005, the Company had $419 and $1,228, respectively, of such installation costs recorded in Deferred Revenue as a current liability on the accompanying Consolidated Balance Sheets. In addition, the Company had $447 and $997 as of December 31, 2006 and 2005, respectively, recorded in Other Liabilities for the non-current portion of the deferred installation revenue.

Network Expenses—The Company’s network expenses are comprised primarily of two types of charges: leased transport charges which comprised approximately 78%, 77%, and 78% of the Company’s network expenses for the years ended December 31, 2006, 2005 and 2004, respectively, and usage sensitive charges which comprised approximately 22%, 23% and 22% of the Company’s network expenses for the years ended December 31, 2006, 2005 and 2004, respectively. The Company’s leased transport charges are the lease payments incurred by US LEC for the transmission facilities used to connect the Company’s customers to the Company-owned switch that services that customer, to connect the Company’s network and to connect to the ILEC and other carrier networks. The Company does not currently own any fiber or copper transport facilities.

US LEC CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2005 and 2004

(In Thousands, Except Per Share Data)

These facilities are leased from various providers including, in many cases, the ILEC. Usage sensitive charges are primarily comprised of charges associated with the Company’s long distance, access charges and reciprocal compensation owed to other carriers.

The Company accrues network costs based upon management’s estimate of network expenses for periods for which bills have not yet been received or paid by the Company. Management’s estimate is developed from the number of lines and facilities in service, minutes of use and contractual rates charged by each respective service provider. Subsequent adjustments to this estimate result when actual costs are billed by the service provider to the Company.

Cash and Cash Equivalents—Cash equivalents consist of highly liquid investments with original maturities of three months or less at the time of purchase.

Restricted Cash—The restricted cash balance as of December 31, 2006 and 2005 serves to secure the Company’s performance of obligations under letters of credit to support leases or as deposits in restricted use accounts. These letters of credit renew annually.

Accounts Receivable—The Company maintains an allowance for doubtful accounts for estimated losses resulting from customers’ or carriers’ failure to make payments on amounts due to the Company. These estimates are based on a number of factors including 1) historical experience, 2) aging of trade accounts receivable, 3) amounts disputed and the nature of the dispute, 4) bankruptcy, 5) general economic, industry or business information and 6) specific information obtained by the Company on the financial condition and current credit worthiness of customers or carriers.

Deferred Customer and Network Installation Costs—The Company incurs and capitalizes certain costs in connection with the required expansion of its telecommunications network infrastructure to provide service to new customers. These costs are comprised of payments for equipment and services provided by external parties in connecting the telecommunication systems of new customers to the Company’s telecommunication platform as well as expenditures for expanding the network when customer growth requires capacity enhancements. These two types of costs are referred to as customer installation costs and network installation costs, respectively. Customer installation costs represent incremental direct costs to enhance the Company’s telecommunications network to allow the Company to provide services to new customers under contract. These costs result directly from entering into a new customer contract and would not have been incurred by the Company had a new contract not been entered into. These costs are amortized over the average initial term of open contracts, which is currently 30 months.

Network installation costs are paid to local exchange carriers and IXCs for installing circuits and trunks to insure adequate capacity on the Company’s network to serve existing and new customers. Network installation costs are amortized over 60 months, the expected useful life of the circuits and trunks that are installed.

Property and Equipment—Property and equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, except for leasehold improvements as noted below.

US LEC CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2005 and 2004

(In Thousands, Except Per Share Data)

The estimated useful lives of the Company’s principal classes of property and equipment are as follows:

Telecommunications switching and	5—9 years
other equipment Office equipment, furniture and other	5 years
Leasehold improvements	The lesser of the estimated useful lives or the lease term

The Company capitalized $735 and $522 in payroll related costs during the years ended December 31, 2006 and 2005, respectively, in accordance with the AICPA Statement of Position (“SOP”) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” These costs are amortized over five years.

Long-Lived Assets—The Company reviews the carrying value of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Determination of impairment results from a comparison of estimated undiscounted future operating cash flows anticipated to be generated during the remaining life of the assets with their net carrying value. An impairment loss would be recognized as the amount by which the carrying value of the assets exceeds their fair value.

Intangible Assets—The Company has intangible assets in the form of goodwill, customer relationships and marketing related assets. These intangible assets were initially recognized based on their fair values in connection with acquisitions. Goodwill is tested for impairment on an annual basis at the end of the fiscal year or when there are indicators that impairment of goodwill may have incurred. Customer relationships and marketing assets are amortized on a straight-line basis over their estimated useful lives, ranging from 3-5 years at approximately $2,000 per year beginning in 2004. These intangible assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Included in Other Assets in the accompanying consolidated balance sheets are other identifiable intangible assets (primarily customer relationship and marketing related assets) and goodwill of $3,235 and $651, and $4,873 and $651 as of December 31, 2006 and 2005, respectively. Goodwill and intangible assets were reviewed for impairment as of December 31, 2006 and no impairment was identified.

Debt Issuance Cost—The Company capitalizes costs associated with securing long-term debt and amortizes such costs over the term of the debt agreement using the straight-line method which approximates the interest method. The Company had deferred debt issuance costs (net of accumulated amortization of $2,614 and $1,411) of $3,321 and $4,592 as of December 31, 2006 and 2005, respectively, recorded in other assets on the accompanying consolidated balance sheets that are being amortized over the life of the related debt agreement. (See Note 5)

Fair Value of Financial Instruments—Management believes the fair values of the Company’s financial instruments, including cash equivalents, restricted cash, accounts receivables, accounts payable, and accrued network costs approximate their carrying value. In addition, because long-term debt consists of variable rate instruments, management believes the carrying values approximate fair values.

Income Taxes—Income taxes are provided for temporary differences between the tax and financial accounting basis of assets and liabilities using the liability method. The tax effects of such differences, as reflected on the balance sheet, are at the enacted tax rates expected to be in effect when the differences reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized and are reversed at such time that realization is believed to be more likely than not.

US LEC CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2005 and 2004

(In Thousands, Except Per Share Data)

Concentration of Risk—The Company is exposed to concentration of credit risk principally from trade accounts receivable due from end customers and carriers. The Company’s end customers are located in the eastern United States. The Company performs ongoing credit evaluations of its end customers but does not require collateral deposits from a majority of its end customers. The Company is exposed to additional credit risk due to the fact that the Company’s most significant trade receivables are from a few large telecommunications carriers.

The Company is dependent upon certain suppliers for the provision of telecommunications services to its customers. The Company has executed interconnection agreements for all states in which it provides local phone service.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. Significant estimates relate to revenue recognition, the allowance for doubtful accounts receivable, estimated end customer contract life, the valuation of intangible assets, accrual of network costs payable to other telecommunications entities, including estimated amounts accrued for pending disputes with other carriers, income tax valuation allowance, 123(R) valuation, and conclusions regarding the impairment of and the estimated useful lives of fixed assets. Any difference between the amounts recorded and amounts ultimately realized or paid will be adjusted prospectively as new facts become known.

Advertising—The Company expenses advertising costs in the period incurred. Advertising expense amounted to $3,004, $3,415 and $2,489 for 2006, 2005 and 2004, respectively.

Investment in Variable Interest Entity—In the second quarter of 2006, the Company agreed to invest $2,500 in ExtreamTV, LLC (“ExtreamTV”), a Massachusetts-based company formed in January 2006 that provides video-on-demand services to the hospitality industry. US LEC’s investment in ExtreamTV is comprised of 2,500 Class B units which is equal to a 37.5% equity stake in ExtreamTV. Class B units receive a 6% annual preferred return and have similar voting rights as Class A units. The preferred return is paid annually and can either be paid in cash or in additional Class B units at a rate of $1.00 per unit. In addition, Class B units are entitled to one of five positions on ExtreamTV’s Board of Directors.

Under the provisions of Financial Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51” (“FIN46R”), the ExtreamTV investment qualifies as a variable interest entity subject to consolidation because US LEC is the primary beneficiary. All significant intercompany accounts and transactions among consolidated entities have been eliminated. As of December 31, 2006, the Company’s consolidated balance sheet included a reduction in assets totaling $716, an increase in liabilities totaling $1,153, and an equity deficiency of $1,869 related to ExtreamTV. For the year ended December 31, 2006, the Company recorded a net loss (including depreciation) associated with ExtreamTV of $1,869. There were no events of reconsideration during the year ended December 31, 2006.

Stock-Based Compensation Expense—Prior to January 1, 2006 the Company measured the compensation cost of its stock plans under the provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, as permitted under Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation.” Under the provisions of APB No. 25, compensation cost is measured based on the intrinsic value of the equity instrument awarded. Under the provisions of SFAS No. 123, compensation cost is measured based on the fair value of the equity instrument awarded.

US LEC CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2005 and 2004

(In Thousands, Except Per Share Data)

As of January 1, 2006, the Company adopted SFAS No. 123(R), “Share-Based Payment,” using the modified prospective transition method. Under this method, compensation expense is recognized for new grants in fiscal 2007 and any unvested grants prior to the adoption of SFAS No. 123(R). In accordance with this method, the Company’s consolidated financial statements for prior periods have not been restated.

In February 2006, the Company announced a voluntary stock option exchange offer for current employees and eligible directors that were holding stock options granted prior to January 1, 2006 (the “2006 Exchange Offer”). The 2006 Exchange Offer expired on March 27, 2006. Options covering a total of 4,321 shares were eligible for exchange in the 2006 Exchange Offer. Immediately following the expiration of the 2006 Exchange Offer, the Company accepted for exchange eligible options tendered to it for 3,721 shares of US LEC Class A common stock and canceled all of these eligible options. New options covering 3,721 shares were granted with an exercise price of $2.08 per share, the average closing price per share of US LEC’s Class A common stock on the NASDAQ National Market for the five consecutive trading days immediately before the date the new options were granted. Stock-based compensation expense for the year ended December 31, 2006 relating to stock options as calculated using SFAS No. 123(R) includes the impact of the 2006 Exchange Offer.

The Company recognizes compensation expense on a straight-line basis over the optionee’s vesting period. Total stock-based compensation expense related to the Company’s stock option plan for the year ended December 31, 2006 was $2,278.

Had compensation cost for the employee stock plans been determined consistent with SFAS No. 123, the Company’s net loss and net loss per share would approximate the following proforma amounts:

	2005	2004
Net loss, as reported	$(38,648)	$(19,762)
Preferred dividends	(16,256)	(15,316)
Accretion of preferred stock issuance fees	(623)	(587)

Net loss attributable to common stockholders, as reported	(55,527)	(35,665)
Add: Stock-based employee compensation expense included in reported net income	—	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(1,823)	(6,357)

Pro forma net loss	$(57,350)	$(42,022)

Weighted average shares outstanding	30,399	29,927
Net loss per share:
Basic and diluted, as reported	$(1.83)	$(1.19)

Basic and diluted, pro forma	$(1.89)	$(1.40)

The Company estimated the fair value for stock options using the Black-Scholes model assuming no dividend yield; volatility of 80%, an average risk-free interest rate of 4.35% and 3.63% for 2005 and 2004, respectively, and an expected life of 5.1 for 2005 and 2004. The weighted average remaining contractual life of stock options outstanding at December 31, 2005 was 7.6 years.

US LEC CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2005 and 2004

(In Thousands, Except Per Share Data)

The company estimated the fair value of the Employee Stock Purchase Plan for 2005, using the Black-Scholes model assuming no dividend yield, volatility of 80%, an average risk-free interest rate of 3.72%, and an expected life of 0.5 years.

Recent Accounting Pronouncements—In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Income Tax Uncertainties” (“FIN No. 48”). FIN No. 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authority and provides guidance on the derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN No. 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The differences between the amounts recognized in the statements of financial position prior to the adoption of FIN No. 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. The Company is currently evaluating the impact of FIN No. 48 on US LEC’s consolidated financial position, results of operations or cash flows.

In September 2006, SFAS No. 157 “Fair Value Instruments” was issued. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value instruments. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. SFAS No. 157, among other things, clarifies various market participation assumptions and fair value measurement, expands disclosures about using fair values in interim and annual periods subsequent to initial recognition, and applies for derivatives and other financial instruments measured at fair value under SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” at initial recognition and in all subsequent periods. This statement also nullifies certain guidance in EITF No. 02-3 “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities”. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact, if any, adopting SFAS No. 157 may have on its financial statements or disclosures.

In February 2007, SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115” was issued which, among other things, permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. SFAS No. 159 was issued to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Most of the provisions of SFAS No. 159 apply only to entities that elect the fair value option. However, the amendment to FASB Statement No. 115 “Accounting for Certain Investments in Debt and Equity Securities” applies to all entities with available-for-sale and trading securities, and unrealized gains and losses are to be reported on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact, if any, adopting SFAS No. 159 may have on its financial statements or disclosure.

3.	ACQUISITIONS

On November 10, 2004, the Company acquired the majority of the assets of StarNet, Inc., a nationwide provider of dial-up Internet access and telephony services to Internet Service Providers (ISPs), in a transaction accounted for using the purchase method of accounting. The purchase price included $1,200 in cash and the

US LEC CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2005 and 2004

(In Thousands, Except Per Share Data)

issuance of a $980 note payable. Along with the assumption of certain liabilities and direct costs of the acquisition of $209, the total consideration was $2,389. The results of operations of StarNet have been included in the accompanying consolidated financial statements since the acquisition date. Total consideration was allocated as follows:

December 31, 2004
Current assets	$980
Current liabilities	(696)
Property and equipment	96
Identifiable intangible assets	2,009

$2,389

The identifiable intangible assets consist of customer relationship and marketing related assets that are amortizable over 3 -5 years.

4.	PROPERTY AND EQUIPMENT

Property and equipment at December 31, is summarized by major class as follows:

	2006	2005	2004
Telecommunications and other equipment	$278,952	$257,710	$234,524
Office equipment, furniture and other	105,910	101,596	97,079
Leasehold improvements	31,285	30,937	30,862

	416,147	390,243	362,465
Less accumulated depreciation and amortization	(289,104)	(245,893)	(203,848)

Total	$127,043	$144,350	$158,617

5.	LONG-TERM DEBT

On September 30, 2004, the Company privately placed $150,000 in aggregate principal amount of Second Priority Senior Secured Floating Rate notes due 2009. The notes were issued at a price of 99.5% and bear interest at an annual rate of the six-month London Interbank Offered Rate (“LIBOR”) plus 8.50%. In December 2004, the Company completed an exchange of the privately placed notes for publicly registered notes with substantially identical terms (the “Notes”). Interest on the notes is reset semi- annually and is payable on April 1 and October 1 of each year. The interest rate for the six-month period ending April 1, 2007 is approximately 13.87%. The notes are guaranteed by all of the Company’s subsidiaries and are secured on a second priority basis by substantially all of the assets of the Company and its subsidiaries, including the capital stock of the Company’s subsidiaries. Each subsidiary guarantor is 100% owned by US LEC Corp. (the “Parent”), the guarantees are full and unconditional, the guarantees are joint and several, the Parent has no independent assets, and the Parent is not restricted in obtaining funds from its subsidiaries in the form of dividends or loans.

The indenture governing the notes contains covenants which, subject to certain exceptions, limit the ability of the Company and its subsidiaries to incur additional indebtedness, engage in certain asset sales, make certain types of restricted payments, engage in transactions with affiliates and create certain liens on the assets of the Company or its subsidiaries. The Company was in compliance with all such covenants as of December 31, 2006.

US LEC CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2005 and 2004

(In Thousands, Except Per Share Data)

Debt issuance fees associated with the notes totaled $5,512 and are being amortized through the maturity date of October 1, 2009. Unamortized debt issuance fees related to the notes are $3,030 as of December 31, 2006, and are included in the accompanying balance sheet in Other Assets. On the date of the Mergers, February 28, 2007, the Company gave irrevocable notice to redeem the notes as of March 30, 2007. The notes were paid to the trustee in full on February 28, 2007 including the redemption fee of $8.25 million and all accrued and unpaid interest through March 30, 2007.

The Company used a majority of the net proceeds from the sale of the notes to repay in full $120,325 under its senior credit facility and $6,750 on its senior subordinated notes. The Company also paid $2,071 in additional interest due on the deferred portion of the senior credit facility term loan which included a $255 termination amount. The senior credit facility was terminated and all of the senior subordinated notes were retired following repayment of the outstanding indebtedness. Unamortized debt issuance fees totaling $2,375 related to the senior credit facility and the senior subordinated notes and the remaining unamortized discount on the subordinated notes of $2,041 were expensed in 2004 and are included in Charges Related to Early Extinguishment of Debt on the Consolidated Statements of Operations.

In October 2005, the Company entered into a $10,000 secured revolving credit facility. The interest rate for any advances under the credit facility was a floating rate based, at the Company’s option, on either the lender’s prime rate plus .25% or LIBOR plus 2.25%. As of December 31, 2006, there were no advances under the credit facility. Debt issuance fees associated with the credit facility totaled $423 and are being amortized through the maturity date in August 2009. Unamortized debt issuance fees related to the notes are $291 as of December 31, 2006.

6.	SERIES A MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK

On April 11, 2000, the Company issued $200,000 of its Series A Mandatorily Redeemable Convertible Preferred Stock (the “Preferred Stock”) to affiliates of Bain Capital (“Bain”) and Thomas H. Lee Partners, L.P. (“THL”). The Preferred Stock earns dividends on a cumulative basis at an annual rate of 6%, payable quarterly, and at the Company’s option, in cash or shares of Preferred Stock through April 11, 2010. All such dividends through December 31, 2006 have been paid in shares of Preferred Stock. In addition, the Preferred Stock participates on a pro rata basis in any dividends payable to common shareholders. As of December 31, 2006, the Company had declared and accrued $98,420 in Preferred Stock dividends. In the event of any liquidation, dissolution or other winding up of the affairs of the Company, the holders of Preferred Stock are entitled to be paid in preference to any distribution to holders of junior securities, an amount in cash, equal to $1,000 per share plus all accrued and unpaid dividends on such shares.

The holders of the shares of Preferred Stock may convert all or a portion of their shares into shares of US LEC’s common stock at a set conversion price, subject to adjustment for certain dilutive events. The initial conversion price of $35 per share has been adjusted to approximately $28 per share as of December 31, 2006 pursuant to the anti-dilution provisions of the Preferred Stock. The holders of the Preferred Stock may also convert all or a portion of their shares into US LEC’s common stock at the then adjusted conversion price prior to April 11, 2010 in the event of a change in control. Each holder of the Preferred Stock may redeem all or a portion of their Preferred Stock at a price equal to 101% of $1,000 per share plus all accrued dividends on such shares after the occurrence of a change in control and for a period of 60 days following such event. Each share of the Preferred Stock is entitled to one vote per share of common stock into which it could have been converted on the record date for determination of stockholders entitled to notice of and to vote at the Company’s annual stockholders meeting. The Company may redeem all of the outstanding shares of Preferred Stock, at a price equal

US LEC CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2005 and 2004

(In Thousands, Except Per Share Data)

to $1,000 per share plus all accrued and unpaid dividends on such shares, but only if the market price of a share of US LEC’s common stock for 30 consecutive trading days during the 90 day period immediately preceding the date of the notice of redemption is at least 150% of the then effective conversion price and the market price of a share of the common stock on the redemption date is also at least 150% of the then effective conversion price. All outstanding shares of the Preferred Stock, including the shares of Preferred Stock issued as in-kind dividends, are subject to mandatory redemption on April 11, 2010.

Proceeds to the Company, net of commissions and other transaction costs, were approximately $194,000. The Company incurred $6,240 in expenses related to the issuance of the Preferred Stock. The carrying amount of the Preferred Stock will be accreted to its redemption amount over its life. As of December 31, 2006 and 2005, the unaccreted redemption amount was of $2,468 and $3,130, respectively.

In connection with the Mergers and pursuant to the US LEC preferred stock repurchase agreement entered into with the holders of the Preferred Stock in the third quarter 2006, all of the issued and outstanding shares of Preferred Stock, including accrued and unpaid dividends on these shares, were repurchased by US LEC for cash at a purchase price that reflected a $30,000 discount from the liquidation value of these shares at the effective time of the Mergers. The liquidation value equaled the sum of the stated value of these shares plus all accrued and unpaid dividends through the closing date of the Mergers. The liquidation value was approximately $301,000 and the total purchase price was approximately $271,000.

Effective upon the closing of the repurchase of the Preferred Stock, all agreements among US LEC and the US LEC preferred stockholders or among US LEC, the US LEC preferred stockholders and the former US LEC Class B stockholders, in each case entered into as of April 11, 2000, and in each case, as amended and in effect as of the date of the Merger Agreement, terminated and became null and void.

7.	COMMITMENTS AND CONTINGENCIES

The deregulation of the telecommunications industry, the implementation of the Telecommunications Act of 1996 (“Telecom Act”) and the distress of many carriers in the wake of the downturn in the telecommunications industry have involved numerous industry participants, including the Company, in disputes, lawsuits, proceedings and arbitrations before state and federal regulatory commissions, private arbitration organizations such as the American Arbitration Association, and courts over many issues important to the financial and operational success of the Company. These issues include the interpretation and enforcement of existing interconnection agreements, the terms of new interconnection agreements the Company may enter into, operating performance obligations, inter-carrier compensation, access rates applicable to different categories of traffic, including traffic originating from or terminating to cellular or wireless users, the jurisdiction of traffic for inter-carrier compensation purposes, the services and facilities available to the Company, the price the Company will pay for those services and facilities and the regulatory treatment of new technologies and services. The Company anticipates that it will continue to be involved in various disputes, lawsuits, arbitrations and proceedings over these and other material issues. The Company anticipates also that further legislative and regulatory rulemaking will occur—on the federal and state level—as the industry deregulates and as the Company enters new markets or offers new products. Rulings adverse to the Company, adverse legislation, new regulations or changes in governmental policy on issues material to the Company could have a material adverse effect on the Company’s financial condition or results of its operations. Revenue recognized and amounts recorded as allowances for doubtful accounts in the accompanying financial statements have been determined considering the impact, if any, of the items described below. Currently, the Company is involved in several legal and regulatory proceedings including the following, which, if resolved unfavorably to the Company, could have a material adverse effect on the Company’s results of operations, cash flow and financial position.

US LEC CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2005 and 2004

(In Thousands, Except Per Share Data)

Proposed Reduction and Unification of Rates for Access, Local and ISP-bound Traffic.—On July 24, 2006, the National Association of Regulatory Commissioners’ Task Force on Intercarrier Compensation filed a comprehensive proposal in the FCC open proceeding on intercarrier compensation that provides a plan to reduce and unify interstate and intrastate, originating and terminating, intercarrier compensation—both access charges and reciprocal compensation, the so-called “Missoula Plan.” The FCC placed the Missoula Plan on public notice for comment, and the pleading cycle ended on February 1, 2007. Under the Missoula Plan, the rates of the Regional Bell Operating Companies (“RBOCs”), non-rural ILECs, Commerical Mobile Radio Service (“CMRS” or cellular) providers, and CLECs like US LEC (“Track I Carriers”), rates for terminating interstate and intrastate access and reciprocal compensation traffic (including ISP-bound and VoIP traffic) would be unified in the third year of the Plan at $.0007 per minute, which is a significant reduction to the access and reciprocal compensation (non ISP-bound traffic) currently charged and collected by the Company. Originating interstate and intrastate access rates would also be reduced under the Plan. In addition, the interconnection architecture of the Company may be revised under the Plan, which likely would have an impact on its cost of interconnection facilities with other carriers. The Company cannot predict the outcome of this proceeding, but if the FCC were to adopt the Missoula Plan for all traffic or otherwise change its rules on intercarrier compensation, it could have an adverse impact on the Company’s ability to bill carriers for reciprocal compensation (including compensation for ISP-bound traffic) and access charges and could have a material adverse effect on US LEC’s results of operations, cash flow and financial position. The Company does not expect the Plan, if it is adopted without any modifications, to become effective any earlier than mid-2007.

Access Revenues—On April 27, 2001, the Federal Communications Commission (“FCC”) released its Seventh Report and Order and Further Notice of Proposed Rulemaking (the “Seventh Report and Order”) in which it established a benchmark rate at which a CLECs’ interstate access charges would be presumed to be reasonable and which CLECs could impose on IXCs. Several requests for reconsideration were filed addressing various aspects of the Seventh Report and Order. The FCC resolved those requests in the Eighth Report and Order and Fifth Order on Reconsideration released on May 18, 2004 (“Eighth Report and Order”) in ways that, except as further noted, do not affect the Company. In the Eighth Report and Order, the FCC announced a prospective rule that confirmed a CLEC’s right to bill for calls from other than its own end users as long as it bills only for the components of the access service that it provides. Addressing prior billings for wireless traffic as requested in the Company’s Petition, the FCC made it clear that it had not been unreasonable for a CLEC to bill an IXC at the benchmark rates provided that the CLEC’s charges were otherwise in compliance with and supported by its tariff, and the wireless carrier had not separately billed the IXC for those services.

The Seventh Report and Order provides some certainty as to the Company’s right to bill IXCs for interstate access at rates at or below the FCC-set benchmark rate even though, up until July 24, 2004, those rates might have been above those tariffed by the ILECs. Notwithstanding the apparent certainty created by the Seventh Report and Order, its effect on the Company continues to depend on how it is interpreted and enforced. Carrier access revenue, including revenue for traffic originating from wireless carriers’ end users, accounted for approximately 9% of the Company’s revenue for the year ended December 31, 2005 and approximately 6% for the year ended December 31, 2006. If the Seventh Report and Order and/or the Eighth Report and Order are interpreted or enforced in a manner adverse to us, such result could have a material adverse effect on the Company.

The FCC has an open proceeding to address rules for intercarrier compensation that could result in changes to current rules governing what traffic is compensable by means of access charges and at what rates, and is considering adoption of the recently filed Missoula plan discussed above in the Proposed Reduction and Unification of Rates for Access, Local and ISP-bound traffic. If the Missoula Plan were to be adopted, or the

US LEC CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2005 and 2004

(In Thousands, Except Per Share Data)

FCC were to otherwise change its policy concerning the ability of CLECs to recover access charges, the ability of the Company to bill and recover access charges could be adversely affected and could result in a material adverse impact on the Company.

Notwithstanding the prospective nature of the Eighth Report and Order, several IXCs continued to dispute interstate and intrastate access charges that the Company billed them for wireless traffic, with some electing to withhold current payments, in whole or in part, pending resolution of their disputes. Litigation with Qwest, MCI and a similar dispute with Sprint that existed as of December 31, 2005 were resolved by agreement of the parties in 2006. The settlements resulted in a cash receipt by the Company of approximately $9,000 in the first quarter of 2006 and a cash payment by the Company of $3,000 in 2006. Going forward, the Company expects to receive payments from these carriers on a timely basis with no further disputes on the settled issues. The Company took a one-time, non-recurring, non-cash charge of approximately $23,300 in the fourth quarter of 2005 after taking into account prior reserves and the impact of these settlements.

In light of the general conditions prevailing in the telecommunications industry, there is a risk of further delinquencies, nonpayment or bankruptcies by other telecommunications carriers that owe outstanding amounts derived from access and facility revenues we have billed. Such events, in the aggregate, could have a material adverse effect on the Company’s performance in future periods. We are unable to predict such events at this time.

The regulatory treatment of VoIP also could affect the Company’s ability to collect access charges, especially to the extent that in the future VoIP becomes a more significant voice service technology in the telephone network. In February 2004, the FCC initiated a proceeding to address the appropriate regulatory framework for VoIP providers. Currently, the status of VoIP service as either a telecommunications service or an information service is not clear, although a report issued by the FCC in 1998 suggests that some forms of VoIP may constitute “telecommunications services.” Additionally, in a recent order, the FCC determined, on an interim basis, that interconnected VoIP providers would be required to contribute to the Universal Service Fund similar to other telecommunication service providers. Long distance telecommunications services that originate or terminate on the traditional telephone network are subject to access charges. The FCC is additionally considering a number of separate petitions filed by ILECs and others specifically concerning whether VoIP is subject to access charges. Our ability to collect access charges could be materially affected if the FCC determines that VoIP or some types of VoIP should not be subject to access charges to the extent any traffic upon which the Company currently, or could potentially in the future, impose access charges is VoIP. Our obligation to pay other carriers access charges for VoIP services that we provide could also be affected by the FCC’s consideration of VoIP regulatory issues. We cannot predict the outcome of the FCC’s VoIP proceedings; however, if the FCC were to adopt the Missoula Plan (discussed above), VoIP traffic would be treated in the same manner as telecommunications traffic and be subject to either access charges or reciprocal compensation based on comparing the calling party’s telephone number to the called party’s telephone number to determine if the telephone numbers are assigned to the same local calling area or are either intrastate interexchange or interstate traffic.

Reciprocal Compensation—On April 27, 2001, the FCC released an Order on Remand and Report and Order (the “Remand Order”) addressing inter-carrier compensation for traffic terminated to ISPs. The interpretation and enforcement of the Remand Order has been, and will likely continue to be, an important factor in the Company’s efforts to collect reciprocal compensation for ISP-bound traffic. In the Remand Order, the FCC addressed a number of important issues, including the rules under which carriers are to compensate each other for traffic terminated to ISPs and the rates applicable for ISP-bound traffic as well as traffic bound to other customers.

US LEC CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2005 and 2004

(In Thousands, Except Per Share Data)

While the Remand Order provides greater certainty about the Company’s right to bill for traffic terminated to ISPs, the effect of the Remand Order on the Company will depend on how it is interpreted and enforced. In particular, there are uncertainties as to whether the limitations on growth of ISP traffic in the Remand Order, which was subsequently removed, will survive legal challenge.

On May 3, 2002, the D.C. Circuit rejected the FCC’s legal analysis in the Remand Order and remanded the order to the FCC for further review (the “Second Remand”), but the D.C. Circuit did not vacate the Remand Order. As such, the ISP compensation structure established by the FCC in the Remand Order remains in effect. It remains unclear whether, how or when the FCC will respond to the Second Remand, and how the Remand Order will be interpreted in light of the Second Remand.

On October 8, 2004, the FCC adopted an order in response to a July 2003 Petition for Forbearance filed by Core Communications (“Core Petition”) asking the FCC to forbear from enforcing the rate caps, growth caps, new market rules and mirroring rules of the Remand Order. The FCC granted the Core Petition with respect to growth caps and the new markets rule, but denied the Petition as to the rate caps and mirroring rules (“Core Order”). In a decision dated June 30, 2006, the D.C. Circuit upheld the FCC’s grant of forbearance on enforcement of the growth caps and new market rules of the Remand Order and the FCC’s denial of forbearance on enforcement of the rate caps and mirroring rules of the Remand Order. The Court’s decision allows the Company to continue to collect intercarrier compensation for ISP-bound traffic in new markets and without regard to growth caps, if permitted pursuant to the terms of its interconnection agreements.

If the Remand Order or the Second Remand or the Core Order were to be interpreted in a manner adverse to the Company on all or any of the issues, or if the Remand Order is modified as a result of the Second Remand or other pending or new legal challenges, it could have a material adverse effect on the Company’s ability to collect intercarrier compensation for ISP-bound traffic.

The FCC has an open proceeding to address rules for intercarrier compensation that could result in changes to current rules governing what traffic is compensable and at what rates, including compensation for traffic to ISPs, so it remains unclear at this time whether or how the Remand Order or the Core Order will be interpreted and enforced. Although reciprocal compensation accounted for only 2% of the Company’s revenue for the year ended December 31, 2006, if the FCC were to adopt the Missoula Plan (discussed above) for all traffic, and if such changes were approved by the courts, it could have an adverse impact on the Company’s ability to bill carriers for reciprocal compensation and access charges. The FCC’s resolution of the regulatory status of VoIP could affect the Company’s ability to participate in receipt or payment of reciprocal compensation for VoIP calls. The Company cannot predict the FCC’s resolution of its consideration of VoIP regulatory issues or decision in the intercarrier compensation proceeding.

Forbearance Petitions.—In a Petition for Forbearance filed with the FCC on December 20, 2004, Verizon asked the FCC to forbear Title II regulations of standalone broadband services, such as ATM, Frame Relay and similar packet-switched services. Under Section 10 of the Act, if the FCC fails to act upon a petition for forbearance within the statutory period, the petition is deemed granted. March 19, 2006 was the date on which the petition was required to be acted upon, or it would be deemed granted. On March 20, 2006, the FCC issued a Public Notice in which it announced that no action was taken on the Verizon petition and it was deemed granted. With the grant of forbearance, the services affected by the grant are no longer required to be offered under the terms, conditions and rates set forth in the tariffs on file with the FCC nor would the Title II sections of the Act that require Verizon to offer these service at just and reasonable rates and in a non-discriminatory manner be applied to the offering of these services. The Company purchases certain of the affected services from Verizon

US LEC CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2005 and 2004

(In Thousands, Except Per Share Data)

and is in discussions with Verizon as to the impact on the current terms, conditions and rates on these services due to the grant of the petition. AT&T, BellSouth, Qwest and Sprint have filed similar petitions for forbearance, with AT&T asking that the FCC take action on its petition within 60 days rather than waiting the statutory period available to the FCC. The FCC quickly placed all these petitions on public notice for comment and the pleading cycle ended on August 31, 2006, but the FCC has not yet taken action on the petitions. The Company cannot predict the impact, if any, the grant of these petitions and similar ones will have on the Company’s network expenses; however, if the rates, terms and conditions associated with the current service subject to the petition are negotiated adverse to the Company, it could have a material adverse effect on the Company.

On or about September 6, 2006, Verizon filed six petitions for forbearance—each petition identified a different Metropolitan Statistical Area (“MSA”)—in which Verizon seeks similar regulatory relief as granted by the FCC to Qwest in the Omaha Forbearance Order, 20 FCC Rcd 19415 (2005) (“Qwest Order”). In the Qwest Order, the FCC granted Qwest forbearance from the obligation to provide unbundled loops and dedicated transport pursuant to 251(c)(3) in those portions of the Omaha MSA where a facilities-based competitor (Cox Cable) had substantially built out its network. In addition, the FCC also decided to forbear from applying certain dominant carrier regulation to Qwest’s provision of mass market switched access and broadband services in Qwest’s service territory. Of the six MSAs subject to the petitions, US LEC provides local exchange services in four of them—Virginia Beach MSA; Pittsburgh MSA; Philadelphia MSA; and, New York MSA. The other two MSAs are Boston MSA and Providence MSA. The FCC has established a pleading cycle ending April 18, 2007. In addition, several competitive LECs have filed motions in the proceeding which have also been placed on public notice for comment. The pleading cycle has ended, and the FCC has taken no actions on these motions. Grant of the petitions could have an adverse affect on the Company’s ability to obtain unbundled loops and transport in the applicable MSAs, and may result in BellSouth, Sprint and other ILECs filing similar petitions as well as Verizon targeting other MSAs in which the Company provides service.

Legislation—Periodically, legislation has been introduced in Congress to alter or amend the Telecom Act, which opened local telephone markets for competition and outlines many of the ground rules pursuant to which ILECs and CLECs operate with respect to each other. Additional efforts are underway to alter, amend or re-write the Telecom Act, with bills having been introduced in both the House and Senate that are aimed at further relaxing the regulation of ILECs and at creating new frameworks to govern the provision of so-called broadband services. The Company cannot predict whether or when any particular piece of legislation will become law or how the Telecom Act might be modified. The passage of legislation amending the Telecom Act could have a material adverse effect on the Company’s future operations and its future financial results.

Similarly, some ILECs have introduced legislation in various state legislatures aimed at minimizing or eliminating entirely the extent to which those ILECs are regulated by state PUCs. The Company anticipates that additional efforts will be made in the state legislatures to alter or amend the oversight of ILECs and ILEC services in those states. The Company cannot predict whether any particular piece of legislation will become law and how it will impact the provision of telecommunications in a particular state. The passage of legislation altering PUCs’ jurisdiction over ILECs in any number of states could have a material adverse effect on the Company’s future operations and its future financial results.

Interconnection Agreements with ILECs—The Company has agreements for the interconnection of its networks with the networks of the ILECs covering each market in which US LEC has installed a switching platform. US LEC may be required to negotiate new interconnection agreements as it enters new markets in the future. In addition, as its existing interconnection agreements expire, it will be required to negotiate extension or replacement agreements. The Company concluded interconnection arbitrations with Verizon in 2002 in order to

US LEC CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2005 and 2004

(In Thousands, Except Per Share Data)

obtain new interconnection agreements on terms acceptable to the Company. The Company has filed new agreements in several Verizon states based on the decisions of the PUCs in those states. In February 2004, Verizon filed petitions with several state commissions asking those commissions to arbitrate the terms of an amendment to its interconnection agreements addressing the triennial review order (“TRO”), and subsequently amended the petitions asking those commissions to address the terms of the Triennial Review Remand Order (“TRRO”) in the arbitrations as well. Verizon has asked each commission to consolidate arbitrations against a number of CLECs and CMRS carriers, including US LEC. The Company has received a decision in each of TRRO arbitration cases in the proceedings in which it actively participated, has executed one amendment and filed it with the DC commission, filed briefs in two states to have the applicable commission determine the final language of a conforming amendment with Verizon and is awaiting a decision of one commission on a petition for reconsideration filed by Verizon. There can be no assurance that the Company will successfully negotiate, successfully arbitrate or otherwise obtain such additional agreements or amendments for interconnection with the ILECs or renewals of existing interconnection agreements on terms and conditions acceptable to the Company.

Interconnection with Other Carriers—The Company anticipates that as its interconnections with various carriers increase, the issue of seeking compensation for the termination or origination of traffic whether by reciprocal arrangements, access charges or other charges will become increasingly complex. The Company does not anticipate that it will be cost effective to negotiate agreements with every carrier with which the Company exchanges originating and/or terminating traffic. The Company will make a case-by-case analysis of the cost effectiveness of committing resources to these interconnection agreements or otherwise billing and paying such carriers. The Missoula Plan, if adopted, will facilitate carriers obtaining interim interconnection arrangement with other carriers to enable the requesting carrier to bill the other carrier for intercarrier compensation, which may have an adverse affect on the Company’s cost of services.

Other Litigation—We are involved, and expect to continue to be involved, in other proceedings arising out of the conduct of the Company’s business, including litigation with other carriers, employment related lawsuits and regulatory proceedings. The results of these matters cannot be predicted with certainty, and an unfavorable resolution of one or more of these matters, including the matters specifically discussed above, could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows and business prospects.

8.	INCOME TAXES

The reconciliation of the statutory federal income tax rate to the Company’s federal and state overall effective income tax rate is as follows:

	2006	2005	2004
Statutory federal rate	(35.00)%	(35.00)%	(35.00)%
State income taxes	—	—	—
Change in valuation allowance	35.28	34.99	35.27
Miscellaneous	(0.28)	0.01	(0.27)

Effective tax rate	0%	0%	0%

US LEC CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2005 and 2004

(In Thousands, Except Per Share Data)

Deferred income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2006 and 2005 are as follows:

	2006	2005
Deferred tax assets:
Net operating loss carryforward	$139,361	$134,597
Accrued expenses	739	3,395

Deferred tax assets	140,100	137,992
Less: Valuation Allowance	(117,067)	(108,995)

Total deferred tax assets	23,033	28,997
Deferred tax liabilities:
Net deferred revenues	1,504	1,549
Depreciation and amortization	18,822	24,721
Capitalized salaries and interest	2,707	2,727

Total deferred tax liabilities	23,033	28,997

Net Deferred Taxes	$—	$—

For the years ended December 31, 2006 and 2005, a valuation allowance has been provided against the net deferred tax assets since management cannot conclude, based on the weight of available evidence, that it is more likely than not that such assets will be ultimately realized. The Company has recorded a current deferred tax liability and a non-current deferred tax asset (included in other assets), both in the amount of $1,644.

At December 31, 2006, the Company had net operating loss carryforwards for federal and state tax purposes of approximately $328,018. Such losses begin to expire for federal and state purposes in 2017 and 2012, respectively.

9.	EMPLOYEE BENEFIT PLAN

The Company has a 401(k) savings plan under which employees can contribute up to 15% of their annual salary. For 2006, 2005, and 2004, respectively, the Company made matching contributions to the plan totaling $1,334, $1,264 and $527 based on 50% of the first 6% of an employee’s compensation in 2006 and 2005, and 25% of the first 6% of an employee’s contribution to the plan in 2004.

10.	STOCKHOLDERS’ DEFICIENCY

Common Stock—The holders of US LEC’s common stock are entitled to one vote per share in the election of the members of the Board of Directors.

Employee Stock Purchase Plan—In May 2000, the Company’s shareholders approved and the Company adopted the Employee Stock Purchase Plan (the “ESPP”). The ESPP provides for specified offering periods (initially the period from the effective date to December 31, 2000 and thereafter, the six month periods between January and June and July and December of each respective year) during which an eligible employee is permitted to accumulate payroll deductions in a plan account for the purchase of shares of US LEC’s common stock. Substantially all employees may elect to participate in the ESPP by authorizing payroll deductions in an amount

US LEC CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2005 and 2004

(In Thousands, Except Per Share Data)

not exceeding ten percent (10%) of their compensation payable during the offering period, and not more than $25 annually. The purchase price per share will be the lower of 85% of the market value of a share as of the first day of each offering period or 85% of the market value of a share as of the last day of each offering period. The ESPP was amended in May 2005 to increase the number of shares issuable under the ESPP by 1,000. The Company is presently authorized to issue 3,000 shares of common stock under the amended ESPP of which 75 were available for issuance as of December 31, 2006. The Company issued share amounts of 151, 276, 247 and 211 shares at a purchase price of approximately $2.77, $1.45 $1.45 and $2.06 per share, respectively, which represents a 15% discount to the closing price on December 31, 2006, June 30, 2006, December 31, 2005 and June 30, 2005, respectively.

Stock Option Plan —In January 1998, the Company adopted the US LEC Corp. 1998 Omnibus Stock Plan (the “Plan”). The Plan was amended in May 2005 to increase the number of shares issuable under the Plan by 2,000. Under the amended Plan, 7,000 shares of US LEC’s common stock have been reserved for issuance for stock options, stock appreciation rights, restricted stock, performance awards or other stock-based awards of which 1,185 were available for grant at December 31, 2006. Options granted under the Plan are at exercise prices determined by the Board of Directors or its Compensation Committee. For incentive stock options, the option price may not be less than the market value of the common stock on the date of grant (110% of market value for greater than 10% stockholders).

A summary of the option and warrant activity is as follows:

	Options			Warrants
	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Fair Value at Date of Grant	Number of Warrants	Weighted Average Exercise Price Per Warrant
Balance at December 31, 2003	4,602	$4.05		3,496	$2.01

Granted at fair market value	509	$4.27	$2.85	—	—
Exercised	(89)	$3.33		(184)	$1.90
Forfeited or canceled	(274)	$4.01		—	—

Balance at December 31, 2004	4,748	$4.09		3,312	$2.01

Granted at fair market value	522	$2.32	$1.57	—	—
Exercised	(9)	$2.43		—	$—
Forfeited or canceled	(358)	$4.19		—	—

Balance at December 31, 2005	4,903	$3.90		3,312	$2.01

Granted at fair market value	4,903	$2.20	$0.52	—	—
Exercised	(1,312)	$2.61		(1,046)	$2.02
Forfeited or canceled	(4,130)	$3.94		—	—

Balance at December 31, 2006	4,364	$2.34		2,266	$2.01

US LEC CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2005 and 2004

(In Thousands, Except Per Share Data)

A summary of the range of exercise prices and weighted average remaining lives for options and warrants outstanding and exercisable at December 31, 2006 is as follows:

	Options Outstanding
	Range of Exercise Price	Number of Options Outstanding	Weighted Avg. Remaining Contractual Life	Weighted Avg. Exercise Price	Number of Options Exercisable	Weighted Avg. Exercise Price
Options granted at fair market value:
	$1.74 – 2.06	86	7.3 years	$1.96	36	$1.98
	2.08 – 2.08	2,918	7.2 years	2.08	1,236	2.08
	2.12 – 2.14	338	8.9 years	2.12	—	—
	2.20 – 2.34	306	8.5 years	2.34	76	2.34
	2.40 – 3.00	461	7.8 years	2.99	16	3.00
	3.01 – 3.98	154	7.9 years	3.27	48	3.37
	4.05 – 27.69	101	6.1 years	6.37	82	6.53

Total options outstanding at December 31, 2006	$1.74 – $27.69	4,364	7.5 years	$2.34	1,494	$2.39

	Warrants Outstanding
	Range of Exercise Price	Number of Warrants Outstanding	Weighted Avg. Remaining Contractual Life	Weighted Avg. Exercise Price
Warrants granted at	6.21	26	1.9 years	$6.21
fair market value	2.06	895	2.8 years	2.06

		921	2.8 years	2.18
Warrants granted at less than fair market value	1.90	1,345	2.8 years	1.90

Total warrants outstanding at December 31, 2006	$1.90 – $6.21	2,266	2.8 years	$2.01

In February 2006, the Company announced a voluntary stock option exchange offer for current employees and eligible directors that were holding stock options granted prior to January 1, 2006 (the “2006 Exchange Offer”). The 2006 Exchange Offer expired on March 27, 2006. Options covering a total of 4,321 shares were eligible for exchange in the 2006 Exchange Offer. Immediately following the expiration of the 2006 Exchange Offer, the Company accepted for exchange eligible options tendered to it for 3,721 shares of US LEC common stock and canceled all of these eligible options. New options covering 3,721 shares were granted with an exercise price of $2.08 per share, the average closing price per share of US LEC’s common stock on the NASDAQ National Market for the five consecutive trading days immediately before the date the new options were granted. Stock-based compensation expense year ended December 31, 2006 relating to stock options as calculated using SFAS No. 123R includes the impact of the 2006 Exchange Offer.

The Company recognizes compensation expense on a straight-line basis over the optionee’s vesting period. Total stock-based compensation expense related to stock options for the year ended December 31, 2006 was $1,895.

The Company extended the term of a fully vested employee warrant which produced incremental compensation expense for the year ended December 31, 2006 of $52.

US LEC CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2005 and 2004

(In Thousands, Except Per Share Data)

As of December 31, 2006 there was $2,332 of unrecognized compensation expense related to non-vested option awards that is expected to be recognized over a weighted average period of 2.3 years.

The total number of options that vested not related to the 2006 Exchange Offer during the year ended December 31, 2006 was 213 with a total fair value of $453. The weighted average grant date fair value of stock options granted not related to the 2006 Exchange Offer during the years ended December 31, 2006 and 2005 were $1.98 and $1.58, respectively. The weighted average grant date fair value of stock options granted related to the 2006 Exchange Offer during the year ended December 31, 2006 pre-modification and post-modification was $1.45 per share and $1.52 per share, respectively.

The fair value of each option grant was determined using the Black-Scholes option pricing model with the following assumptions:

	Years Ended
Black-Scholes Option Valuation Assumptions(1)	December 31, 2006	December 31, 2005
Risk-free interest rate(2)	4.28% – 5.21%	3.72% – 4.35%
Expected term (years)(3)	5.00 – 6.25	5.20 – 5.30
Volatility(4)	71.5% – 91.4%	80.0%
Dividend yield(5)	0%	0%

(1)	Forfeitures are estimated and based on historical experience.
(2)	Based on interpolation between Treasury Constant Maturity rates with maturities corresponding to the expected term of our stock options.
(3)	Represents the period of time that options granted are expected to be outstanding using the SAB 107 simplified method.
(4)	Expected stock price volatility is based on historical experience.
(5)	Assumes no dividend yield.

The Company estimated the fair value of grants under its Employee Stock Purchase Plan (the “ESPP”) for the year ended December 31, 2006 using the Black-Scholes model assuming no dividend yield, volatility of 76.0%, an average risk-free interest rate of 5.11%, and an expected life of 0.5 years. The stock-based compensation expense related to the Company’s ESPP for the year ended December 31, 2006 was $331.

11.	LOSS PER SHARE

Loss per common and common equivalent share are based on net loss, after consideration of preferred stock dividends, and accretion of preferred stock issuance cost divided by the weighted average number of common shares outstanding during the period. For all periods presented all common stock equivalents comprised of options and warrants disclosed in Note 10 above, are considered anti-dilutive and are therefore excluded from the calculation of the diluted loss per share.

US LEC CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2005 and 2004

(In Thousands, Except Per Share Data)

12.	QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table summarizes the Company’s results of operations as presented in the consolidated statements of operations by quarter for 2006 and 2005.

	Quarter Ended
	March 31, 2006	June 30, 2006	September 30, 2006(1)	December 31, 2006(1)
Revenue	$102,797	$106,683	$105,420	$109,301
Network Expenses	50,250	53,149	53,818	54,923
Depreciation and Amortization	12,194	12,172	12,303	11,987
Selling, General and Administrative	38,519	39,618	43,177	39,793

Income (Loss) from Operations	1,834	1,744	(3,878)	2,598
Net Interest Expense	(4,545)	(4,867)	(4,800)	(4,753)

Net Loss	(2,711)	(3,123)	(8,678)	(2,155)
Preferred Stock Dividends	4,218	4,281	4,345	4,409
Accretion of Preferred Stock Issuance Cost	162	164	167	169

Net Loss Attributable to Common Stockholders	$(7,091)	$(7,568)	$(13,190)	$(6,733)

Net Loss Attributable to Common Stockholders per Share:
Basic and Diluted	$(0.23)	$(0.25)	$(0.42)	$(0.21)

Weighted Average Share Outstanding:
Basic and Diluted	30,751	30,792	31,343	32,442

	Quarter Ended
	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005(2)
Revenue	$93,516	$95,343	$98,824	$100,055
Network Expenses	45,784	46,597	47,680	46,863
Depreciation and Amortization	12,931	12,638	12,684	12,415
Selling, General and Administrative	35,868	36,590	37,560	38,884
Charge Related to Carrier Access Disputes	—	—	—	23,292

Income (Loss) from Operations	(1,067)	(482)	900	(21,399)
Other Income	—	—	202	—
Net Interest Expense	(3,712)	(4,279)	(4,228)	(4,583)

Net Loss	(4,779)	(4,761)	(3,126)	(25,982)
Preferred Stock Dividends	3,974	4,033	4,094	4,155
Accretion of Preferred Stock Issuance Cost	152	155	157	159

Net Loss Attributable to Common Stockholders	$(8,905)	$(8,949)	$(7,377)	$(30,296)

Net Loss Attributable to Common Stockholders per Share:
Basic and Diluted	$(0.29)	$(0.30)	$(0.24)	$(0.99)

Weighted Average Share Outstanding:
Basic and Diluted	30,255	30,295	30,504	30,507

(1)	The quarters ended September 30, 2006 and December 31, 2006 include merger related expenses of approximately $5,070 and $2,106, respectively.
(2)	The quarter ended December 31, 2005 Loss from Operations includes the impact of carrier access disputes settlements as discussed in Note 7.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The following table sets forth the various expenses payable by PAETEC Holding Corp. (the “Registrant”) in connection with the sale and distribution of the securities being registered hereby. All amounts, other than the SEC registration fee, are estimated.

	Amount
SEC registration fee		$227
Printing and engraving costs
Accounting fees and expenses
Legal fees and expenses
Miscellaneous

Total	$

Item 15.	Indemnification of Directors and Officers

Delaware General Corporation Law. Section 145(a) of the General Corporation Law of the State of Delaware (the “Delaware General Corporation Law”) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law states that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which the person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the Delaware Court of Chancery or such other court shall deem proper.

Section 145(c) of the Delaware General Corporation Law provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Section 145(d) of the Delaware General Corporation Law states that any indemnification under subsections (a) and (b) of Section 145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of Section 145. Such determination shall be made with respect to a person who is a director or officer at the time of such determination (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

Section 145(f) of the Delaware General Corporation Law states that the indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

Section 145(g) of the Delaware General Corporation Law provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under the provisions of Section 145.

Section 145(j) of the Delaware General Corporation Law states that the indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Certificate of Incorporation. The Registrant’s restated certificate of incorporation provides that, to the fullest extent permitted by the Delaware General Corporation Law, the Registrant’s directors will not be personally liable to the Registrant or its stockholders for monetary damages resulting from a breach of their fiduciary duties as directors. Nothing contained in such provision, however, will eliminate or limit the liability of directors (1) for any breach of the director’s duty of loyalty to the Registrant or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (3) under Section 174 of the Delaware General Corporation Law or (4) for any transaction from which the director derived an improper personal benefit.

Bylaws. The Registrant’s amended and restated bylaws provide for the indemnification of the officers and directors of the Registrant to the fullest extent permitted by the Delaware General Corporation Law. The bylaws provide that each person who was or is made a party to, or is threatened to be made a party to, any civil or criminal action, suit or administrative or investigative proceeding by reason of the fact that such person is or was a director or officer of the Registrant or, while a director or officer of the Registrant, is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation or of a partnership, limited liability company, joint venture, trust, enterprise or nonprofit or other entity, shall be indemnified and held harmless by the Registrant to the fullest extent authorized by the Delaware General Corporation Law against all liability and loss suffered and all expenses reasonably incurred, including reasonable attorneys’ fees, by such person in connection therewith, if such person acted in good faith and in a manner such person reasonably believed to be not opposed to the best interests of the Registrant and had no reason to believe that such person’s conduct was illegal.

Insurance. The Registrant maintains directors’ and officers’ liability insurance, which covers directors and officers of the Registrant against certain claims or liabilities arising out of the performance of their duties.

US LEC Merger Agreement Provisions. The Agreement and Plan of Merger among the Registrant, PAETEC Corp., a Delaware corporation, US LEC Corp., a Delaware corporation (“US LEC”), WC Acquisition Sub U Corp., a Delaware corporation, and WC Acquisition Sub P Corp., a Delaware corporation, dated as of August 11, 2006 and amended as of December 22, 2006 and February 6, 2007 (the “US LEC Merger Agreement”), provides that, for at least six years after the effective time of the mergers referred to therein (the “Mergers”), the Registrant and PAETEC Corp. will indemnify and hold harmless, and provide advancement of expenses to, all present and former officers and directors of PAETEC Corp. and its subsidiaries with respect to acts or omissions occurring before the effective time of the Mergers, including those relating to the transactions contemplated by the US LEC Merger Agreement, to the fullest extent permitted by applicable laws. Similarly, for at least six years after the effective time of the Mergers, the Registrant and US LEC will indemnify and hold harmless, and provide advancement of expenses to, all present and former officers and directors of US LEC and its subsidiaries with respect to acts or omissions occurring before the effective time of the Mergers, including those relating to the transactions contemplated by the US LEC Merger Agreement, to the fullest extent permitted by applicable law. After the Mergers, the Registrant, PAETEC Corp. and US LEC will also fulfill and honor the obligations of PAETEC Corp. and US LEC under any indemnification agreements between PAETEC Corp. and US LEC, respectively, and its present or former directors, officers and employees.

The US LEC Merger Agreement requires the Registrant to use reasonable best efforts, subject to conditions, to cause to be maintained for a period of six years after the effective time of the Mergers the directors’ and officers’ and fiduciary liability insurance policies maintained by PAETEC Corp., or policies of at least the same coverage and amount and containing terms and conditions that are not less advantageous than such policies, with respect to facts or events occurring before the effective time of the Mergers, including events relating to the transactions contemplated by the US LEC Merger Agreement.

The US LEC Merger Agreement also requires the Registrant to use reasonable best efforts, subject to conditions, to cause to be maintained for a period of six years after the effective time of the Mergers the directors’ and officers’ and fiduciary liability insurance policies maintained by US LEC, or policies of at least the same coverage and amount and containing terms and conditions that are not less advantageous than such policies, with respect to facts or events occurring before the effective time of the Mergers, including events relating to the transactions contemplated by the US LEC Merger Agreement.

If the Registrant, PAETEC Corp. or US LEC or any of their respective successors or assigns consolidates with or merges into any other person or entity and is not the continuing or surviving corporation or entity of such consolidation or merger, or transfers all or substantially all of its properties or assets to any person or entity, then, in each case, the Registrant, PAETEC Corp. or US LEC will be required to take such action as may be necessary so that such person or entity will assume all of the foregoing indemnification and insurance obligations.

McLeodUSA Merger Agreement Provisions. The Agreement and Plan of Merger among the Registrant, McLeodUSA Incorporated, a Delaware corporation (“McLeodUSA”), and PS Acquisition Corp., a Delaware corporation, dated as of September 17, 2007, and amended as of December 18, 2007 (the “McLeodUSA Merger Agreement”), provides that, for at least six years after the effective time of the merger between McLeodUSA and PS Acquisition Corp. (the “McLeodUSA Merger”), the Registrant will maintain the indemnification provisions contained in the certificate of incorporation and bylaws of McLeodUSA as of the effective time of the McLeodUSA Merger and will fulfill and honor the obligations of McLeodUSA pursuant to any indemnification agreements between McLeodUSA and any of its present or former directors, officers and employees that are in effect immediately prior to the McLeodUSA Merger, subject to applicable laws.

The McLeodUSA Merger Agreement requires the Registrant to use reasonable best efforts, subject to conditions, to cause to be maintained for a period of six years after the effective time of the McLeodUSA Merger the directors’ and officers’ and fiduciary liability insurance policies maintained by McLeodUSA or policies of at least the same coverage and amount and containing terms and conditions that are not less advantageous than such policies, with respect to facts or events occurring on or before the effective time of the McLeodUSA Merger, including events relating to the transactions contemplated by the McLeodUSA Merger Agreement.

Item 16.	Exhibits

The following exhibits are filed herewith or incorporated by reference:

Exhibit Number	Description of Document

4.1	Restated Certificate of Incorporation of PAETEC Holding Corp. (“PAETEC Holding”). Filed as Exhibit 3.1 to the Current Report on Form 8-K of PAETEC Holding, filed on March 2, 2007 and incorporated herein by reference.

4.2	Amended and Restated Bylaws of PAETEC Holding. Filed as Exhibit 3.2 to the Current Report on Form 8-K of PAETEC Holding, filed on March 10, 2009 and incorporated herein by reference.

4.3	Form of certificate representing the Common Stock, par value $.01 per share, of PAETEC Holding. Filed as Exhibit 4.1 to PAETEC Holding’s Registration Statement on Form S-4 (SEC File No. 333-138594) (the “S-4 Registration Statement”) and incorporated herein by reference.

4.4	Form of PAETEC Holding Common Stock Purchase Warrant (including Form of Exercise Notice) under the PaeTec Communications, Inc. Agent Incentive Plan. Filed as Exhibit 4.4 to PAETEC Holding’s Registration Statement on Form S-3 (SEC File No. 333-151600) and incorporated herein by reference.

4.5	PaeTec Communications, Inc. Agent Incentive Plan, as amended and restated. Filed as Exhibit 4.2.1 to Amendment No. 2 to the S-4 Registration Statement and incorporated herein by reference.

**4.6	Form of PAETEC Holding Corp. Common Stock Purchase Warrant (including form of Exercise Notice) under the PAETEC Holding Corp. 2009 Agent Incentive Plan.

**4.7	PAETEC Holding Corp. 2009 Agent Incentive Plan.

**5.1	Opinion of Hogan & Hartson L.L.P. regarding the validity of the securities registered.

*23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm, regarding the financial statements of PAETEC Holding.

*23.2	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm, regarding the financial statements of US LEC Corp.

*23.3	Consent of McGladrey & Pullen, LLP, Independent Registered Public Accounting Firm, regarding the financial statements of McLeodUSA Incorporated.

**23.4	Consent of Hogan & Hartson L.L.P. (included in Exhibit 5.1).

*24.1	Power of Attorney (included on signature page).

*	Filed herewith.
**	To be filed by amendment.

Item 17.	Undertakings

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that:

Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(iii) That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fairport, State of New York, on May 19, 2009.

PAETEC Holding Corp.

By:	/s/ ARUNAS A. CHESONIS
Arunas A. Chesonis Chairman, President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Arunas A. Chesonis, Keith M. Wilson, and Mary K. O’Connell, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, from such person and in each person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement or any registration statement relating to the same offering as this Registration Statement under Rule 462 and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on May 19, 2009.

Signature	Title

/s/ ARUNAS A. CHESONIS Arunas A. Chesonis	Chairman, President and Chief Executive Officer (Principal Executive Officer)

/s/ KEITH M. WILSON Keith M. Wilson	Director and Executive Vice President and Chief Financial Officer (Principal Financial Officer)

/s/ ALGIMANTAS K. CHESONIS Algimantas K. Chesonis	Senior Vice President, Chief Accounting Officer and Controller (Principal Accounting Officer)

/s/ RICHARD T. AAB Richard T. Aab	Vice Chairman of the Board

/s/ SHELLEY DIAMOND Shelley Diamond	Director

/s/ H. RUSSELL FRISBY, JR. H. Russell Frisby, Jr.	Director

/s/ TANSUKH V. GANATRA Tansukh V. Ganatra	Director

S-1

Signature	Title

/s/ MICHAEL C. MAC DONALD Michael C. Mac Donald	Director

/s/ WILLIAM R. MCDERMOTT William R. McDermott	Director

/s/ ALEX STADLER Alex Stadler	Director

/s/ MARK ZUPAN Mark Zupan	Director

S-2

EXHIBIT INDEX

Exhibit Number	Description of Document

4.1	Restated Certificate of Incorporation of PAETEC Holding Corp. (“PAETEC Holding”). Filed as Exhibit 3.1 to the Current Report on Form 8-K of PAETEC Holding, filed on March 2, 2007 and incorporated herein by reference.

4.2	Amended and Restated Bylaws of PAETEC Holding. Filed as Exhibit 3.2 to the Current Report on Form 8-K of PAETEC Holding, filed on March 10, 2009 and incorporated herein by reference.

4.3	Form of certificate representing the Common Stock, par value $.01 per share, of PAETEC Holding. Filed as Exhibit 4.1 to PAETEC Holding’s Registration Statement on Form S-4 (SEC File No. 333-138594) (the “S-4 Registration Statement”) and incorporated herein by reference.

4.4	Form of PAETEC Holding Common Stock Purchase Warrant (including Form of Exercise Notice) under the PaeTec Communications, Inc. Agent Incentive Plan. Filed as Exhibit 4.4 to PAETEC Holding’s Registration Statement on Form S-3 (SEC File No. 333-151600) and incorporated herein by reference.

4.5	PaeTec Communications, Inc. Agent Incentive Plan, as amended and restated. Filed as Exhibit 4.2.1 to Amendment No. 2 to the S-4 Registration Statement and incorporated herein by reference.

**4.6	Form of PAETEC Holding Corp. Common Stock Purchase Warrant (including form of Exercise Notice) under the PAETEC Holding Corp. 2009 Agent Incentive Plan.

**4.7	PAETEC Holding Corp. 2009 Agent Incentive Plan.

**5.1	Opinion of Hogan & Hartson L.L.P. regarding the validity of the securities registered.

*23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm, regarding the financial statements of PAETEC Holding.

*23.2	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm, regarding the financial statements of US LEC Corp.

*23.3	Consent of McGladrey & Pullen, LLP, Independent Registered Public Accounting Firm, regarding the financial statements of McLeodUSA Incorporated.

**23.4	Consent of Hogan & Hartson L.L.P. (included in Exhibit 5.1).

*24.1	Power of Attorney (included on signature page).

*	Filed herewith.
**	To be filed by amendment.